# SJW Corp.

## Annual Report 2012

Dear Fellow Shareholder,

In 2012, SJW Corp. ("SJW") made substantial progress in many areas that should position us as a more sustainable and profitable company for many years. San Jose Water Company invested nearly $100 million in utility plant, upgrading critical infrastructure and improving service. This correlates to an increase in rate base, which in turn, should fuel future earnings.

Since forming SJWTX, Inc., our Texas water and wastewater utilities (d.b.a. Canyon Lake Water Service Company) in 2005, we have made eight contiguous acquisitions, grown our service area from approximately 150 to more than 240 square miles, and added almost 3,500 customers. With our strong portfolio of water supplies, a growing wastewater business, and continued additions to customer base through organic growth and acquisitions, we expect our Texas operation to grow.

SJW Land Company secured long-term leases with outstanding tenants for its Tennessee properties. The Company's entire developed real estate portfolio is now fully leased. Additionally, SJW Land Company profitably sold properties in Florida in 2012 and Connecticut in 2013 that were approaching the end of their leases.

SJW is fortunate to have businesses and customers in regions with strong fundamentals and economic stability. However, we recognize that the socio-political and economic changes occurred over the last several years will continue to present challenges. We must deliberately refine and execute our business strategy in light of these changes.

Water quality, environmental, tax, accounting, employment, and other business regulations continue to proliferate. They drive up our cost structure and consume valuable human and capital resources. At the same time, the weight of increased regulation also impacts fiscally stressed municipalities and other water sector activities and may create opportunities for partnerships, consolidations, or non-regulated businesses. It is not uncommon for regulatory proceedings to take over two years to complete. The processes require not only close cooperation with the regulatory agencies but also proactive engagement with customers and other stakeholders.

I strongly believe that SJW's integrity, reputation, and corporate ethics will stand up well under the greater scrutiny, and that our regional approach represents an efficient and superior utility business model. Our cost effective regional water systems and the people who run them will allow SJW to continue to grow and prosper.

On behalf of the SJW Board and our employees, I want to thank you for your investment and interest in SJW.



W. Richard Roth, Chairman, President and CEO

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2012**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**


SEC MAIL
RECEIVED
MAR 1 8 2013
WASH., D.C.
193
SECTION

**For the transition period from to**

**Commission file number: 1-8966**

# SJW CORP.

(Exact name of registrant as specified in its charter)

| **California** | **77-0066628** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **110 West Taylor Street, San Jose, California** | **95110** |
| (Address of principal executive offices) | (Zip Code) |

**408-279-7800**

(Registrant's telephone number, including area code)

**Not Applicable**

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, $0.521 par value per share | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 29, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $337 million based on the closing sale price as reported on the New York Stock Exchange.

Indicate the number of shares outstanding of registrant's common stock, as of the latest practicable date.

| Class | Outstanding at February 8, 2013 |
|---|---|
| Common Stock, $0.521 par value per share | 18,694,785 |

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's Proxy Statement relating to the registrant's Annual Meeting of Shareholders, to be held on April 24, 2013, are incorporated by reference into Part III of this Form 10-K where indicated.

## TABLE OF CONTENTS

## PART I

### Forward-Looking Statements

This report contains forward-looking statements within the meaning of the federal securities laws relating to future events and future results of SJW Corp. and its subsidiaries that are based on current expectations, estimates, forecasts, and projections about SJW Corp. and its subsidiaries and the industries in which SJW Corp. and its subsidiaries operate and the beliefs and assumptions of the management of SJW Corp. Such forward-looking statements are identified by words including "expect", "estimate", "anticipate", "intends", "seeks", "plans", "projects", "may", "should", "will", and variation of such words, and similar expressions. These forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Important factors that could cause or contribute to such differences include, but are not limited to, those discussed in this report under Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere, and in other reports SJW Corp. files with the Securities and Exchange Commission (the "SEC"), specifically the most recent report on Form 10-Q and reports on Form 8-K filed with the SEC, each as it may be amended from time to time.

SJW Corp. undertakes no obligation to update or revise the information contained in this report, including the forward-looking statements, to reflect any event or circumstance that may arise after the date of this report.

### Item 1. *Business*

### General Development of Business

SJW Corp. was incorporated in California on February 8, 1985. SJW Corp. is a holding company with four subsidiaries:

- San Jose Water Company, a wholly owned subsidiary of SJW Corp., with its headquarters located at 110 West Taylor Street in San Jose, California 95110, was originally incorporated under the laws of the State of California in 1866. As part of a reorganization on February 8, 1985, San Jose Water Company became a wholly owned subsidiary of SJW Corp. San Jose Water Company is a public utility in the business of providing water service to approximately 227,000 connections that serve a population of approximately one million people in an area comprising approximately 138 square miles in the metropolitan San Jose, California area.
- SJWTX, Inc., a wholly owned subsidiary of SJW Corp., was incorporated in the State of Texas in 2005. SJWTX, Inc. is doing business as Canyon Lake Water Service Company ("CLWSC"). CLWSC is a public utility in the business of providing water service to approximately 10,600 connections that serve approximately 36,000 people. CLWSC's service area comprises more than 240 square miles in western Comal County and southern Blanco County in the growing region between San Antonio and Austin, Texas. SJWTX, Inc. has a 25% interest in Acequia Water Supply Corporation ("Acequia"). Acequia has been determined to be a variable interest entity within the scope of Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 810—"Consolidation" with SJWTX, Inc. as the primary beneficiary. As a result, Acequia has been consolidated with SJWTX, Inc.
- SJW Land Company, a wholly owned subsidiary of SJW Corp., was incorporated in 1985. SJW Land Company owns undeveloped land in the states of California and Tennessee, owns and operates commercial buildings in the states of California, Connecticut, Texas, Arizona and Tennessee, and has a 70% limited partnership interest in 444 West Santa Clara Street, L.P. As of December 31, 2012, our Connecticut property was classified as held-for-sale.
- Texas Water Alliance Limited ("TWA"), a wholly owned subsidiary of SJW Corp., is undertaking activities that are necessary to develop a water supply project in Texas.

Together, San Jose Water Company, CLWSC and TWA are referred to as "Water Utility Services."

SJW Land Company and its consolidated variable interest entity, 444 West Santa Clara Street, L.P., which operates commercial building rentals, are collectively referred to as "Real Estate Services."

### Regulation and Rates

San Jose Water Company's rates, service and other matters affecting its business are subject to regulation by the California Public Utilities Commission ("CPUC").

Ordinarily, there are three types of rate adjustments that affect San Jose Water Company's revenue collection: general rate adjustments, cost of capital adjustments, and offset rate adjustments. General rate adjustments are authorized in general rate case decisions, which usually authorize an initial rate adjustment followed by two annual escalation adjustments designed to maintain the authorized return on equity over a three-year period. General rate applications are normally filed and processed during the last year covered by the most recent rate case as required by the CPUC so that regulatory lag is avoided.

Cost of capital adjustments are rate adjustments resulting from the CPUC's tri-annual establishment of a reasonable rate of return for San Jose Water Company's capital investments.

The purpose of an offset rate adjustment is to compensate utilities for changes in specific pre-authorized offsettable capital investments or expenses, primarily for purchased water, groundwater extraction charges and purchased power. Pursuant to Section 792.5 of the California Public Utilities Code, a balancing account must be maintained for each expense item for which such revenue offsets have been authorized. The purpose of a balancing account is to track the under-collection or over-collection associated with expense changes.

On September 30, 2010, San Jose Water Company, in compliance with Commission Decision 09-11-032, requested the CPUC's approval of upgrades to San Jose Water Company's 40-year old Montevina Water Treatment Plant ("MWTP"). The MWTP has aging infrastructure and many of its components are at the end of their useful lives, or they do not meet current structural and seismic requirements. The total planned project cost is $73.7 million, over five years. San Jose Water Company's application requested revenue increases of $0.5 million, or 0.22% in 2011, $1.9 million, or 0.85% in 2012, $7.7 million, or 3.50% in 2013, $3.5 million, or 1.61% in 2014 and $0.8 million, or 0.38% in 2015 (all at the then current authorized rate of return). Evidentiary hearings were completed in April 2011. However, in July 2012, the CPUC reopened the proceeding seeking additional evidence in the case. San Jose Water Company submitted supplemental testimony on September 24, 2012. The CPUC's Division of Ratepayer Advocates ("DRA") submitted response testimony on November 21, 2012 and San Jose Water Company submitted rebuttal to DRA's testimony on December 20, 2012. In January 2013, the parties to the proceeding reached a preliminary settlement. The final settlement will be submitted for CPUC review in the second quarter of 2013. A decision on the application is now expected in the first half of 2013.

On May 2, 2011, San Jose Water Company filed Application No. 11-05-002 with the CPUC seeking authorization of an updated Cost of Capital ("COC") for the period from January 1, 2012 through December 31, 2014. An all-party settlement agreement was announced by the CPUC on October 17, 2011 that provided San Jose Water Company a return on equity of 9.99%, a long-term cost of debt of 6.68% and a rate of return of 8.38%. This settlement was approved by the CPUC on July 12, 2012. Upon approval, the authorized rate of return of 8.38% became effective retroactively as of January 1, 2012. New rates for this updated authorized rate of return became effective September 1, 2012. The differential in revenue between when the authorized rate of return became retroactively effective (January 1, 2012) and when the rates were actually implemented (September 1, 2012) is tracked in a memorandum account. The final decision included continuation of a Water Cost of Capital Mechanism ("WCCM"). This WCCM is a mechanism that allows an adjustment to authorized return on equity between COC filings. On October 15, 2012, San Jose Water Company filed an advice letter to adjust the authorized return on equity and rate of return due to the triggering of this WCCM. The WCCM was triggered when the differential between the 12-month average Moody's Aa utility bond index for the period October 2010 through September 2011 (5.04%) and October 2011 through September 2012 (3.92%) exceeded 100 basis points. With the WCCM triggered, the authorized return on equity must be adjusted by one-half of the difference. This produces an adjusted return on equity of 9.43%, which, in conjunction with the authorized capital structure and long-term cost of debt provides an authorized rate of return of 8.09%. This 8.09% rate of return was authorized by the CPUC and became effective January 1, 2013.

On January 3, 2012, San Jose Water Company filed a general rate case application requesting rate increases of $47.4 million, or 21.51% in 2013, $13.0 million, or 4.87% in 2014 and $34.8 million, or 12.59% in 2015. This general rate case filing also includes: (1) recovery of the under-collected balance of $2.6 million in the balancing account, (2) disbursement of the over-collected balance of $0.7 million accrued in various memorandum accounts and (3) implementation of a full revenue decoupling Water Revenue Adjustment Mechanism ("WRAM") and associated Modified Cost Balancing Account ("MCBA"). The WRAM de-couples San Jose Water Company's revenue requirement from ratepayer usage. Under the WRAM, San Jose Water Company would recover the full quantity revenue amounts authorized by the CPUC by using advice letter filings for any unbilled quantity revenue amounts or refunds for over-collection, regardless of customer usage volumes. A MCBA similarly provides for recovery/refund for changes in water supply mix from amounts authorized by the CPUC. A general rate case is a year-long proceeding before the CPUC that involves a discovery phase led by the CPUC's Division of Ratepayer Advocates and customer intervenors that are assigned party status, settlement meetings, as well as possible evidentiary hearings. Parties to the proceeding filed opening briefs on July 20, 2012 and reply briefs on August 7, 2012. On September 26, 2012, San Jose Water Company filed a motion for interim rate relief so that if a decision was not reached by the end of 2012, San Jose Water Company would be allowed to adopt interim rates, effective January 1, 2013, until a decision is adopted. To date a decision has not been adopted and interim rates are currently in effect. Interim rates were set equal to fiscal year-end 2012 rates. Any difference between interim rates and approved rates will be tracked in a memorandum account and will be submitted for recovery or refund in the Company's next general rate case. On January 29, 2013, the administrative law judge issued a notice to reopen the record for the limited purpose of receiving and evaluating new information related to security and safety issues. On the same day, San Jose Water Company filed a motion to move the security and safety consideration to a second phase of the general rate case, which would provide for a more prompt resolution to the issues regarding revenue requirement. A pre-hearing conference regarding this matter was held on February 19, 2013, but an administrative law judge ruling regarding the bifurcation and scheduling related to the security and safety issues was not issued.

On June 1, 2012, San Jose Water Company filed Advice Letter No. 439A seeking authorization to increase revenues by $7.4 million, or approximately 3.00%, to offset increases from Santa Clara Valley Water District's ("SCVWD") groundwater production charges and treated water charges. The CPUC authorized this increase and the surcharges became effective on July 1, 2012.

CLWSC is subject to regulation by the Texas Commission on Environmental Quality ("TCEQ"). The TCEQ authorizes rate increases after the filing of an Application for a Rate/Tariff Change. Rate cases may be filed as necessary, but not more often than once every 12 months.

On August 27, 2010, CLWSC filed a rate case with the TCEQ. The filing contained a request for an immediate increase in revenue of 38% and a total increase of 71%. The new rates (38%) became effective on October 27, 2010. CLWSC is also requesting the TCEQ for a rate base determination. A rate base determination entails verification of plant to be included in rate base by TCEQ staff. Evidentiary hearings on these matters were concluded in March and August of 2012, and a TCEQ decision is expected sometime in the first quarter of 2013. Until final approval by the TCEQ, the 38% rate increase in October 2010 is subject to adjustment or refund.

Please also see Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

**Financial Information about Industry Segments**

See Note 12 of Notes to Consolidated Financial Statements for information regarding SJW Corp.'s business segments.

**Description of Business**

**General**

The principal business of Water Utility Services consists of the production, purchase, storage, purification, distribution, wholesale, and retail sale of water. San Jose Water Company provides water service to approximately 227,000 connections that serve customers in portions of the cities of Cupertino and San Jose and in the cities of Campbell, Monte Sereno, Saratoga and the Town of Los Gatos, and adjacent unincorporated territories, all in the County of Santa Clara in the State of California. San Jose Water Company distributes water to customers in accordance with accepted water utility methods. CLWSC provides water service to approximately 10,600 connections that serve approximately 36,000 people in a service area comprising more than 240 square miles in the growing region between San Antonio and Austin, Texas. TWA has entered into arrangements with certain landowners in Gonzales County, Texas that provide for the development of a water supply project. In connection with the project, TWA applied for groundwater production and transportation permits to meet the future water needs in the Canyon Lake Water Service Company's service area and to the central Texas hill country communities and utilities adjacent to this area. In January of 2013, TWA's permit was approved unanimously by the groundwater district in Gonzales County.

San Jose Water Company also provides non-tariffed services under agreements with municipalities and other utilities. These non-tariffed services include water system operations, maintenance agreements and antenna leases.

In October 1997, San Jose Water Company commenced operation of the City of Cupertino municipal water system under the terms of a 25-year lease. The system is adjacent to the San Jose Water Company service area and has approximately 4,600 service connections. Under the terms of the lease, San Jose Water Company paid an up-front $6.8 million concession fee to the City of Cupertino that is amortized over the contract term. San Jose Water Company is responsible for all aspects of system operation including capital improvements.

The operating results from the water business fluctuate according to the demand for water, which is often influenced by seasonal conditions, such as summer temperatures or the amount and timing of precipitation in Water Utility Services' service areas. Revenue, production costs and income are affected by the changes in water sales and availability of surface water supply. Overhead costs, such as payroll and benefits, depreciation, interest on long-term debt, and property taxes, remain fairly constant despite variations in the amount of water sold. As a result, earnings are highest in the higher demand, warm summer months and lowest in the lower demand, cool winter months.

**Water Supply**

San Jose Water Company's water supply consists of groundwater from wells, surface water from watershed run-off and diversion, and imported water purchased from the SCVWD under the terms of a master contract with SCVWD expiring in 2051. Purchased water provides approximately 40% to 45% of San Jose Water Company's annual production. San Jose Water Company pumps approximately 40% to 50% of its water supply from the underground basin and pays a groundwater extraction charge to SCVWD. Surface supply, which during a year of normal rainfall satisfies about 6% to 8% of San Jose Water Company's annual needs, provides approximately 1% of its water supply in a dry year and approximately 14% in a wet year. In dry years, the decrease in water from surface run-off and diversion, and the corresponding increase in purchased and pumped water, increases production costs substantially.

The pumps and motors at San Jose Water Company's groundwater production facilities are propelled by electric power. Over the last few years, San Jose Water Company has installed standby power generators at 32 of its strategic water production sites. In addition, the commercial office and operations control centers are outfitted with standby power equipment that allow critical distribution and customer service operations to continue during a power outage. SCVWD has informed San Jose Water Company that its filter plants, which deliver purchased water to San Jose Water Company, are also equipped with standby generators. In the event of a power outage, San Jose Water Company believes it will be able to prevent an interruption of service to customers for a limited period by pumping water with its standby generators and by using purchased water from SCVWD.

In 2012, the level of water in the Santa Clara Valley groundwater basin, which is managed by the SCVWD, remained comparable to the 30-year average level. On January 1, 2013, SCVWD's 10 reservoirs were 53.5% full with 90,400 acre-feet of water in storage. As reported by SCVWD, the rainfall was approximately 157% of the seasonal average for the first six months of the rainfall season that commenced on July 1, 2012 and ends on June 30, 2013. As of December 31, 2012, San Jose Water Company's Lake Elsman contained 1,248 million gallons. In addition, the rainfall at San Jose Water Company's Lake Elsman was measured at 27.74 inches for the period from July 1, 2012 through December 31, 2012, which is 197% of the five-year average. Local surface water is a less costly source of water than groundwater or purchased water and its availability significantly impacts San Jose Water Company's results of operations. San Jose Water Company believes that its various sources of water supply will be sufficient to meet customer demand in 2013.

The U.S. Fish and Wildlife Service issued a Biological Opinion ("BiOp") and Incidental Take Statement for the Central Valley Project ("CVP") and the State Water Project ("SWP") on the Delta smelt. The BiOp prescribes a range of operational criteria that are determined based on hydrology, fish distribution, abundance and other factors. Under a "most likely" scenario, the California Department of Water Resources and United States Bureau of Reclamation estimate that SWP and CVP supplies to SCVWD could be reduced by approximately 17% to 18% of the supply amount they currently receive. Under a "worst case" BiOp scenario, SWP and CVP supplies to SCVWD could be reduced by approximately 32% to 33% of the current supply amount they receive. In addition, while there is some overlap with the California Fish & Game Commission's restrictions to protect longfin smelt, the longfin pumping restrictions, if triggered, could cause significant supply impacts beyond those estimated to comply with Delta smelt requirements.

Except for a few isolated cases when service had been interrupted or curtailed because of power or equipment failures, construction shutdowns, or other operating difficulties, San Jose Water Company has not had any interrupted or imposed mandatory curtailment of service to any type or class of customer with the exception of the summer of 1989 through March 1993, when rationing was imposed intermittently on customers at the request of SCVWD.

California faces long-term water supply challenges. San Jose Water Company actively works with SCVWD to meet the challenges by continuing to educate customers on responsible water use practices and to conduct long-range water supply planning.

CLWSC's water supply consists of groundwater from wells and purchased raw water from the Guadalupe-Blanco River Authority ("GBRA"). CLWSC has long-term agreements with GBRA, which expire in 2040, 2044 and 2050. The agreements provide CLWSC with 6,700 acre-feet of water per year from Canyon Lake and other sources at prices to be adjusted periodically by GBRA.

Please also see further discussion under Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

**Franchises**

Franchises granted by local jurisdictions permit Water Utility Services to construct, maintain, and operate a water distribution system within the streets and other public properties of a given jurisdiction. San Jose Water Company holds the necessary franchises to provide water in portions of the cities of San Jose and Cupertino and in the cities of Campbell, Monte

Sereno and Saratoga, the Town of Los Gatos and the unincorporated areas of Santa Clara County. None of the franchises have a termination date, other than the franchise for the unincorporated areas of Santa Clara County, which terminates in 2020.

**Seasonal Factors**

Water sales are seasonal in nature and influenced by weather conditions. The timing of precipitation and climatic conditions can cause seasonal water consumption by customers to vary significantly. Demand for water is generally lower during the cooler and rainy winter months. Demand increases in the spring when the temperature rises and rain diminishes.

**Competition**

San Jose Water Company and CLWSC are public utilities regulated by the CPUC and TCEQ, respectively, and operate within a service area approved by the regulators. The statutory laws provide that no other investor-owned public utility may operate in the public utilities' service areas without first obtaining from the regulator a certificate of public convenience and necessity. Past experience shows such a certificate will be issued only after demonstrating that service in such area is inadequate.

California law also provides that whenever a public agency constructs facilities to extend utility service to the service area of a privately-owned public utility, like San Jose Water Company, such an act constitutes the taking of property and is conditioned upon payment of just compensation to the private utility.

Under the California law, municipalities, water districts and other public agencies have been authorized to engage in the ownership and operation of water systems. Such agencies are empowered to condemn properties operated by privately-owned public utilities upon payment of just compensation and are further authorized to issue bonds (including revenue bonds) for the purpose of acquiring or constructing water systems. To the Company's knowledge, no municipality, water district or other public agency has pending any action to condemn any part of its water systems.

**Environmental Matters**

Water Utility Services' procedures produce potable water in accordance with all applicable county, state and federal environmental rules and regulations. Additionally, public utilities are subject to environmental regulation by various other state and local governmental authorities.

Water Utility Services is currently in compliance with all of the United States Environmental Protection Agency's (the "EPA") surface water treatment performance standards, drinking water standards for disinfection by-products and primary maximum contaminant levels. These standards have been adopted and are enforced by the California Department of Public Health and the TCEQ for San Jose Water Company and CLWSC, respectively.

Other state and local environmental regulations apply to our Water Utility Services' operations and facilities. These regulations relate primarily to the handling, storage and disposal of hazardous materials and discharges to the environment. In 2008, as part of routine replacement of infrastructure, San Jose Water Company identified legacy equipment containing elemental mercury which was released into the surrounding soil. San Jose Water Company has determined the release posed no risk of contamination to the water supply, notified the appropriate authorities and remediated the affected area. San Jose Water Company also identified 10 other potentially affected sites. Four of these sites have been remediated and San Jose Water Company is continuing its assessment of the remaining sites in conjunction with its infrastructure replacement program. SJW Corp. believes there will be no material financial impact related to this matter.

San Jose Water Company is currently in compliance with all state and local regulations governing hazardous materials, point and non-point source discharges and the warning provisions of the California Safe Drinking Water and Toxic Enforcement Act of 1986. Please also see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

**Employees**

As of December 31, 2012, SJW Corp. had 385 employees, of whom 344 were San Jose Water Company employees and 41 were CLWSC employees. At San Jose Water Company, 107 were executive, administrative or supervisory personnel, and 237 were members of unions. On November 23, 2010, San Jose Water Company reached a three-year collective bargaining agreement with the Utility Workers of America, representing the majority of all employees, and the International Union of Operating Engineers, representing certain employees in the engineering department, covering the period from January 1, 2011 through December 31, 2013. The agreements include a 2% wage increase in 2011, 2% in 2012 and 3% in 2013 for union workers as well as increases in medical co-pays and dental deductibles. As of December 31, 2012, CLWSC had 41 employees, of whom 9 were exempt and 32 were non-exempt employees. Non-exempt employees are subject to overtime but are not union represented.

**Officers of the Registrant**

| Name | Age | Offices and Experience |
|---|---|---|
| D.R. Drysdale .......... | 57 | San Jose Water Company—Vice President, Information Systems. Mr. Drysdale has served as Vice President of Information Systems since 2000. From 1998 to 1999, Mr. Drysdale was Director of Information Systems. From 1994 to 1998, Mr. Drysdale was Data Processing Manager. Mr. Drysdale joined San Jose Water Company in 1992. |
| C.S. Giordano .......... | 56 | San Jose Water Company—Officer, Chief Engineer. Mr. Giordano has served as Chief Engineer since June 2007. From August 2000 to June 2007, Mr. Giordano was Director of Engineering and Construction. From January 1994 to August 2000, Mr. Giordano was Assistant Chief Engineer. Mr. Giordano has been with San Jose Water Company since 1994. |
| P. L. Jensen............. | 53 | San Jose Water Company—Senior Vice President, Regulatory Affairs. Mr. Jensen has served as Senior Vice President of Regulatory Affairs since October 2011. From July 2007 to October 2011, Mr. Jensen was Vice President of Regulatory Affairs. From 1995 to July 2007, Mr. Jensen was Director of Regulatory Affairs. Mr. Jensen has been with San Jose Water Company since 1995. |
| J.P. Lynch................ | 53 | SJW Corp.—Chief Financial Officer and Treasurer. Mr. Lynch has served as Chief Financial Officer and Treasurer since October 2010. He is also Chief Financial Officer and Treasurer of San Jose Water Company, SJW Land Company, SJWTX, Inc. and Texas Water Alliance Limited. Prior to joining the Corporation, Mr. Lynch was an Audit Partner with KPMG LLP. Mr. Lynch was with KPMG LLP for 26 years. Mr. Lynch is a certified public accountant. |
| S. Papazian ............. | 37 | SJW Corp.—Corporate Secretary and Attorney. Ms. Papazian has served as Corporate Secretary and Attorney for SJW Corp. and San Jose Water Company since February 2005. She is also Corporate Secretary of SJW Land Company, SJWTX, Inc. and Texas Water Alliance Limited. She was admitted to the California State Bar in January 2000 and thereafter was an Associate Attorney at The Corporate Law Group from March 2000 until February 2005. |
| W.R. Roth ............... | 60 | SJW Corp.—President, Chief Executive Officer and Chairman of the Board of Directors of SJW Corp., San Jose Water Company, SJW Land Company, SJWTX, Inc. and Texas Water Alliance Limited. Mr. Roth was appointed Chief Executive Officer of SJW Corp. in 1999 and President in 1996. Mr. Roth has been with San Jose Water Company since 1990. |
| W.L. Avila-Walker.. | 49 | San Jose Water Company—Controller. Ms. Avila-Walker has served as Controller since September 2009. From August 2008 to September 2009, Ms. Avila-Walker served as Director of Compliance. From May 2005 to May 2008, Ms. Avila-Walker served as Director of Reporting and Finance. |
| R.S. Yoo.................. | 62 | San Jose Water Company—Chief Operating Officer. Mr. Yoo has served as Chief Operating Officer since July 2005. From April 2003 to July 2005, Mr. Yoo was Senior Vice President of Administration. From April 1996 to April 2003, Mr. Yoo was Vice President of Water Quality. Mr. Yoo has served as President of Crystal Choice Water Service LLC from January 2001 to August 2005 and Manager from January 2001 to January 2007. Mr. Yoo was appointed Vice President of SJWTX, Inc. from September 2005 to April 2008. Mr. Yoo has been with San Jose Water Company since 1985. |

**Financial Information about Foreign and Domestic Operations and Export Sales**

SJW Corp.'s revenue and expense are derived substantially from Water Utility Services' operations located in the County of Santa Clara in the State of California and Comal County in the State of Texas.

**Available Information**

SJW Corp.'s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, are made available free of charge through SJW Corp.'s website at *http://www.sjwcorp.com*, as soon as reasonably practicable, after SJW Corp. electronically files such material with, or furnish such material to, the SEC. The content of SJW Corp.'s website is not incorporated by reference to or part of this report.

You may also obtain a copy of any of these reports directly from the SEC. You may read and copy any material we file or furnish with the SEC at their Public Reference Room, located at 100 F Street N.E., Washington, D.C. 20549. The phone number for information about the operation of the Public Reference Room is 1-800-732-0330. Because we electronically file our reports, you may also obtain this information from the SEC internet website at http://www.sec.gov.

**Item 1A.** ***Risk Factors***

Investors should carefully consider the following risk factors and warnings before making an investment decision. The risks described below are not the only ones facing SJW Corp. Additional risks that SJW Corp. does not yet know of or that it currently thinks are immaterial may also impair its business operations. If any of the following risks actually occur, SJW Corp.'s business, operating results or financial condition could be materially harmed. In such case, the trading price of SJW Corp.'s common stock could decline and you may lose all or part of your investment. Investors should also refer to the other information set forth in this Form 10-K, including the consolidated financial statements and the notes thereto.

**Our business is regulated and may be adversely affected by changes to the regulatory environment.**

San Jose Water Company and CLWSC are regulated public utilities. The operating revenue of San Jose Water Company and CLWSC result primarily from the sale of water at rates authorized by the CPUC and the TCEQ, respectively. The CPUC and TCEQ set rates that are intended to provide revenues sufficient to recover normal operating expenses, provide funds for replacement of water infrastructure and produce a fair and reasonable return on shareholder common equity. Please refer to Part I, Item 1, "Regulation and Rates" for a discussion of the most recent regulatory proceedings affecting the rates of San Jose Water Company and CLWSC. Consequently, our revenue and operating results depend upon the rates which the CPUC and TCEQ authorize.

In our applications for rate approvals, we rely upon estimates and forecasts to propose rates for approval by the CPUC or TCEQ. No assurance can be given that our estimates and forecasts will be accurate or that the CPUC or TCEQ will agree with our estimates and forecasts and approve our proposed rates. To the extent our authorized rates may be too low, revenues may be insufficient to cover Water Utility Services' operating expenses, capital requirements and SJW Corp.'s historical dividend rate. In addition, delays in approving rate increases may negatively affect our operating results and our operating cash flows.

In addition, policies and regulations promulgated by the regulators govern the recovery of capital expenditures, the treatment of gains from the sale of real utility property, the offset of production and operating costs, the recovery of the cost of debt, the optimal equity structure, and the financial and operational flexibility to engage in non-tariffed operations. If the regulators implement policies and regulations that will not allow San Jose Water Company and CLWSC to accomplish some or all of the items listed above, Water Utility Services' future operating results may be adversely affected. Further, from time to time, the commissioners at the CPUC and the TCEQ change. For example, in California, the Governor appointed three new commissioners to the CPUC in 2011 and another in 2012. Such changes could lead to changes in policies and regulations. There can be no assurance that the resulting changes in policies and regulation will not adversely affect our operating results or financial condition.

**Recovery of regulatory assets is subject to adjustment by the regulatory agency and could impact the operating results of Water Utility Services.**

Generally accepted accounting principles for water utilities include the recognition of regulatory assets and liabilities as permitted by FASB ASC Topic 980—"Regulated Operations." In accordance with ASC Topic 980, Water Utility Services record deferred costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recovered in the ratemaking process in a period different from when the costs and credits were incurred. Please refer to Note 1 of the Notes to Consolidated Financial Statements for a summary of net regulatory assets. If the assessment of the probability of recovery in the ratemaking process is incorrect and the applicable ratemaking body determines that a deferred cost is not recoverable through future rate increases, the regulatory assets or liabilities would need to be adjusted, which could have an adverse effect on our financial results.

**Changes in water supply, water supply costs or the mix of water supply could adversely affect the operating results and business of Water Utility Services.**

San Jose Water Company's supply of water primarily relies upon three main sources: water purchased from SCVWD, surface water from its Santa Cruz Mountains watershed, and pumped underground water. Changes and variations in quantities from each of these three sources affect the overall mix of the water supply, thereby affecting the cost of the water supply. Surface water is the least costly source of water. If there is an adverse change to the mix of water supply and San Jose Water Company is not allowed by the CPUC to recover the additional or increased water supply costs, its operating results may be adversely affected.

SCVWD receives an allotment of water from state and federal water projects. If San Jose Water Company has difficulties obtaining a high quality water supply from SCVWD due to availability, environmental, legal or other restrictions (see also Part I, Item 1, "Water Supply"), it may not be able to fully satisfy customer demand in its service area and its operating results and business may be adversely affected. Additionally, the availability of water from San Jose Water Company's Santa Cruz Mountains watershed depends on the weather and fluctuates with each season. In a normal year, surface water supply provides 6% to 8% of the total water supply of the system. In a season with little rainfall, water supply from surface water sources may be low, thereby causing San Jose Water Company to increase the amount of water purchased from outside sources at a higher cost than surface water, thus increasing water production costs.

In addition, San Jose Water Company's ability to use surface water is subject to regulations regarding water quality and volume limitations. If new regulations are imposed or existing regulations are changed or given new interpretations, the availability of surface water may be materially reduced. A reduction in surface water could result in the need to procure more costly water from other sources, thereby increasing overall water production costs and adversely affecting the operating results of San Jose Water Company.

Because the extraction of water from the groundwater basin and the operation of the water distribution system require a significant amount of energy, increases in energy prices could increase operating expenses of San Jose Water Company. In the aftermath of the attempt to deregulate the California energy market, energy costs in California continue to be in flux, and therefore San Jose Water Company cannot be certain that it will be able to contain energy costs into the future.

San Jose Water Company continues to utilize Pacific Gas & Electric's time of use rate schedules to minimize its overall energy costs primarily for groundwater pumping. Optimization and energy management efficiency is achieved through the implementation of Supervisory Control and Data Acquisition system software applications that control pumps based on demand and cost of energy. An increase in demand or a reduction in the availability of surface water or import water could result in the need to pump more water during peak hours which may adversely affect the operating results of San Jose Water Company.

CLWSC's primary water supply is 6,700 acre-feet of water which is pumped from Canyon Lake at two lake intakes and other sources, in accordance with the terms of its contracts with the GBRA, which are long-term take-or-pay contracts. This supply is supplemented by groundwater pumped from wells. While providing a committed long-term water supply for future demand, the take-or-pay contract may increase the cost of water for existing customers, and there is no assurance that future demands up to committed supply volume will occur. Texas, similar to California, faces similar operating challenges as described above and long-term water supply constraints. (See also Part I, Item 1, "Water Supply").

**Fluctuations in customer demand for water due to seasonality, restrictions of use, weather, and lifestyle can adversely affect operating results.**

Water Utility Services' operations are seasonal, thus quarterly fluctuation in results of operations may be significant. Rainfall and other weather conditions also affect the operations of Water Utility Services. Most water consumption occurs during the third quarter of each year when weather tends to be warm and dry. In drought seasons, if customers are encouraged or required to conserve water due to a shortage of water supply or restriction of use, revenue tends to be lower. Similarly, in unusually wet seasons, water supply tends to be higher and customer demand tends to be lower, again resulting in lower revenues. Furthermore, certain lifestyle choices made by customers can affect demand for water. For example, a significant portion of residential water use is for outside irrigation of lawns and landscaping. If there is a decreased desire by customers to maintain landscaping for their homes, residential water demand could decrease, which may result in lower revenues. Conservation efforts and construction codes, which require the use of low-flow plumbing fixtures, could diminish water consumption and result in reduced revenue. In addition, water conservation is a regulatory goal and, in time of drought, may become a political mandate. There is no assurance that Water Utility Services' will be able to recover the cost of programs implemented by regulatory or governmental authorities to achieve water conservation objectives. (See also Part I, Item 1, "Water Supply").

**A contamination event or other decline in source water quality could affect the water supply of Water Utility Services and therefore adversely affect our business and operating results.**

Water Utility Services is required under environmental regulations to comply with water quality requirements. Through water quality compliance programs, Water Utility Services continually monitors for contamination and pollution of its sources of water. In addition, a watershed management program provides a proactive approach to minimize potential contamination activities. There can be no assurance that Water Utility Services will continue to comply with all applicable water quality requirements. In the event a contamination is detected, Water Utility Services must either commence treatment to remove the contaminant or procure water from an alternative source. Either of these results may be costly, may increase future capital expenditures and there can be no assurance that the regulators would approve a rate increase to enable us to recover the costs arising from these remedies. In addition, we could be held liable for consequences arising from hazardous substances in our water supplies or other environmental damages. Our insurance policies may not cover or may not be sufficient to cover the costs of these claims.

**Water Utility Services is subject to litigation risks concerning water quality and contamination.**

Although Water Utility Services has not been and is not a party to any environmental and product-related lawsuits, such lawsuits against other water utilities have increased in frequency in recent years. If Water Utility Services is subject to an environmental or product-related lawsuit, they might incur significant legal costs and it is uncertain whether it would be able to recover the legal costs from ratepayers or other third parties. Although Water Utility Services has liability insurance coverage for bodily injury and property damage, pollution liability is excluded from this coverage and our excess liability coverage. A pollution liability policy is in place, but is subject to exclusions and limitations built into the policy. Costs for defense are included within the limit of insurance on the pollution liability policy.

**New or more stringent environmental regulations could increase Water Utility Services' operating costs and affect its business.**

Water Utility Services' operations are subject to water quality and pollution control regulations issued by the EPA and environmental laws and regulations administered by the respective states and local regulatory agencies.

New or more stringent environmental and water quality regulations could increase Water Utility Services' water quality compliance costs, hamper Water Utility Services' available water supplies, and increase future capital expenditure.

Under the federal Safe Drinking Water Act, Water Utility Services is subject to regulation by the EPA of the quality of water it sells and treatment techniques it uses to make the water potable. The EPA promulgates nationally applicable standards, including maximum contaminant levels for drinking water. Water Utility Services is currently in compliance with all of the primary maximum contaminant levels promulgated to date. Additional or more stringent requirements may be adopted by each state. There can be no assurance that Water Utility Services will be able to continue to comply with all water quality requirements.

Water Utility Services has implemented monitoring activities and installed specific water treatment improvements in order to comply with existing maximum contaminant levels and plan for compliance with future drinking water regulations. However, the EPA and the respective state agencies have continuing authority to issue additional regulations under the Safe Drinking Water Act. New or more stringent environmental standards could be imposed that will raise Water Utility Services' operating costs, including requirements for increased monitoring, additional treatment of underground water supplies, fluoridation of all supplies, more stringent performance standards for treatment plants and procedures to further reduce levels of disinfection by-products. There are currently limited regulatory mechanisms and procedures available to the Company for the recovery of such costs and there can be no assurance that such costs will be fully recovered.

**Water Utility Services rely on information technology and systems that are key to business operations. A system malfunction or security breach could adversely affect business operations.**

Information technology is key to the operation of Water Utility Services, including but not limited to payroll, general ledger activities, bill remittance processing, providing customer service and the use of Supervisory Control and Data Acquisition systems to operate our distribution system. Among other things, system malfunctions and security breaches could prevent us from operating or monitoring our facilities, billing accurately and timely analysis of financial results. Our profitability and cash flow could be affected negatively in the event these systems do not operate effectively or are breached.

**The water utility business requires significant capital expenditures that are dependent on our ability to secure appropriate funding. If SJW Corp. is unable to obtain sufficient capital or if the rates at which we borrow increase, there would be a negative impact on our results of operations.**

The water utility business is capital-intensive. Expenditure levels for renewal and modernization of the system will grow at an increasing rate as components reach the end of their useful lives. SJW Corp. funds capital expenditures through a variety of sources, including cash received from operations, funds received from developers as contributions or advances and borrowings. We cannot provide any assurance that the historical sources of funds for capital expenditures will continue to be adequate or that the cost of funds will remain at levels permitting us to earn a reasonable rate of return. A significant change in any of the funding sources could impair the ability of Water Utility Services to fund its capital expenditures, which could impact our ability to grow our utility asset base and earnings. Any increase in the cost of capital through higher interest rates or otherwise could adversely affect our results of operations.

Our ability to raise capital through equity or debt may be affected by the economy and condition of the debt and equity markets. Disruptions in the capital and credit markets or further deteriorations in the strength of financial institutions could adversely affect SJW Corp.'s ability to draw on its line of credit, issue long-term debt or sell its equity. In addition, government policies, the state of the credit markets and other factors could result in increased interest rates, which would increase SJW Corp.'s cost of capital. Furthermore, equity financings may result in dilution to our existing shareholders and debt financings may contain covenants that restrict the actions of SJW Corp. and its subsidiaries.

**We operate in areas subject to natural disasters or that may be the target of terrorist activities.**

We operate in areas that are prone to earthquakes, fires and other natural disasters. A significant seismic event in northern California, where the majority of our operations are concentrated, or other natural disaster in northern California or Texas could adversely impact our ability to deliver water to our customers and our costs of operations. A major disaster could damage or destroy substantial capital assets. The CPUC and TCEQ have historically allowed utilities to establish catastrophic event memorandum accounts as a possible mechanism to recover costs. However, we can give no assurance that the CPUC, TCEQ, or any other commission would allow any such cost recovery mechanism in the future.

In light of the threats to the nation's health and security since the September 11, 2001 terrorist attacks, we have taken steps to increase security measures at our facilities and heighten employee awareness of threats to our water supply. We have also tightened our security measures regarding the delivery and handling of certain chemicals used in our business. We have and will continue to bear increased costs for security precautions to protect our facilities, operations and supplies. These costs may be significant. While some of these costs are likely to be recovered in the form of higher rates, there can be no assurance that the CPUC will approve a rate increase to recover all or part of such costs and, as a result, the Company's operating results and business may be adversely affected. Further, despite these tightened security measures, we may not be in a position to control the outcome of terrorist events should they occur.

**A failure of our reservoirs, storage tanks, mains or distribution networks could result in losses and damages that may affect our financial condition and reputation.**

We distribute water through an extensive network of mains and store water in reservoirs and storage tanks located across our service areas. A substantial portion of Water Utility Services distribution system was constructed during the period from 1945 to 1980. A failure of major mains, reservoirs, or tanks could result in injuries and damage to residential and/or commercial property for which we may be responsible, in whole or in part. The failure of major mains, reservoirs or tanks may also result in the need to shut down some facilities or parts of our water distribution network in order to conduct repairs. Such failures and shutdowns may limit our ability to supply water in sufficient quantities to our customers and to meet the water delivery requirements prescribed by governmental regulators, which could adversely affect our financial condition, results of operations, cash flow, liquidity and reputation. Any business interruption or other losses might not be covered by insurance policies or be recoverable in rates, and such losses may make it difficult for us to secure insurance in the future at acceptable rates.

**SJW Land Company has a significant real estate portfolio that is subject to various business and investment risks.**

SJW Land Company owns a diversified real estate portfolio in multiple states. The risks in investing directly in real estate vary depending on the investment strategy and investment objective and include the following risks:

- Liquidity risk—real estate investment is illiquid. The lag time to build or reduce the real estate portfolio is long.
- Obsolescence risk—real estate property is location specific. Location obsolescence can occur due to a decline of a particular sub-market or neighborhood. Functional obsolescence can also occur from physical depreciation, wear and tear, and other architectural and physical features which could be curable or incurable.

- Market and general economic risks—real estate investment is tied to overall domestic economic growth and, therefore, carries market risk which cannot be eliminated by diversification. Generally, all property types benefit from national economic growth, though the benefits range according to local factors, such as local supply and demand and job creation. Because real estate leases are typically staggered and last for multiple years, there is generally a delayed effect in the performance of real estate in relation to the overall economy. This delayed effect can insulate or deteriorate the financial impact to SJW Land Company in a downturn or an improved economic environment.

  Vacancy rates can climb and market rents can be impacted and weakened by general economic forces, therefore affecting income to SJW Land Company.

  The value of real estate can drop materially due to a deflationary market, decline in rental income, market cycle of supply and demand, long lag time in real estate development, legislative and governmental actions, environmental concerns, increases in rates of returns demanded by investors, and fluctuation of interest rates, eroding any unrealized capital appreciation and, potentially, invested capital.

  A drop in the value of a real estate property or increase in vacancy could result in reduced future cash flows to amounts below the property's current carrying value and could result in an impairment charge.
- Concentration/Credit risk—the risk of a tenant declaring bankruptcy and seeking relief from its contractual rental obligation could affect the income and the financial results of SJW Land Company. Diversification of many tenants across many properties may mitigate the risk, but can never eliminate it. This risk is most prevalent in a recessionary environment.

The success of SJW Land Company's real estate investment strategy depends largely on ongoing local, state and federal land use development activities and regulations, future economic conditions, the development and fluctuations in the sale of the undeveloped properties, the ability to identify the developer/potential buyer of the available-for-sale real estate, the timing of the transaction, favorable tax law, and the ability to maintain and manage portfolio properties. There is no guarantee that we will be able to execute the strategy successfully and failure to do so may aversely affect our operating results and financial condition.

**There can be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.**

Dividends on our common stock will only be paid if and when declared by our Board of Directors. Our earnings, financial condition, capital requirements, applicable regulations and other factors, including the timeliness and adequacy of rate increases, will determine both our ability to pay dividends on common stock and the amount of the dividends declared by our Board of Directors. There can be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

**Our business strategy, which includes acquiring water systems and expanding non-tariffed services, will expose us to new risks which could have a material adverse effect on our business.**

Our business strategy focuses on the following:

(1) Regional regulated water utility operations;

(2) Regional non-tariffed water utility related services provided in accordance with the guidelines established by the CPUC in California and the TCEQ in Texas; and

(3) Out-of-region water and utility related services, primarily in the Western United States.

The execution of our business strategy will expose us to different risks than those associated with the current utility operations. We expect to incur costs in connection with the execution of this strategy and any integration of an acquired business could involve significant costs and divert management's time and resources. Any future acquisition we decide to undertake may impact our ability to finance our business, affect our compliance with regulatory requirements, and impose additional burdens on our operations. Any businesses we acquire may not achieve sales, customer growth and projected profitability that would justify the investment. Any difficulties we encounter in the integration process, including the integration of controls necessary for internal control and financial reporting, could interfere with our operations, reduce our operating margins and adversely affect our internal controls.

**Adverse investment returns and other factors may increase our pension costs and pension plan funding requirements.**

A substantial number of our employees are covered by a defined benefit pension plan. Our pension costs and the funded status of the plan are affected by a number of factors including the discount rate, mortality rates of plan participants, investment returns on plan assets, and pension reform legislation. Any change in such factors could result in an increase in future pension costs and an increase in our pension liability, requiring an increase in plan contributions.

**Other factors that could affect operating results.**

Other factors that could adversely affect our operating results include the following:

- The level of labor and non-labor operating and maintenance expenses as affected by inflationary forces and collective bargaining power could adversely affect our operating and maintenance expenses.
- The City of Cupertino lease operation could be adversely affected by:

    (1) the level of capital requirements;

    (2) the ability of San Jose Water Company to raise rates through the Cupertino City Council; and

    (3) the level of operating and maintenance expenses.

**Item 1B.** ***Unresolved Staff Comments***

None.

**Item 2.** ***Properties***

The properties of San Jose Water Company consist of a unified water production system located in the County of Santa Clara in the State of California. In general, the property is comprised of franchise rights, water rights, necessary rights-of-way, approximately 7,000 acres of land held in fee (which is primarily non-developable watershed), impounding reservoirs with a capacity of approximately 2.256 billion gallons, diversion facilities, wells, distribution storage of approximately 276 million gallons, and all water facilities, equipment, office buildings and other property necessary to supply its customers.

San Jose Water Company maintains all of its properties in good operating condition in accordance with customary practice for a water utility. San Jose Water Company's groundwater pumping stations have a production capacity of approximately 277 million gallons per day and the present capacity for taking purchased water is approximately 179 million gallons per day. The surface water collection system has a physical delivery capacity of approximately 35 million gallons per day. During 2012, a maximum and average of 184 million gallons and 122 million gallons of water per day, respectively, were delivered to the system.

CLWSC maintains a service area that covers approximately 240 square miles located in the southern region of the Texas hill country in Comal and Blanco counties. Our service area surrounds an 8,200 surface acre reservoir (Canyon Lake). Production wells are located in an unregulated portion of the Trinity aquifer and have the ability to pump a combined 2.8 billion gallons annually. CLWSC has contracts for 1.9 billion gallons of untreated surface water and 235 million gallons of treated surface water from the GBRA annually. CLWSC owns and operates two surface water treatment plants with a combined production capacity of 6.5 million gallons per day. CLWSC has 495 miles of transmission and distribution mains and maintains 67 storage tanks with a total storage capacity of 6.9 million gallons. CLWSC owns and operates three wastewater treatment plants with a combined capacity of 60,000 gallons per day.

Water Utility Services hold all of its principal properties in fee, subject to current tax and assessment liens, rights-of-way, easements, and certain minor defects in title which do not materially affect their use.

As of December 31, 2012, SJW Land Company owns approximately 85 acres of property in the states of Connecticut, Texas, Arizona and Tennessee and approximately five undeveloped acres of land and two acres of land with commercial properties primarily in the San Jose metropolitan area. SJW Land Company owns a 70% limited partnership interest in 444 West Santa Clara Street, L.P. One of our California properties is owned by such partnership. SJW Land Company consolidates its limited partnership interest in 444 West Santa Clara Street, L.P. as a variable interest entity within the scope of ASC Topic 810. The following table is a summary of SJW Land Company properties described above:

| | | | | % for Year Ended December 31, 2012 of SJW Land Company | |
|---|---|---|---|---|---|
| Description | Location | Acreage | Square Footage | Revenue | Expense |
| 2 Commercial buildings | San Jose, California | 2 | 28,000 | 14% | 13 % |
| Warehouse building * | Windsor, Connecticut | 17 | 170,000 | 16% | 12 % |
| Warehouse building ** | Orlando, Florida | 8 | 147,000 | 5% | (16)% |
| Retail building | El Paso, Texas | 2 | 14,000 | 6% | 2 % |
| Warehouse building | Phoenix, Arizona | 11 | 176,000 | 17% | 13 % |
| Warehouse building *** | Knoxville, Tennessee | 30 | 361,500 | 3% | 21 % |
| Commercial building *** | Knoxville, Tennessee | 15 | 135,000 | 39% | 55 % |
| Undeveloped land | Knoxville, Tennessee | 10 | N/A | N/A | N/A |
| Undeveloped land | San Jose, California | 5 | N/A | N/A | N/A |

* On February 1, 2013, SJW Land Company closed the sale of its Connecticut warehouse building.

** On August 8, 2012, SJW Land Company closed the sale of its Florida warehouse building. Revenue and expense amounts are through the sale closing date. Expense amount is net of the gain on sale of property.

*** The Company's warehouse and commercial buildings in Knoxville, Tennessee have been fully leased out. On August 14, 2012, SJW Land Company entered into a lease with a single tenant for approximately 50,000 square feet of office space and approximately 25,000 square feet of space in the warehouse building. The lease commences on or about July 1, 2013 and is a modified full service lease with an initial fifteen-year term and four five-year term options. On October 16, 2012, SJW Land Company entered into a lease agreement for approximately 326,000 square feet of the warehouse building. The lease commenced on November 1, 2012 and is a modified net lease with an initial five-year and four-month term and two three-year options.

## Item 3. *Legal Proceedings*

SJW Corp. is subject to ordinary routine litigation incidental to its business. There are no pending legal proceedings to which SJW Corp. or any of its subsidiaries is a party, or to which any of its properties is the subject, that are expected to have a material effect on SJW Corp.'s business, financial position, results of operations or cash flows.

## Item 4. *Mine Safety Disclosures*

None.

## PART II

**Item 5.** ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

**Market Information**

SJW Corp.'s common stock is traded on the New York Stock Exchange under the symbol SJW. Information as to the high and low sales prices for SJW Corp.'s common stock for each quarter in the 2012 and 2011 fiscal years is contained in the section captioned "Market price range of stock" in the tables set forth in Note 14 of "Notes to Consolidated Financial Statements" in Part II, Item 8.

As of December 31, 2012, there were 466 record holders of SJW Corp.'s common stock.

**Dividends**

Dividends have been paid on SJW Corp.'s and its predecessor's common stock for 277 consecutive quarters and the annual dividend amount has increased in each of the last 45 years. Additional information as to the cash dividends paid on common stock in 2012 and 2011 is contained in the section captioned "Dividend per share" in the tables set forth in Note 14 of "Notes to Consolidated Financial Statements" in Part II, Item 8. Future dividends will be determined by the Board of Directors after consideration of various financial, economic and business factors.

**Five-Year Performance Graph**

The following performance graph compares the changes in the cumulative shareholder return on SJW Corp.'s common stock with the cumulative total return on a Water Utility Index and the Standard & Poor's 500 Index during the last five years ended December 31, 2012. The comparison assumes $100 was invested on December 31, 2007 in SJW Corp.'s common stock and in each of the foregoing indices and assumes reinvestment of dividends.

**COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN**
**Among SJW Corp., a Water Utility Index and the S&P 500 Index**


160
140
120
100
80
60
DOLLARS
2007
2008
2009
2010
2011
2012
YEARS
SJW Corp.
Water Utility Index
S&P 500 Index

The following descriptive data is supplied in accordance with Rule 304(d) of Regulation S-T:

| | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 |
|---|---|---|---|---|---|---|
| SJW Corp. | 100 | 88 | 69 | 83 | 76 | 88 |
| Water Utility Index | 100 | 98 | 98 | 116 | 132 | 157 |
| S&P 500 Index | 100 | 63 | 80 | 92 | 94 | 109 |

The Water Utility Index is the 9 water company Water Utility Index prepared by Wells Fargo Securities, LLC.

**Item 6.** ***Selected Financial Data***

**FIVE YEAR STATISTICAL REVIEW**
**SJW Corp. and Subsidiaries**

| | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| **CONSOLIDATED RESULTS OF OPERATIONS** (in thousands) | | | | | |
| Operating revenue | $ 261,547 | 238,955 | 215,638 | 216,097 | 220,347 |
| Operating expense: | | | | | |
| Purchased water | 66,106 | 54,317 | 43,557 | 45,317 | 48,291 |
| Power | 5,796 | 5,394 | 6,429 | 6,582 | 7,559 |
| Groundwater extraction charges | 23,940 | 20,997 | 26,614 | 31,635 | 34,368 |
| Other production costs | 11,445 | 11,345 | 10,702 | 10,074 | 9,871 |
| Administrative and general | 42,812 | 39,136 | 38,184 | 35,445 | 30,207 |
| Maintenance | 13,350 | 13,261 | 12,242 | 13,172 | 13,123 |
| Property taxes and other non-income taxes | 9,703 | 8,921 | 7,907 | 8,549 | 6,793 |
| Depreciation and amortization | 33,098 | 31,193 | 28,331 | 25,643 | 24,043 |
| Impairment on real estate investment | — | — | 3,597 | — | — |
| Total operating expense | 206,250 | 184,564 | 177,563 | 176,417 | 174,255 |
| Operating income | 55,297 | 54,391 | 38,075 | 39,680 | 46,092 |
| Interest expense, other income and deductions | (17,437) | (18,947) | 3,071 | (14,229) | (10,597) |
| Income before income taxes | 37,860 | 35,444 | 41,146 | 25,451 | 35,495 |
| Provision for income taxes | 15,542 | 14,566 | 16,740 | 10,280 | 14,034 |
| Net income | 22,318 | 20,878 | 24,406 | 15,171 | 21,461 |
| Dividends paid | 13,231 | 12,823 | 12,603 | 12,202 | 11,875 |
| **CONSOLIDATED PER SHARE DATA (BASIC)** | | | | | |
| Net income | 1.20 | 1.12 | 1.32 | 0.82 | 1.17 |
| Dividends paid | 0.71 | 0.69 | 0.68 | 0.66 | 0.65 |
| Shareholders' equity at year-end | 14.74 | 14.21 | 13.76 | 13.67 | 13.81 |
| **CONSOLIDATED BALANCE SHEET** (in thousands) | | | | | |
| Utility plant and intangible assets | $ 1,216,235 | 1,112,127 | 1,036,909 | 944,026 | 878,743 |
| Less accumulated depreciation and amortization | 384,675 | 355,914 | 322,102 | 298,921 | 272,562 |
| Net utility plant | 831,560 | 756,213 | 714,807 | 645,105 | 606,181 |
| Net real estate investment | 65,187 | 78,542 | 80,089 | 80,812 | 82,489 |
| Total assets | 1,087,499 | 1,038,810 | 935,362 | 878,474 | 850,877 |
| Capitalization: | | | | | |
| Shareholders' equity | 274,604 | 264,004 | 255,032 | 252,756 | 254,326 |
| Long-term debt, less current portion | 335,598 | 343,848 | 295,704 | 246,879 | 216,613 |
| Total capitalization | $ 610,202 | 607,852 | 550,736 | 499,635 | 470,939 |
| **OTHER STATISTICS—WATER UTILITY SERVICES** | | | | | |
| Average revenue per connection | $ 1,101 | 1,010 | 916 | 920 | 914 |
| Investment in utility plant per connection | $ 5,119 | 4,702 | 4,407 | 4,019 | 3,751 |
| Connections at year-end | 237,600 | 236,500 | 235,300 | 234,900 | 234,300 |
| Miles of main at year-end | 2,893 | 2,915 | 2,883 | 2,881 | 2,814 |
| Water production (million gallons) | 47,655 | 46,033 | 45,493 | 47,900 | 51,961 |
| Maximum daily production (million gallons) | 190 | 181 | 196 | 192 | 204 |
| Population served (estimate) | 1,071,000 | 1,066,000 | 1,060,600 | 1,058,800 | 1,056,100 |

**Item 7.** ***Management's Discussion and Analysis of Financial Condition and Results of Operations***
**(Dollar amounts in thousands, except where otherwise noted)**

**Description of Business**

SJW Corp. is a publicly traded company and is a holding company with four subsidiaries:

San Jose Water Company, a wholly owned subsidiary, is a public utility in the business of providing water service to approximately 227,000 connections that serve a population of approximately one million people in an area comprising approximately 138 square miles in the metropolitan San Jose, California area.

SJWTX, Inc., a wholly owned subsidiary of SJW Corp., doing business as Canyon Lake Water Service Company, is a public utility in the business of providing water service to approximately 10,600 connections that serve approximately 36,000 people. CLWSC's service area comprises more than 240 square miles in western Comal County and southern Blanco County in the growing region between San Antonio and Austin, Texas. SJWTX, Inc. has a 25% interest in Acequia Water Supply Corporation. Acequia has been determined to be a variable interest entity within the scope of ASC Topic 810 with SJWTX, Inc. as the primary beneficiary. As a result, Acequia has been consolidated with SJWTX, Inc.

The United States water utility industry is largely fragmented and is dominated by municipal-owned water systems. The water industry is regulated, and provides a life-sustaining product. This makes water utilities subject to lower business cycle risks than nonregulated industries.

SJW Land Company, a wholly owned subsidiary, owns undeveloped land in the states of California and Tennessee, owns and operates commercial buildings in the states of California, Connecticut, Texas, Arizona and Tennessee and has a 70% limited partnership interest in 444 West Santa Clara Street, L.P. As of December 31, 2012, our Connecticut property was classified as held-for-sale.

Texas Water Alliance Limited, a wholly owned subsidiary of SJW Corp., is undertaking activities that are necessary to develop a water supply project in Texas. In connection with the project, TWA applied for groundwater production and transportation permits to meet the future water needs in the Canyon Lake Water Service Company's service area and to the central Texas hill country communities and utilities adjacent to this area. In January of 2013, TWA's permit was approved unanimously by the groundwater district in Gonzales County.

**Business Strategy for Water Utility Services**

SJW Corp. focuses its business initiatives in three strategic areas:

(1) Regional regulated water utility operations;

(2) Regional nonregulated water utility related services provided in accordance with the guidelines established by the CPUC in California and the TCEQ in Texas; and

(3) Out-of-region water and utility related services, primarily in the Western United States.

**Regional Regulated Activities**

SJW Corp.'s regulated utility operation is conducted through San Jose Water Company and CLWSC. SJW Corp. plans and applies a diligent and disciplined approach to maintaining and improving its water system infrastructure. It also seeks to acquire regulated water systems adjacent to or near its existing service territory.

**Regional Nonregulated Activities**

Operating in accordance with guidelines established by the CPUC, San Jose Water Company provides nonregulated services, such as water system operations, maintenance agreements and antenna leases, under agreements with municipalities and other utilities. CLWSC provides nonregulated wholesale water service to adjacent utilities.

San Jose Water Company also seeks appropriate nonregulated business opportunities that complement its existing operations or that allow it to extend its core competencies beyond existing operations. San Jose Water Company seeks opportunities to fully utilize its capabilities and existing capacity by providing services to other regional water systems, which also will benefit its existing regional customers.

**Out-of-Region Opportunities**

SJW Corp. also from time to time pursues opportunities to participate in out-of-region water and utility related services, particularly regulated water businesses, in the Western United States. SJW Corp. evaluates out-of-region and out-of-state opportunities that meet SJW Corp.'s risk and return profile.

The factors SJW Corp. considers in evaluating such opportunities include:

- potential profitability;

- regulatory environment;
- additional growth opportunities within the region;
- water supply, water quality and environmental issues;
- capital requirements;
- general economic conditions; and
- synergy potential.

As part of its pursuit of the above three strategic areas, the Company considers from time to time opportunities to acquire businesses and assets. However, SJW Corp. cannot be certain it will be successful in identifying and consummating any strategic business acquisitions relating to such opportunities. In addition, any transaction will involve numerous risks, including the possibility of incurring more costs than benefits derived from the acquisition, the assumption of certain known and unknown liabilities related to the acquired assets, the diversion of management's attention from day-to-day operations of the business, the potential for a negative impact on SJW Corp.'s financial position and operating results, entering markets in which SJW Corp. has no or limited direct prior experience and the potential loss of key employees of any acquired company. SJW Corp. cannot be certain that any transaction will be successful and will not materially harm its operating results or financial condition.

**Business Strategy for Real Estate Services**

SJW Corp.'s real estate investment activity is conducted through SJW Land Company. SJW Land Company owns undeveloped land and owns and operates a portfolio of commercial buildings in the states of California, Connecticut, Texas, Arizona and Tennessee. SJW Land Company also owns a limited partnership interest in 444 West Santa Clara Street, L.P. The partnership owns a commercial building in San Jose, California. SJW Land Company implements its investment strategy by managing income producing and other properties until such time a determination is made to reinvest proceeds from sale of such properties. SJW Land Company's real estate investments diversify SJW Corp.'s asset base.

**Critical Accounting Policies**

SJW Corp. has identified accounting policies delineated below as the policies critical to its business operations and the understanding of the results of operations. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. SJW Corp. bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances. For a detailed discussion on the application of these and other accounting policies, see Note 1 of "Notes to Consolidated Financial Statements." SJW Corp.'s critical accounting policies are as follows:

**Revenue Recognition**

SJW Corp. recognizes its regulated and nonregulated revenue when services have been rendered, in accordance with FASB ASC Topic 605—"Revenue Recognition."

Metered revenue of Water Utility Services includes billing to customers based on meter readings plus an estimate of water used between the customers' last meter reading and the end of the accounting period. Water Utility Services read the majority of its customers' meters on a bi-monthly basis and records its revenue based on its meter reading results. Unbilled revenue from the last meter reading date to the end of the accounting period is estimated based on the most recent usage patterns, production records and the effective tariff rates. Actual results could differ from those estimates, which may result in an adjustment to the operating revenue in the period which the revision to Water Utility Services' estimates is determined. San Jose Water Company also recognizes balancing and memorandum accounts in its revenue when it is probable that future recovery of previously incurred costs or future refunds that are to be credited to customers will occur through the ratemaking process.

Revenues include a surcharge collected from regulated customers that is paid to the CPUC. This surcharge is recorded both in operating revenues and administrative and general expenses.

SJW Corp. recognizes its nonregulated revenue based on the nature of the nonregulated business activities. Revenue from San Jose Water Company's nonregulated utility operations, maintenance agreements or antenna leases are recognized when services have been rendered. Revenue from SJW Land Company properties is generally recognized ratably over the term of the leases.

**Recognition of Regulatory Assets and Liabilities**

Generally accepted accounting principles for water utilities include the recognition of regulatory assets and liabilities as permitted by ASC Topic 980. In accordance with ASC Topic 980, Water Utility Services, to the extent applicable, records deferred costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recognized in the ratemaking process in a period different from when the costs and credits are incurred. Accounting for such costs and credits is based on management's judgment and prior historical ratemaking practices, and it occurs when management determines that it is probable that these costs and credits will be recognized in the future revenue of Water Utility Services through the ratemaking process. The regulatory assets and liabilities recorded by Water Utility Services, in particular, San Jose Water Company, primarily relate to the recognition of deferred income taxes for ratemaking versus tax accounting purposes, balancing and memorandum accounts, and the postretirement pension benefits, medical costs, accrued benefits for vacation and asset retirement obligations that have not been passed through in rates. The disallowance of any asset in future ratemaking, including deferred regulatory assets, would require San Jose Water Company to immediately recognize the impact of the costs for financial reporting purposes. No disallowances were recognized for the years ending December 31, 2012, 2011 or 2010.

**Pension Plan Accounting**

San Jose Water Company offers a Pension Plan, an Executive Supplemental Retirement Plan and certain postretirement benefits other than pensions to employees retiring with a minimum level of service. Accounting for pensions and other postretirement benefits requires an extensive use of assumptions about the discount rate applied to expected benefit obligations, expected return on plan assets, the rate of future compensation increases expected to be received by the employees, mortality, turnover and medical costs. Plan assets are marked to market at each measurement date. See assumptions and disclosures detailed in Note 10 of "Notes to Consolidated Financial Statements."

**Income Taxes**

SJW Corp. estimates its federal and state income taxes as part of the process of preparing consolidated financial statements. The process involves estimating the actual current tax exposure together with assessing temporary differences resulting from different treatment of items for tax and accounting purposes, including the evaluation of the treatment acceptable in the water utility industry and regulatory environment. These differences result in deferred tax assets and liabilities, which are included on the balance sheet. If actual results, due to changes in the regulatory treatment, or significant changes in tax-related estimates or assumptions or changes in law, differ materially from these estimates, the provision for income taxes will be materially impacted.

**Balancing and Memorandum Accounts**

The purpose of a balancing account is to track the under-collection or over-collection associated with expense changes and the revenue authorized by the CPUC to offset those expense changes. Pursuant to Section 792.5 of the California Public Utilities Code, a balancing account must be maintained for expense items for which revenue offsets have been authorized.

Balancing accounts are currently being maintained for the following items: purchased water, purchased power and groundwater extraction charges. The amount in the balancing account varies with the seasonality of the water utility business such that, during the summer months when the demand for water is at its peak, the account tends to reflect an under-collection while, during the winter months when demand for water is relatively lower, the account tends to reflect an over-collection. In addition, San Jose Water Company maintains balancing accounts for pensions and other approved activities.

The Company also maintains memorandum accounts to track revenue impacts due to catastrophic events, unforeseen water quality expenses related to new federal and state water quality standards, energy efficiency, cost of capital, the revenue requirement impact of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (if any), and other approved activities.

Balancing and memorandum accounts are recognized in revenue by San Jose Water Company when it is probable that future recovery of previously incurred costs or future refunds that are to be credited to customers will occur through the ratemaking process. In assessing the probability criteria for balancing and memorandum accounts between rate cases, the Company considers evidence that may exist prior to CPUC authorization that would satisfy ASC Topic 980, subtopic 340-25 recognition criteria. Such evidence may include regulatory rules and decisions, past practices, and other facts and circumstances that would indicate that recovery or refund is probable. When such evidence provides sufficient support for balance recognition, the balances are recorded in the Company's financial statements.

It is typical for the CPUC to incorporate any over-collected and/or under-collected balances in balancing or memorandum accounts into customer rates at the time rate decisions are made as part of the Company's general rate case proceedings by assessing temporary surcredits and/or surcharges. In the case where the Company's balancing or memorandum-type accounts that have been authorized by the CPUC reach certain thresholds or have termination dates, the Company can request the CPUC to recognize the amounts in such accounts in customer rates prior to the next regular general rate case proceeding by filing an advice letter.

**Factors Affecting Our Results of Operations**

SJW Corp.'s financial condition and results of operations are influenced by a variety of factors including the following:

- economic utility regulation;
- infrastructure investment;
- compliance with environmental, health and safety standards;
- production costs;
- customer growth;
- water usage per customer; and
- weather.

*Economic Utility Regulation*

Water Utility Services is generally subject to economic regulation by their respective state commissions overseeing public utilities. Regulatory policies vary from state to state and may change over time. In addition, there may be regulatory lag between the time a capital investment is made, a consumption decrease occurs, or an operating expense increases and when those items are adjusted in utility rates.

San Jose Water Company employs a forward-looking test year and has been authorized to use several mechanisms to mitigate risks faced due to regulatory lag and new and changing legislation, policies and regulation. These include memorandum accounts to track revenue impacts due to catastrophic events, unforeseen water quality expenses related to new federal and state water quality standards, energy efficiency, cost of capital, the revenue requirement impact of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (if any), and other approved activities. Rate recovery for the balances in these memorandum accounts is generally allowed in a subsequent general rate case. San Jose Water Company also maintains balancing accounts to track changes in purchased water, purchased power, groundwater extraction charges and pension costs for later rate recovery.

Regulatory risk is mitigated by use of a forward-looking test year which allows the return on and return of utility plant on a forecasted basis as it is placed in service, and in some cases interim rate relief is allowed in the event of regulatory lag.

Pursuant to Texas regulation, CLWSC employs a historical test year but requested rates can be placed into effect after sixty days, which may alleviate regulatory lag. Additionally, rate cases may be filed as necessary, but not more often than once every 12 months.

*Infrastructure Investment*

The water utility business is capital-intensive. In 2012 and 2011, Company-funded capital improvements were $99,635 and $62,439, respectively, for additions to, or replacements of, property, plant and equipment for our Water Utility Services. We plan to spend approximately $104,565 in 2013 and $639,055 over the next five years, subject to CPUC and TCEQ approval. Included in these amounts is approximately $73,500 related to upgrades to San Jose Water Company's 40-year old Montevina Water Treatment Plant. SJW Corp. funds these expenditures through a variety of sources, including cash received from operations, funds received from developers as contributions or advances, equity issuances and borrowings. SJW Corp. relies upon a line of credit, which will expire on September 1, 2014, to fund capital expenditures in the short term and has historically issued long-term debt to refinance our short-term debt. While our ability to obtain financing will continue to be a key risk, we believe that based on our 2012 activities, we will have access to the external funding sources necessary to implement our on-going capital investment programs in the future.

*Compliance with Environmental, Health and Safety Standards*

Water Utility Services' operations are subject to water quality and pollution control regulations issued by the EPA and environmental laws and regulations administered by the respective states and local regulatory agencies. Under the federal Safe Drinking Water Act, Water Utility Services is subject to regulation by the EPA of the quality of water it sells and treatment techniques it uses to make the water potable. The EPA promulgates nationally applicable standards, including maximum contaminant levels for drinking water. Water Utility Services has implemented monitoring activities and installed specific water treatment improvements enabling it to comply with existing maximum contaminant levels and plan for compliance with future drinking water regulations. However, the EPA and the respective state agencies have continuing authority to issue additional regulations under the Safe Drinking Water Act. We incur substantial costs associated with compliance with environmental, health and safety and water quality regulation to which our Water Utility Services is subject.

Environmental, health and safety and water quality regulations are complex and change frequently, and the overall trend has been that they have become more stringent over time. It is possible that new or more stringent environmental standards and water quality regulations could be imposed that will increase Water Utility Services' water quality compliance costs, hamper Water Utility Services' available water supplies, and increase future capital expenditures. Future drinking water regulations may require increased monitoring, additional treatment of underground water supplies, fluoridation of all supplies, more stringent performance standards for treatment plants and procedures to further reduce levels of disinfection by-products. In the past, Water Utility Services has generally been able to recover expenses associated with compliance related to environmental, health and safety standards, but future recoveries could be affected by regulatory lag and the corresponding uncertainties surrounding rate recovery.

*Production Costs*

Water Utility Services' operations require significant production inputs which result in significant production costs. These costs include power, which is used to operate pumps and other equipment, purchased water and groundwater extraction charges. For 2012, production costs accounted for approximately 52% of our total operating expenses. Price increases associated with these production inputs would adversely impact our results of operations until rate relief is granted.

*Customer Growth*

Customer growth in our Water Utility Services is driven by: (i) organic population growth within our authorized service areas and (ii) the addition of new customers to our regulated customer base by acquiring regulated water systems adjacent to or near our existing service territory. During 2012, 2011 and 2010, we had cash outflows of $2,280, $4,040 and $3,504, respectively, for acquisitions and water rights which will allow us to expand our regulated customer base. Before entering new regulated markets, we evaluate the regulatory environment to ensure that we will have the opportunity to achieve an appropriate rate of return on our investment while maintaining our high standards for quality, reliability and compliance with environmental, health and safety and water quality standards.

*Change in Water Usage Per Customer*

Fluctuations in customer demand for water could be due to seasonality, restrictions of use, weather or lifestyle choices, all of which could affect Water Utility Services' results of operations. San Jose Water Company residential usage increased 4.3% and 2.3% from 2011 to 2012 and 2010 to 2011, respectively. San Jose Water Company business usage increased 5.0% and decreased 1.2% from 2011 to 2012 and 2010 to 2011, respectively. In addition, 2012 residential and business usage was 7.7% and 2.2%, respectively, lower than the amount authorized in our 2010-2012 general rate case. Residential and business usage in 2011 was 11.6% and 6.8%, respectively, lower than the amount authorized in our 2010-2012 general rate case. CLWSC residential and business usage decreased 16.7% and increased 23.2% from 2011 to 2012 and 2010 to 2011, respectively.

*Water Supply*

Our ability to meet the existing and future water demands of our customers depends on an adequate supply of water. Drought, governmental restrictions, overuse of sources of water, the protection of threatened species or habitats or other factors may limit the availability of ground and surface water. Also, customer usage of water is affected by weather conditions, in particular during the warmer months. Our water systems experience higher demand in the summer due to the warmer temperatures and increased usage by customers for outside irrigation of lawns and landscaping. In drought seasons, if customers are encouraged and required to conserve water due to a shortage of water supply or restriction of use, revenue tends to be lower. Similarly, in unusually wet seasons, water supply tends to be higher and customer demand tends to be lower, again resulting in lower revenues. These restrictions may be imposed at a regional or state level and may affect our service areas regardless of our readiness to meet unrestricted customer demands. San Jose Water Company believes that its various sources of water supply, which consists of groundwater from wells, surface water from watershed run-off and diversion, and imported water purchased from the SCVWD, will be sufficient to meet customer demand for 2013. In addition, San Jose Water Company actively works with the SCVWD to address California's long-term water supply challenges by continuing to educate customers on responsible water use practices and to conduct long-range water supply planning. CLWSC believes that they will also be able to meet customer demand for 2013 with their water supply which consists of groundwater from wells and purchased raw water from the GBRA.

**Results of Operations**

Water sales are seasonal in nature and influenced by weather conditions. The timing of precipitation and climatic conditions can cause seasonal water consumption by customers to vary significantly. Revenue is generally higher in the warm, dry summer months when water usage and sales are greater and lower in the winter months when cooler temperatures and increased rainfall curtail water usage and sales.

**Overview**

SJW Corp.'s consolidated net income for the year ended December 31, 2012 was $22,318, compared to $20,878 for the same period in 2011. This represents an increase of $1,440 or 7%, from 2011. The increase was primarily attributable to higher revenues in 2012 due to cumulative rate increases, an increase in usage, and recognition of certain balancing and memorandum accounts, partially offset by the Mandatory Conservation Revenue Adjustment Memorandum ("MCRAM") account that was recognized in 2011. The increase was further offset by increases in water production costs, administrative and general expenses, and depreciation expense due to increased depreciable assets.

**Operating Revenue**

Operating revenue by segment was as follows:

**Operating Revenue**

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Water Utility Services | $ 256,555 | 234,346 | 212,078 |
| Real Estate Services | 4,992 | 4,609 | 3,560 |
| | $ 261,547 | 238,955 | 215,638 |

The change in consolidated operating revenues was due to the following factors:

| | 2012 vs. 2011 Increase/(decrease) | | 2011 vs. 2010 Increase/(decrease) | |
|---|---|---|---|---|
| Water Utility Services: | | | | |
| Consumption changes | $ 5,546 | 2 % | $ 3,429 | 2% |
| Increase in customers | 1,265 | 1 % | 706 | —% |
| Rate increases | 17,588 | 7 % | 12,393 | 6% |
| MCRAM | (5,740) | (2)% | 5,740 | 3% |
| Balancing and memorandum accounts | 3,550 | 1 % | — | —% |
| Real Estate Services | 383 | — % | 1,049 | —% |
| | $ 22,592 | 9 % | $ 23,317 | 11% |

**2012 vs. 2011**

The revenue increase consists of $22,209 from Water Utility Services and $383 from Real Estate Services.

The revenue increase for Water Utility Services primarily consists of increases in rates approved by the CPUC for an escalation increase in our 2010-2012 general rate case and an increase intended to offset the SCVWD's increases to purchased water and groundwater extraction charges. In addition, customer consumption increased primarily due to a drier 2012 through nine months of the year compared to the same period in 2011. The Company also recognized revenue related to certain balancing and memorandum accounts as management determined they were probable of recovery or refund in future rates. The increase is offset by the Mandatory Conservation Revenue Adjustment Memorandum account that was recognized in December 2011.

The revenue increase for Real Estate Services was primarily the result of increased rental income from our Tennessee property. The current tenant has leased the second floor of the office building for the full year in 2012, compared to only five months in 2011. The distribution center also has a new tenant which resulted in additional lease income that commenced in November 2012.

**2011 vs. 2010**

The revenue increase consists of $22,268 from Water Utility Services and $1,049 from Real Estate Services.

The revenue increase for Water Utility Services primarily consists of increases in rates approved by the CPUC for an escalation increase in our 2010-2012 general rate case and an increase intended to offset the SCVWD's increases to purchased water and groundwater extraction charges as well as a rate increase for CLWSC. The Company also recognized $5,740 in revenue related to a Mandatory Conservation Revenue Adjustment Memorandum account upon CPUC approval in December 2011. In addition, customer consumption increased primarily due to a drier 2011 compared to 2010.

The revenue increase for Real Estate Services was primarily the result of increased rental income from our Tennessee property. The current tenant has leased the first and third floors of the office building for the full year in 2011, compared to only three months in 2010. In addition, the same tenant began leasing the second floor of the office building in August 2011.

**Water Utility Services' Operating Revenue and Customer Counts**

The following tables present operating revenues and number of customers by customer group of Water Utility Services:

**Operating Revenue by Customer Group**

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Residential and business | $ 234,278 | 216,747 | 195,431 |
| Industrial | 1,106 | 1,086 | 1,031 |
| Public authorities | 10,706 | 10,008 | 9,306 |
| Others | 6,915 | 6,505 | 6,310 |
| Balancing and memorandum accounts | 3,550 | — | — |
| | $ 256,555 | 234,346 | 212,078 |

During the fourth quarter of 2011 the CPUC approved the revenue related to the MCRAM. Included in the amounts above is $5,344 in residential and business, $23 in industrial, $333 in public authorities and $40 in others related to the MCRAM.

**Number of Customers**

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Residential and business | 232,169 | 231,122 | 229,933 |
| Industrial | 78 | 79 | 75 |
| Public authorities | 1,408 | 1,419 | 1,447 |
| Others | 3,945 | 3,880 | 3,845 |
| | 237,600 | 236,500 | 235,300 |

**Operating Expense**

Operating expense by segment was as follows:

**Operating Expense**

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Water Utility Services | $ 201,936 | 179,293 | 168,115 |
| Real Estate Services | 3,379 | 3,240 | 6,858 |
| All Other | 935 | 2,031 | 2,590 |
| | $ 206,250 | 184,564 | 177,563 |

The change in consolidated operating expenses was due to the following factors:

| | 2012 vs. 2011 Increase/(decrease) | | 2011 vs. 2010 Increase/(decrease) | |
|---|---|---|---|---|
| Water production costs: | | | | |
| Change in surface water supply | $ 5,338 | 3% | $ 265 | — % |
| Change in usage and new customers | 3,172 | 2% | 743 | 1 % |
| Purchased water and groundwater extraction charge and energy price increase | 6,724 | 4% | 3,743 | 2 % |
| Total water production costs | 15,234 | 9% | 4,751 | 3 % |
| Administrative and general | 3,676 | 2% | 952 | — % |
| Maintenance | 89 | —% | 1,019 | 1 % |
| Property taxes and other non-income taxes | 782 | —% | 1,014 | 1 % |
| Depreciation and amortization | 1,905 | 1% | 2,862 | 1 % |
| Impairment on real estate investment | — | —% | (3,597) | (2)% |
| | $ 21,686 | 12% | $ 7,001 | 4 % |

**Sources of Water Supply**

San Jose Water Company's water supply consists of groundwater from wells, surface water from watershed run-off and diversion, reclaimed water and imported water purchased from the SCVWD under the terms of a master contract with SCVWD expiring in 2051.

CLWSC's water supply consists of groundwater from wells and purchased raw water from the GBRA. CLWSC has long-term agreements with GBRA, which expire in 2040, 2044 and 2050. The agreements, which are take-or-pay contracts, provide CLWSC with 6,700 acre-feet of water per year from Canyon Lake and other sources at prices to be adjusted periodically by GBRA.

Surface water is the least expensive source of water. The following table presents the change in sources of water supply for Water Utility Services:

| | Source of Water Supply | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (million gallons) (MG) | | |
| Purchased water | 31,230 | 27,549 | 22,767 |
| Groundwater | 13,465 | 13,029 | 17,125 |
| Surface water | 2,409 | 5,059 | 5,203 |
| Reclaimed water | 551 | 396 | 398 |
| | 47,655 | 46,033 | 45,493 |
| Average water production cost per MG | $ 2,251 | 2,000 | 1,919 |

Water production in 2012 for Water Utility Services increased 1,622 million gallons from 2011. Water production in 2011 increased 540 million gallons from 2010. The changes are primarily attributable to changes in consumption by customers and are consistent with the related water production changes.

The contract water rates for San Jose Water Company are determined by SCVWD. These rates are adjusted periodically and coincide with SCVWD's fiscal year, which ends on June 30. The contract water rate for SCVWD's fiscal years 2013, 2012 and 2011 was $2.2, $2.1 and $1.9 per million gallons, respectively. The contractual cost of the groundwater extraction charge for water pumped from the ground basin was $1.9, $1.7 and $1.6 per million gallons for SCVWD's fiscal years 2013, 2012 and 2011.

Unaccounted-for water for 2012 and 2011 approximated 5.9% and 6.8%, respectively, as a percentage of production. The estimate is based on the results of past experience, the trend and efforts in reducing Water Utility Services' unaccounted-for water through main replacements and lost water reduction programs.

The various components of operating expenses are discussed below.

### Water production costs

#### 2012 vs. 2011

Water production costs increased due to $6,724 in net higher per unit costs paid for purchased water, groundwater extraction and energy charges, $5,338 in increased water supply costs due to decreased availability of surface water supply in 2012 compared to 2011 and an increase in customer usage of $3,172.

#### 2011 vs. 2010

Water production costs increased due to $3,743 in net higher per unit costs paid for purchased water, groundwater extraction and energy charges, an increase in customer usage of $743 and $265 in increased water supply costs due to decreased availability of surface water supply in 2011 compared to 2010.

### Administrative and General Expense

Administrative and general expenses include payroll related to administrative and general functions, all employee benefits charged to expense accounts, insurance expenses, legal fees, regulatory utility commissions' expenses, expenses associated with being a public company, and general corporate expenses.

#### 2012 vs. 2011

Administrative and general expense increased $3,676 in 2012, or 9%, in comparison to 2011. The increase consisted primarily of: (1) $2,408 in pension and retirement expenses due to a decreasing discount rate and the decline in return on pension plan assets, (2) $1,652 in contracted work primarily due to water conservation efforts related to the recycled water retrofit program, (3) $680 in regulatory fees primarily related to the pass-through surcharge collected from customers that is paid to the CPUC and an increase in rate case expenses. The surcharge is recorded both in operating revenues and administrative and general expenses, offset by (4) $370 decrease in legal and accounting fees and (5) $694 decrease in miscellaneous expenses. SJW Corp. anticipates increases in 2013 for healthcare costs as well as depreciation expense and property taxes and other non-income taxes due to increases in utility plant.

#### 2011 vs. 2010

Administrative and general expense increased $952 in 2011, or 2%, in comparison to 2010. The increase consisted primarily of: (1) $806 in contracted work primarily due to water conservation efforts related to the recycled water retrofit program, (2) $551 in regulatory fees primarily due to an increase in rate case filings, (3) $511 due to the increased cost of health insurance, (4) $315 due to new hires and salary increases as a result of the three-year collective bargaining agreements reached with our unions in 2010, offset by (5) $806 decrease in pension and retirement expenses, (6) $256 decrease in legal expenses and (7) $169 decrease in miscellaneous expenses.

### Maintenance Expense

Maintenance expense increased $89 in 2012, or 1%, in comparison to 2011, and increased $1,019 in 2011, or 8%, in comparison to 2010. The increase in 2012 consisted primarily of: (1) $93 in transportation and fuel expense, (2) $66 in license and permit fees, (3) $28 in miscellaneous expenses, offset by (4) $98 decrease in salaries, repairs and maintenance due to an increase in work on capital projects. The increase in 2011 consisted primarily of: (1) $673 increase in contracted work, paving, and materials and supplies as a result of an increase in main leak repairs, (2) $596 due to salary increases and a decrease in time charged to capital projects and (3) $250 decrease in miscellaneous expenses. In addition, the level of maintenance expense varies with the level of public work projects instituted by local government agencies, weather conditions and the timing and nature of general maintenance as needed for SJW Corp.'s facilities.

### Property Taxes and Other Non-income Taxes

Property taxes and other non-income taxes for 2012 and 2011 increased $782 and $1,014 from prior years, respectively. The increases were primarily a result of increased utility plant.

### Depreciation and Amortization

Depreciation and amortization expense increased $1,905 in 2012, or 6%, in comparison to 2011, and increased $2,862 in 2011, or 10%, in comparison to 2010. The increase in both years was due to increases in utility plant.

### Other Income and Expense

The change in other (expense) income in 2012 compared to 2011 was primarily due to a gain from the sale of our Florida warehouse real estate property of $910 and recognition of $912 in income from a non-refundable developer deposit. Interest expense, including interest on long-term debt and mortgages, increased $510, or 3%, in 2012 compared to 2011. This increase is primarily due to a full year of interest expense on SJW Corp.'s senior note which was issued in June 2011, offset by a decrease in mortgage interest as a result of the sale of the Florida property and a decrease in interest expense due to decreased borrowings on the line of credit.

The change in other (expense) income in 2011 compared to 2010 was primarily due to the sale of 907,392 shares of California Water Service Group stock in 2010. No similar sale occurred in 2011. Interest expense, including interest on long-term debt and mortgages, increased $1,992, or 11%, in 2011 compared to 2010. In June 2011, SJW Corp. entered into a note agreement with the Prudential Insurance Company of America, pursuant to which the Company sold an aggregate principal amount of $50,000 of its 4.35% senior notes. In addition, San Jose Water Company incurred a full year of interest on its California Pollution Control Financing Authority revenue bonds which were issued in June 2010.

SJW Corp.'s consolidated weighted-average cost of long-term debt, including the mortgages and the amortization of debt issuance costs was 6.3%, 6.3% and 6.6% for the years ended December 31, 2012, 2011 and 2010, respectively.

**Provision for Income Taxes**

Income tax expense for 2012 was $15,542, compared to $14,566 in 2011. The effective consolidated income tax rate was 41% for 2012, 2011 and 2010. Please refer to Note 5, "Income Taxes," of Notes to Consolidated Financial Statements for the reconciliation of actual to expected income tax expense.

**Other Comprehensive Income (Loss)**

Other comprehensive income in 2012 was $36, net of tax, due to an increase in the market value of the investment in California Water Service Group. Other comprehensive loss in 2011 was $85, net of tax, due to a decrease in the market value of the investment in California Water Service Group.

**Liquidity and Capital Resources**

Water Utility Services' business derives the majority of its revenue directly from residential and business customers. Water Utility Services bills the majority of its customers' on a bi-monthly basis. Payments from customers are impacted by the general economic conditions in the areas where SJW Corp. operates. Payment delinquencies are mitigated by service interruptions due to non-payment. Because California is a high cost of living state, it is possible that Californians may migrate to other states with a lower cost of living. As of December 31, 2012, the change in the number of customers has been minimal and write-offs for uncollectible accounts have been less than 1% of total revenue, unchanged from the prior year. Management believes it can continue to collect its accounts receivable balances at its historical collection rate.

Funds collected from Water Utility Services' customers are used to pay for water production costs, in addition to all costs associated with general operations. Funds were also generated from the sale of SJW Land Company's real estate investment in Florida and borrowings from the line of credit. From these amounts, SJW Corp. paid cash dividends of approximately $13,231 and funded its working capital in 2012. The remaining amount is available to fund SJW Corp.'s capital expenditure program.

The condition of the capital and credit markets or the strength of financial institutions could impact SJW Corp.'s ability to draw on its line of credit, issue long-term debt or sell its equity. In addition, government policies, the state of the credit markets and other factors could result in increased interest rates, which would increase SJW Corp.'s cost of capital. While our ability to obtain financing will continue to be a key risk, we believe that based on our 2012 activities, we will have access to the external funding sources necessary to implement our on-going capital investment programs in the future.

In 2012, the common dividends declared and paid on SJW Corp.'s common stock represented 59% of net income for 2012. Dividends have been paid on SJW Corp.'s and its predecessor's common stock for 277 consecutive quarters and the annual dividend amount has increased in each of the last 45 years. While historically SJW Corp. has paid dividends equal to approximately 50% to 60% of its net income, SJW Corp. cannot guarantee that trend will continue in the future.

**Cash Flow from Operations**

In 2012, SJW Corp. generated cash flow from operations of approximately $74,400, compared to $64,200 in 2011 and $37,200 in 2010. Cash flow from operations is primarily generated by net income from its revenue producing activities, adjusted for non-cash expenses for depreciation and amortization, deferred income taxes, gains on the sale of assets, impairment on real estate investments and changes in working capital items. Cash flow from operations increased in 2012 by approximately $10,200. This increase was caused by a combination of the following factors: (1) net income adjusted for non-cash items and gains and losses from asset activity decreased $1,900, (2) collections of previously billed and accrued receivables, including the regulatory asset recorded in other current asset, increased by $13,100, (3) net collection of taxes receivable was $6,200 more than the prior year, (4) recognition of the balancing and memorandum accounts drove a decrease of $3,600 and (5) general working capital and postretirement changes caused a $3,600 decrease. The increase in 2011 by approximately $27,000 was caused by a combination of the following factors: (1) net income adjusted for non-cash items and gains and losses from asset activity increased $23,000, (2) net collection of taxes receivable was $7,400 more than the prior year, (3) net payments for postretirement benefits drove an increase of $2,500, (4) collections of previously billed and accrued receivables, including the regulatory asset recorded in other current asset, drove a decrease of $6,000 and (5) general working capital changes caused a $100 increase.

**Cash Flow from Investing Activities**

In 2012, SJW Corp. used approximately $99,600 of cash for Company funded capital expenditures, $6,200 for developer funded capital expenditures, and $2,300 for acquisitions and rights to provide water service. Proceeds from the sale of SJW Land Company's real estate investment in Florida provided cash proceeds of $5,500. In 2011, SJW Corp. used approximately $62,400 of cash for Company funded capital expenditures, $7,300 for developer funded capital expenditures, and $4,000 for acquisitions which primarily related to the accelerated closing of our asset acquisition from Bexar Metropolitan Water District and rights to provide water service. In 2010, SJW Corp. used approximately $95,500 of cash for Company funded capital expenditures, $4,400 for developer funded capital expenditures, $4,500 for real estate investments which relate to the leasehold improvement additions for the office building located in Knoxville, Tennessee, and $3,500 for acquisitions. These uses were offset by proceeds of $33,900 related to the sale of California Water Service Group stock.

Water Utility Services budgeted capital expenditures for 2013, exclusive of capital expenditures financed by customer contributions and advances is as follows:

| | Budgeted Capital Expenditures 2013 | |
|---|---|---|
| Water treatment | $ 803 | 1% |
| Source of supply | 8,962 | 9% |
| Reservoirs and tanks | 15,459 | 15% |
| Pump stations and equipment | 11,068 | 11% |
| Equipment and other | 7,660 | 7% |
| Recycled water | 7,379 | 7% |
| Distribution system | 53,234 | 50% |
| | $ 104,565 | 100% |

The 2013 capital expenditures budget is concentrated in main replacements. Included in the distribution system budgeted capital expenditures of $53,234 is approximately $38,710 that is planned to be spent to replace Water Utility Services' pipes and mains. Historically, amounts have been carried over from previous years' budgets. Approximately $9,642 has been carried over from prior years' budgets and is included in the table above. In addition, $10,000 is included in the table above related to reinvestment in utility plant associated with the American Taxpayer Relief Act of 2012, which extended bonus depreciation for property placed in service before January 1, 2014.

Water Utility Services' capital expenditures are incurred in connection with normal upgrading and expansion of existing facilities and to comply with environmental regulations. Over the next five years, Water Utility Services expects to incur approximately $565,555 in capital expenditures, which includes replacement of pipes and mains, and maintaining water systems. This amount is subject to CPUC and TCEQ approval. In addition, San Jose Water Company requested the CPUC's approval of upgrades to San Jose Water Company's 40-year old Montevina Water Treatment Plant. The total planned project cost is $73,500 over the next four years. A decision on the application is now expected in the first half of 2013. Capital expenditures have the effect of increasing utility plant on which Water Utility Services earns a return. Water Utility Services actual capital expenditures may vary from their projections due to changes in the expected demand for services, weather patterns, actions by governmental agencies and general economic conditions. Total additions to utility plant normally exceed Company-financed additions as a result of new facilities construction funded with advances from developers and contributions in aid of construction.

A substantial portion of San Jose Water Company's distribution system was constructed during the period from 1945 to 1980. Expenditure levels for renewal and modernization of this part of the system will grow at an increasing rate as these components reach the end of their useful lives. In most cases, replacement cost will significantly exceed the original installation cost of the retired assets due to increases in the costs of goods and services and increased regulation.

### Cash Flow from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2012 decreased by approximately $31,000 from the same period in the prior year. The decrease was primarily due to no long-term borrowings in 2012, compared to $50,000 in SJW Corp. unsecured senior notes issued in 2011. This decrease was offset by an increase in net borrowings on the line of credit compared to the same period in the prior year. SJW Corp.'s cash management policy is to issue long-term debt to pay down borrowings on the lines of credit. As such, when long-term borrowings are high, borrowings on the line of credit tend to be low and when long-term borrowings are low, borrowings on the line of credit tend to be high.

SJW Corp., SJW Land Company and San Jose Water Company have lines of credit totaling $90,000, of which $3,000 has been set aside as security for its California Department of Water Resources' Safe Drinking Water State Revolving Fund ("SDWSRF") loans as of December 31, 2012. Our drawdowns on our lines of credit are restricted by our funded debt not exceeding a percent of total capitalization as defined in our debt covenants. SJW Corp. expects to periodically draw down on the lines of credit as dictated by our funding needs and subsequently repay such borrowings with cash from operations and issuance of long-term debt or equity. See also "Sources of Capital—Water Utility Services" below.

## Sources of Capital

### Water Utility Services

San Jose Water Company's ability to finance future construction programs and sustain dividend payments depends on its ability to maintain or increase internally generated funds and attract external financing. The level of future earnings and the related cash flow from operations is dependent, in large part, upon the timing and outcome of regulatory proceedings.

San Jose Water Company's financing activity is designed to achieve a capital structure consistent with regulatory guidelines of approximately 49% debt and 51% equity. As of December 31, 2012, San Jose Water Company's funded debt and equity were approximately 48% and 52%, respectively. The average borrowing rate of San Jose Water Company's long-term debt was 6.7% as of December 31, 2012.

Funding for San Jose Water Company's future capital expenditure program is expected to be provided primarily through internally-generated funds, the issuance of new long-term debt, the issuance of equity or the sale of all or part of our investment in California Water Service Group, all of which will be consistent with the regulator's guidelines. SJW Corp. filed a Form S-3 for $50,000 in shares of common stock which became effective on December 21, 2012.

SJW Corp. has outstanding a $50,000 unsecured senior note as of December 31, 2012. The senior note has terms and conditions that restrict SJW Corp. from issuing additional funded debt if: (1) the funded consolidated debt would exceed 66-2/3% of total capitalization, and (2) the minimum net worth of SJW Corp. becomes less than $175,000 plus 30% of Water Utility Services cumulative net income, since June 30, 2011. As of December 31, 2012, SJW Corp. was not restricted from issuing future indebtedness as a result of these terms and conditions.

San Jose Water Company has outstanding $200,000 of unsecured senior notes as of December 31, 2012. The senior note agreements of San Jose Water Company generally have terms and conditions that restrict the Company from issuing additional funded debt if: (1) the funded debt would exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar-month period would be less than 175% of interest charges. As of December 31, 2012, San Jose Water Company's funded debt was 48% of total capitalization and the net income available for interest charges was 345% of interest charges. As of December 31, 2012, San Jose Water Company was not restricted from issuing future indebtedness as a result of these terms and conditions.

San Jose Water Company has outstanding $50,000 in California Pollution Control Financing Authority revenue bonds as of December 31, 2012. The loan agreement for the revenue bonds contains affirmative and negative covenants customary for a loan agreement relating to revenue bonds, including, among other things, complying with certain disclosure obligations and covenants relating to the tax exempt status of the interest on the bonds and limitations and prohibitions relating to the transfer of the projects funded by the loan proceeds and the assignment of the loan agreement. As of December 31, 2012, San Jose Water Company was in compliance with all such covenants.

San Jose Water Company has received two loans in the aggregate principal amount of $3,076 from the California Department of Water Resources' SDWSRF for the retrofit of San Jose Water Company's water treatment plants. Terms of these loans require semi-annual payments over 20 years of principal and interest at an annual rate of 2.39% and 2.60%. The outstanding balance as of December 31, 2012 is $2,281.

SJWTX, Inc., doing business as Canyon Lake Water Service Company, has outstanding $15,000 of senior notes as of December 31, 2012. The senior note agreement has terms and conditions that restrict the Company from issuing additional funded debt if: (1) the funded debt would exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar month period would be less than 175% of interest charges. As of December 31, 2012, SJWTX, Inc. is in compliance with all terms and conditions. In addition, SJW Corp. is a guarantor of SJWTX, Inc.'s senior note which has terms and conditions that restrict SJW Corp. from issuing additional funded debt if: (1) the funded consolidated debt would exceed 66-2/3% of total capitalization, and (2) the minimum net worth of SJW Corp. becomes less than $125,000 plus 30% of Water Utility Services cumulative net income, since December 31, 2005. As of December 31, 2012, SJW Corp. is not restricted from issuing future indebtedness as a result of these terms and conditions.

**Real Estate Services**

As of December 31, 2012, SJW Land Company's outstanding balance of mortgages related to acquiring properties in various states totaled $20,556. The mortgages have various payments, interest and amortization terms and all are secured by the respective properties. The average borrowing rate of SJW Land Company mortgages is 5.77%.

As of December 31, 2012, SJW Land Company also had an outstanding mortgage loan in the amount of $3,153 borrowed by its subsidiary, 444 West Santa Clara Street, L.P. The mortgage loan is due in 2021 and is amortized over 20 years with an interest rate of 5.68%. The mortgage loan is secured by the partnership's real property and is non-recourse to SJW Land Company.

**SJW Corp. and its Subsidiaries**

SJW Corp. and its subsidiaries consolidated long-term debt was 56% of total capitalization as of December 31, 2012. Management believes that SJW Corp. is capable of obtaining future long-term capital to fund regulated and nonregulated growth opportunities and capital expenditure requirements.

As of December 31, 2012, SJW Corp. and its subsidiaries had unsecured bank lines of credit, allowing aggregate short-term borrowings of up to $90,000, of which $15,000 was available to SJW Corp. and SJW Land Company under a single line of credit and $75,000 was available to San Jose Water Company under another line of credit. $3,000 under the San Jose Water Company line of credit is set aside as security for its SDWSRF loans. At December 31, 2012, SJW Corp. and its subsidiaries had available unused short-term bank lines of credit of $71,700. These lines of credit bear interest at variable rates. They will expire on September 1, 2014. The cost of borrowing on SJW Corp.'s short-term credit facilities averaged 1.44% for 2012. SJW Corp., on a consolidated basis, has the following affirmative covenants on its unsecured bank line of credit: (1) the funded debt cannot exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar-month period cannot be less than 175% of interest charges. As of December 31, 2012, SJW Corp's funded debt was 56% of total capitalization and the net income available for interest charges was 288% of interest charges. As of December 31, 2012, SJW Corp. was in compliance with all covenants. San Jose Water Company's unsecured bank line of credit has the following affirmative covenants: (1) the funded debt cannot exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar-month period cannot be less than 175% of interest charges. As of December 31, 2012, San Jose Water Company was in compliance with all covenants.

**Off-Balance Sheet Arrangement/Contractual Obligations**

SJW Corp. has no significant contractual obligations not fully recorded on its Consolidated Balance Sheet or not fully disclosed in the Notes to Consolidated Financial Statements.

SJW Corp.'s contractual obligations and commitments as of December 31, 2012 are as follows:

| | Total | Contractual Obligations Due in | | | |
|---|---|---|---|---|---|
| | | Less than 1 Year | 1-3 Years | 3-5 Years | After 5 Years |
| Senior notes, Water Utility Services | $ 215,000 | — | — | — | 215,000 |
| SJW Land Company mortgages | 20,556 | 5,199 | 725 | 14,632 | — |
| Advances for construction, San Jose Water Company | 68,277 | 2,326 | 4,651 | 4,651 | 56,649 |
| SDWSRF loan, San Jose Water Company | 2,281 | 97 | 290 | 304 | 1,590 |
| 444 West Santa Clara Street, L.P. long-term debt (non-recourse to SJW Land Company) | 3,153 | 100 | 218 | 245 | 2,590 |
| California Pollution Control Financing Authority Revenue Bonds, San Jose Water Company | 50,000 | — | — | — | 50,000 |
| Senior note, SJW Corp | 50,000 | — | — | — | 50,000 |
| Total contractual cash obligation | $ 409,267 | 7,722 | 5,884 | 19,832 | 375,829 |
| Total interest on contractual obligations | $ 346,257 | 20,839 | 41,348 | 40,446 | 243,624 |

In addition to the obligations listed above, San Jose Water Company issued two standby letters of credit with a commercial bank in the amounts of $2,000 and $1,000 in support of its $1,456 and $871 SDWSRF loans which were funded in 2005 and 2008. The letters of credit automatically renew for one year each December and the amount of coverage can be reduced as the loan principal balance decreases.

In regards to uncertain tax positions, we are unable to predict the timing of tax settlements as tax audits can involve complex issues and the resolution of those issues may span multiple years, particularly if subject to negotiation or litigation.

San Jose Water Company purchases water from SCVWD under terms of a master contract expiring in 2051. Delivery schedules for purchased water are based on a contract year beginning July 1, and are negotiated every three years under terms of the master contract with SCVWD. For the years ended December 31, 2012, 2011 and 2010, San Jose Water Company purchased from SCVWD 22,800 million gallons ($48,800), 21,900 million gallons ($43,500) and 21,200 million gallons ($40,300), respectively, of contract water. Based on current prices and estimated deliveries, San Jose Water Company expects to purchase from SCVWD a minimum of 90% of the delivery schedule, or 20,800 million gallons ($46,000) of water at the current contract water rate of $2.2 per million gallons in the year ending December 31, 2013. Additionally, San Jose Water Company purchases non-contract water from SCVWD on an "as needed" basis if the water supply is available. The contract water rates for San Jose Water Company are determined by SCVWD. These rates are adjusted periodically and coincide with SCVWD's fiscal year, which ends on June 30. The contract water rate for SCVWD's fiscal years 2013, 2012 and 2011 was $2.2, $2.1 and $1.9 per million gallons, respectively.

San Jose Water Company also pumps water from the local groundwater basin. There are no delivery schedules or contractual obligations associated with the purchase of groundwater. SCVWD determines the groundwater extraction charge and it is applied on a per unit basis. In addition to the SCVWD groundwater extraction charge, San Jose Water Company also incurs power costs to pump the groundwater from the basin.

San Jose Water Company sponsors a noncontributory defined benefit pension plan and provides health care and life insurance benefits for retired employees. In 2012, San Jose Water Company contributed $9,766 and $596 to the pension plan and other post retirement benefit plan, respectively. In 2013, San Jose Water Company expects to make required and discretionary cash contributions of up to $10,300 to the pension plan and other post retirement benefit plan. The amount of required contributions for years thereafter is not actuarially determinable.

San Jose Water Company's other benefit obligations include employees' and directors' postretirement benefits, an Executive Supplemental Retirement Plan and a Special Deferral Election Plan. Under these benefit plans, San Jose Water Company is committed to pay approximately $655 annually to former officers and directors. Future payments may fluctuate depending on the life span of the retirees and as current officers and executives retire.

CLWSC purchases water from GBRA under terms of agreements expiring in 2040, 2044 and 2050. The agreements, which are take-or-pay contracts, provide CLWSC with 6,700 acre-feet per year of water supply from Canyon Lake and other sources. The water rate may be adjusted by GBRA at any time, provided they give CLWSC a 60 day written notice on the proposed adjustment.

**444 West Santa Clara Street, L.P.**

SJW Land Company owns a 70% limited partnership interest in 444 West Santa Clara Street, L.P., a real estate limited partnership. A real estate development firm owns the remaining 30% limited partnership interest. A commercial building was constructed on the property of 444 West Santa Clara Street, L.P. and is leased to an international real estate firm. The lease expires in August 2019. SJW Land Company consolidates its limited partnership interest in 444 West Santa Clara Street, L.P. as a variable interest entity within the scope of ASC Topic 810.

**Impact of Recent Accounting Pronouncements**

In July 2012, the FASB issued guidance regarding indefinite-lived intangibles impairment tests. The new guidance states that a "qualitative" assessment may be performed to determine whether further impairment testing is necessary. The new guidance would be effective for our first quarter of fiscal year 2013 and early adoption is permitted. The Company early adopted this guidance in the fourth quarter of fiscal year 2012. The guidance did not have any impact on the Company's financial position, results of operations or cash flows.

## Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

SJW Corp. is subject to market risks in the normal course of business, including changes in interest rates, pension plan asset values and equity prices. The exposure to changes in interest rates can result from the issuance of debt and short-term funds obtained through the Company's variable rate lines of credit. San Jose Water Company sponsors a noncontributory pension plan for its employees. Pension costs and the funded status of the plan are affected by a number of factors including the discount rate and investment returns on plan assets. SJW Corp. also owns 385,120 shares of common stock of California Water Service Group as of December 31, 2012, which is listed on the New York Stock Exchange, and is therefore exposed to the risk of fluctuations and changes in equity prices.

SJW Corp. has no derivative financial instruments, financial instruments with significant off-balance sheet risks, or financial instruments with concentrations of credit risk.

**Item 8.** ***Financial Statements and Supplementary Data***

## Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
SJW Corp.:

We have audited the accompanying consolidated balance sheets of SJW Corp. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement schedule listed in Item 15. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for the financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SJW Corp. and subsidiaries as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, SJW Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Santa Clara, California
February 28, 2013

## SJW Corp. and Subsidiaries
## CONSOLIDATED BALANCE SHEETS
### (in thousands, except share and per share data)

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **Assets** | | |
| **Utility plant:** | | |
| Land | $ 10,156 | 8,852 |
| Depreciable plant and equipment | 1,166,220 | 1,070,016 |
| Construction in progress | 24,298 | 18,527 |
| Intangible assets | 15,561 | 14,732 |
| | 1,216,235 | 1,112,127 |
| Less accumulated depreciation and amortization | 384,675 | 355,914 |
| | 831,560 | 756,213 |
| **Real estate investment** | 74,232 | 89,099 |
| Less accumulated depreciation and amortization | 9,045 | 10,557 |
| | 65,187 | 78,542 |
| **Current assets:** | | |
| Cash and cash equivalents | 2,522 | 26,734 |
| Accounts receivable: | | |
| Customers, net of allowances for uncollectible accounts of $225 in 2012 and 2011 | 12,317 | 12,541 |
| Income tax | 489 | 5,248 |
| Other | 854 | 746 |
| Accrued unbilled utility revenue | 16,284 | 15,318 |
| Long-lived assets held-for-sale | 7,768 | — |
| Materials and supplies | 1,088 | 991 |
| Prepaid expenses | 1,589 | 1,598 |
| Other current asset | — | 5,739 |
| | 42,911 | 68,915 |
| **Other assets:** | | |
| Investment in California Water Service Group | 7,067 | 7,032 |
| Unamortized debt issuance, broker and reacquisition costs | 5,226 | 4,865 |
| Regulatory assets, net | 130,488 | 119,248 |
| Other | 5,060 | 3,995 |
| | 147,841 | 135,140 |
| | $ 1,087,499 | 1,038,810 |

See Accompanying Notes to Consolidated Financial Statements.

## SJW Corp. and Subsidiaries
## CONSOLIDATED BALANCE SHEETS (Continued)
### (in thousands, except share and per share data)

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **Capitalization and Liabilities** | | |
| **Capitalization:** | | |
| Shareholders' equity: | | |
| Common stock, $0.521 par value; authorized 36,000,000 shares; issued and outstanding 18,670,566 shares in 2012 and 18,592,827 shares in 2011 | $ 9,724 | 9,684 |
| Additional paid-in capital | 26,117 | 24,552 |
| Retained earnings | 236,453 | 227,494 |
| Accumulated other comprehensive income | 2,310 | 2,274 |
| Total shareholders' equity | 274,604 | 264,004 |
| Long-term debt, less current portion | 335,598 | 343,848 |
| | 610,202 | 607,852 |
| **Current liabilities:** | | |
| Line of credit | 15,300 | — |
| Current portion of long-term debt | 5,392 | 838 |
| Accrued groundwater extraction charges and purchased water | 4,755 | 5,789 |
| Purchased power | 317 | 423 |
| Accounts payable | 8,481 | 7,417 |
| Accrued interest | 5,355 | 5,376 |
| Accrued property taxes and other non-income taxes | 1,465 | 1,298 |
| Accrued payroll | 3,069 | 2,744 |
| Other current liabilities | 4,973 | 4,403 |
| | 49,107 | 28,288 |
| **Deferred income taxes** | 147,579 | 133,541 |
| **Unamortized investment tax credits** | 1,434 | 1,495 |
| **Advances for construction** | 68,277 | 67,333 |
| **Contributions in aid of construction** | 128,466 | 123,335 |
| **Deferred revenue** | 1,137 | 1,070 |
| **Postretirement benefit plans** | 73,425 | 68,855 |
| **Other noncurrent liabilities** | 7,872 | 7,041 |
| **Commitments and contingencies** | — | — |
| | $ 1,087,499 | 1,038,810 |

See Accompanying Notes to Consolidated Financial Statements.

## SJW Corp. and Subsidiaries

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

### Years ended December 31 (in thousands, except share and per share data)

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Operating revenue** | $ 261,547 | 238,955 | 215,638 |
| **Operating expense:** | | | |
| Production Costs: | | | |
| Purchased water | 66,106 | 54,317 | 43,557 |
| Power | 5,796 | 5,394 | 6,429 |
| Groundwater extraction charges | 23,940 | 20,997 | 26,614 |
| Other production costs | 11,445 | 11,345 | 10,702 |
| Total production costs | 107,287 | 92,053 | 87,302 |
| Administrative and general | 42,812 | 39,136 | 38,184 |
| Maintenance | 13,350 | 13,261 | 12,242 |
| Property taxes and other non-income taxes | 9,703 | 8,921 | 7,907 |
| Depreciation and amortization | 33,098 | 31,193 | 28,331 |
| Impairment on real estate investment | — | — | 3,597 |
| **Total operating expense** | 206,250 | 184,564 | 177,563 |
| **Operating income** | 55,297 | 54,391 | 38,075 |
| **Other (expense) income:** | | | |
| Interest on long-term debt | (18,662) | (17,799) | (15,676) |
| Mortgage and other interest expense | (1,523) | (1,876) | (2,007) |
| Gain on sale of California Water Service Group stock | — | — | 18,966 |
| Gain on sale of real estate investment | 910 | — | — |
| Dividend income | 243 | 238 | 1,185 |
| Other, net | 1,595 | 490 | 603 |
| Income before income taxes | 37,860 | 35,444 | 41,146 |
| Provision for income taxes | 15,542 | 14,566 | 16,740 |
| **Net income** | $ 22,318 | 20,878 | 24,406 |
| Other comprehensive income (loss): | | | |
| Unrealized income (loss) on investment, net of taxes of $0 in 2012, $59 in 2011 and $30 in 2010 | 36 | (85) | (44) |
| Reclassification adjustment for gain realized on investment, net of tax of $7,494 in 2010 | — | — | (10,784) |
| **Comprehensive income** | $ 22,354 | 20,793 | 13,578 |
| **Earnings per share** | | | |
| —Basic | $ 1.20 | 1.12 | 1.32 |
| —Diluted | $ 1.18 | 1.11 | 1.30 |
| **Weighted average shares outstanding** | | | |
| —Basic | 18,635,206 | 18,581,762 | 18,531,458 |
| —Diluted | 18,839,231 | 18,794,066 | 18,742,315 |

See Accompanying Notes to Consolidated Financial Statements.

## SJW Corp. and Subsidiaries
## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
### (in thousands, except share and per share data)

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| | Number of Shares | Amount | | | | |
| **Balances, December 31, 2009** | 18,499,602 | 9,635 | 22,046 | 207,888 | 13,187 | 252,756 |
| Net income | — | — | — | 24,406 | — | 24,406 |
| Unrealized loss on investment, net of tax effect of $30 | — | — | — | — | (44) | (44) |
| Reclassification adjustment for gain realized on investment, net of tax effect of $7,494 | — | — | — | — | (10,784) | (10,784) |
| Share-based compensation | — | — | 812 | (123) | — | 689 |
| Exercise of stock options and similar instruments | 26,078 | 14 | 86 | — | — | 100 |
| Employee stock purchase plan | 25,860 | 13 | 499 | — | — | 512 |
| Dividends paid ($0.68 per share) | — | — | — | (12,603) | — | (12,603) |
| **Balances, December 31, 2010** | 18,551,540 | 9,662 | 23,443 | 219,568 | 2,359 | 255,032 |
| Net income | — | — | — | 20,878 | — | 20,878 |
| Unrealized loss on investment, net of tax effect of $59 | — | — | — | — | (85) | (85) |
| Share-based compensation | — | — | 651 | (129) | — | 522 |
| Exercise of stock options and similar instruments | 13,896 | 7 | (91) | — | — | (84) |
| Employee stock purchase plan | 25,712 | 14 | 511 | — | — | 525 |
| Dividend reinvestment and stock purchase plan | 1,679 | 1 | 38 | — | — | 39 |
| Dividends paid ($0.69 per share) | — | — | — | (12,823) | — | (12,823) |
| **Balances, December 31, 2011** | 18,592,827 | 9,684 | 24,552 | 227,494 | 2,274 | 264,004 |
| Net income | — | — | — | 22,318 | — | 22,318 |
| Unrealized income on investment, net of tax effect of $0 | — | — | — | — | 36 | 36 |
| Share-based compensation | — | — | 564 | (128) | — | 436 |
| Exercise of stock options and similar instruments | 29,468 | 23 | 347 | — | — | 370 |
| Employee stock purchase plan | 44,784 | 15 | 573 | — | — | 588 |
| Dividend reinvestment and stock purchase plan | 3,487 | 2 | 81 | — | — | 83 |
| Dividends paid ($0.71 per share) | — | — | — | (13,231) | — | (13,231) |
| **Balances, December 31, 2012** | 18,670,566 | 9,724 | 26,117 | 236,453 | 2,310 | 274,604 |

See Accompanying Notes to Consolidated Financial Statements.

## SJW Corp. and Subsidiaries
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### Years ended December 31 (in thousands)

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Operating activities:** | | | |
| Net income | $ 22,318 | 20,878 | 24,406 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 34,629 | 32,709 | 29,756 |
| Deferred income taxes | 12,235 | 16,458 | 8,077 |
| Share-based compensation | 564 | 651 | 812 |
| Gain on sale of California Water Service Group stock | — | — | (18,966) |
| Impairment of real estate investment | — | — | 3,597 |
| Gain on sale of real estate investment | (910) | — | — |
| Loss on sale of utility property | — | 23 | — |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable and accrued unbilled utility revenue | (800) | (2,470) | (2,197) |
| Accounts payable, purchased power and other current liabilities | 933 | (133) | 887 |
| Accrued groundwater extraction charges and purchased water | (1,034) | 1,430 | (137) |
| Tax receivable and accrued taxes | 5,093 | (1,102) | (8,528) |
| Other current asset | 5,740 | (5,740) | — |
| Postretirement benefits | 77 | (37) | (2,566) |
| Regulatory asset related to balancing and memorandum accounts | (3,550) | — | — |
| Other noncurrent assets and noncurrent liabilities | (1,503) | 1,855 | 1,166 |
| Other changes, net | 575 | (318) | 860 |
| **Net cash provided by operating activities** | 74,367 | 64,204 | 37,167 |
| **Investing activities:** | | | |
| Additions to utility plant: | | | |
| Company-funded | (99,635) | (62,439) | (95,536) |
| Contributions in aid of construction | (6,199) | (7,311) | (4,364) |
| Additions to real estate investment | (678) | (156) | (4,540) |
| Payments for business/asset acquisition and water rights | (2,280) | (4,040) | (3,504) |
| Cost to retire utility plant, net of salvage | (922) | (1,816) | (757) |
| Proceeds from sale of California Water Service Group stock | — | — | 33,938 |
| Proceeds from sale of real estate investment | 5,517 | — | — |
| Proceeds from sale of utility property | — | 43 | — |
| **Net cash used in investing activities** | (104,197) | (75,719) | (74,763) |
| **Financing activities:** | | | |
| Borrowings from line of credit | 16,300 | 17,600 | 62,300 |
| Repayments of line of credit | (1,000) | (21,600) | (64,100) |
| Long-term borrowings | — | 50,000 | 50,000 |
| Repayments of long-term borrowings | (3,696) | (1,094) | (790) |
| Debt issuance costs | (33) | (87) | (856) |
| Dividends paid | (13,231) | (12,823) | (12,603) |
| Exercise of stock options and similar instruments | 989 | 564 | 692 |
| Tax benefits realized from share options exercised | 97 | 7 | 41 |
| Receipts of advances and contributions in aid of construction | 8,407 | 6,149 | 5,428 |
| Refunds of advances for construction | (2,215) | (2,197) | (2,202) |
| **Net cash provided by financing activities** | 5,618 | 36,519 | 37,910 |
| **Net change in cash and cash equivalents** | (24,212) | 25,004 | 314 |
| **Cash and cash equivalents, beginning of year** | 26,734 | 1,730 | 1,416 |
| **Cash and cash equivalents, end of year** | $ 2,522 | 26,734 | 1,730 |
| Cash paid (received) during the year for: | | | |
| Interest | $ 21,206 | 20,307 | 18,070 |
| Income taxes | $ (1,445) | (2,930) | 15,326 |
| Supplemental disclosure of non-cash activities: | | | |
| Increase (decrease) in accrued payables for construction costs capitalized | $ 355 | 1,971 | (1,389) |
| Utility property installed by developers | $ 4,073 | 567 | 341 |
| Obligations relieved related to acquisition of certain water service assets | $ — | (726) | — |

See Accompanying Notes to Consolidated Financial Statements.

(Dollars in thousands, except share and per share data)

**Note 1. Summary of Significant Accounting Policies**

The accompanying consolidated financial statements include the accounts of SJW Corp., its wholly owned subsidiaries, and two variable interest entities in which SJW Corp. is the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation.

SJW Corp.'s principal subsidiary, San Jose Water Company, is a regulated California water utility providing water service to approximately one million people in the greater metropolitan San Jose area. San Jose Water Company's accounting policies comply with the applicable uniform system of accounts prescribed by the CPUC and conform to generally accepted accounting principles for rate-regulated public utilities. Approximately 91% of San Jose Water Company's revenues are derived from the sale of water to residential and business customers.

SJWTX, Inc., a wholly owned subsidiary of SJW Corp., is incorporated in the State of Texas and is doing business as Canyon Lake Water Service Company ("CLWSC"). CLWSC is a public utility in the business of providing water service to approximately 36,000 people. CLWSC's service area comprises more than 240 square miles in western Comal County and southern Blanco County in the growing region between San Antonio and Austin, Texas. SJWTX, Inc. has a 25% interest in Acequia Water Supply Corporation. Acequia has been determined to be a variable interest entity within the scope of ASC Topic 810 with SJWTX, Inc. as the primary beneficiary. As a result, Acequia has been consolidated with SJWTX, Inc.

SJW Land Company owns commercial properties, several undeveloped real estate properties, and warehouse properties in the states of California, Connecticut, Arizona, Texas and Tennessee and holds a 70% limited partnership interest in 444 West Santa Clara Street, L.P. 444 West Santa Clara Street, L.P. has been determined to be a variable interest entity within the scope of ASC Topic 810 with SJW Land Company as the primary beneficiary. As a result, 444 West Santa Clara Street L.P. has been consolidated with SJW Land Company (see Note 9). As of December 31, 2012, the Connecticut property was classified as held-for-sale.

Texas Water Alliance Limited, a wholly owned subsidiary of SJW Corp., is undertaking activities that are necessary to develop a water supply project in Texas. In connection with the project, TWA applied for groundwater production and transportation permits to meet the future water needs in the Canyon Lake Water Service Company's service area and to the central Texas hill country communities and utilities adjacent to this area. In January of 2013, TWA's permit was approved unanimously by the groundwater district in Gonzales County.

**Use of Estimates**

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Utility Plant**

The cost of additions, replacements and betterments to utility plant is capitalized. The amount of interest capitalized in 2012, 2011 and 2010 was $913, $699 and $555, respectively. Construction in progress was $24,298 and $18,527 at December 31, 2012 and 2011, respectively.

The major components of depreciable plant and equipment as of December 31, 2012 and 2011 are as follows:

| | 2012 | 2011 |
|---|---|---|
| Equipment | $ 214,670 | 202,181 |
| Transmission and distribution | 892,957 | 811,332 |
| Office buildings and other structures | 58,593 | 56,503 |
| Total depreciable plant and equipment | $ 1,166,220 | 1,070,016 |

Depreciation is computed using the straight-line method over the estimated service lives of the assets, ranging from 5 to 75 years. The estimated service lives of depreciable plant and equipment are as follows:

| | Useful Lives |
|---|---|
| Equipment | 5 to 35 years |
| Transmission and distribution plant | 35 to 75 years |
| Office buildings and other structures | 7 to 50 years |

For the years 2012, 2011 and 2010, depreciation expense was approximately 3.5% of the beginning of the year balance of depreciable plant for all years. A portion of depreciation expense is allocated to administrative and general expense. For the years 2012, 2011 and 2010, the amounts allocated to administrative and general expense were $1,531, $1,516 and $1,425, respectively. Depreciation expense for utility plant for the years ended December 31, 2012, 2011 and 2010 was $31,005, $29,141 and $26,331, respectively. The cost of utility plant retired, including retirement costs (less salvage), is charged to accumulated depreciation and no gain or loss is recognized.

**Utility Plant Intangible Assets**

All intangible assets are recorded at cost and are amortized using the straight-line method over the legal or estimated economic life of the asset, ranging from 5 to 70 years (see Note 6).

**Real Estate Investments**

Real estate investments are recorded at cost and consist primarily of land and buildings. Net gains and losses from the sale of real estate investments are recorded as a component of other (expense) income in the Consolidated Statements of Comprehensive Income. Nonutility property in Water Utility Services is also classified in real estate investments and not separately disclosed on the balance sheet based on the immateriality of the amount. Nonutility property is property that is neither used nor useful in providing water utility services to customers and is excluded from the rate base for rate-setting purposes. San Jose Water Company recognizes gain/loss on disposition of nonutility property in accordance with CPUC Code Section 790, whereby the net proceeds are reinvested back into property that is useful in providing water utility services to customers. There is no depreciation associated with nonutility property as it is all land. The major components of real estate investments as of December 31, 2012 and 2011 are as follows:

| | 2012 | 2011 |
|---|---|---|
| Land | $ 18,892 | 21,312 |
| Buildings and improvements | 55,011 | 67,487 |
| Intangibles | 329 | 300 |
| Total real estate investment | $ 74,232 | 89,099 |

Depreciation on real estate investments is computed using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 39 years.

On August 8, 2012, SJW Land Company sold its warehouse building located in Orlando, Florida for $5,821. The Company recognized a pre-tax gain on the sale of real estate investment of $910, after selling expenses of $304.

During the third quarter of 2012, management decided to sell its warehouse building located in Windsor, Connecticut. As a result, the Company reclassified the Connecticut warehouse building from held-and-used to held-for-sale at December 31, 2012. The Company determined that reclassifying the Connecticut property as held-for-sale represents a change in circumstances in the intended use of such facility and reviewed the asset for impairment. The Company performed a recoverability test of estimated sale proceeds less cost to sell from the property to determine if the asset was impaired in accordance with FASB ASC Topic 360 - "Property, Plant and Equipment." On December 5, 2012, the Company entered into a purchase and sale agreement for $9,200, with the sale closing escrow on February 1, 2013. The purchase and sale agreement represents a strong, observable market indicator of fair value defined in FASB ASC Topic 820 - "Fair Value Measurements and Disclosures" as the price that would be received to sell the asset in an orderly transaction between market participants. The Company determined that the carrying value was recoverable through estimated sale proceeds less cost to sell from the purchase and sale agreement and as such, no impairment existed.

The Connecticut warehouse building is included in the Company's "Real Estate Services" reportable segment as disclosed in Note 12. Depreciation expense on the building was $167, $223 and $223 for the years ended December 31, 2012, 2011 and 2010, respectively. The following represents the major components of the Connecticut warehouse building recorded in long-lived assets held-for-sale on the Company's Consolidated Balance Sheet as of December 31, 2012.

| | December 31, 2012 |
|---|---|
| Land | $ 1,200 |
| Buildings and improvements | 8,684 |
| Subtotal | 9,884 |
| Less: accumulated depreciation and amortization | 2,116 |
| Total | $ 7,768 |

Land, buildings and improvements of $72,838 and $87,704 as of December 31, 2012 and 2011, respectively, represent assets that are leased or available for lease. Note that land, building and improvements as of December 31, 2012 excludes the Connecticut warehouse building as it has been reclassified as held-for-sale. The following schedule shows the future minimum rental payments to be received from third parties under operating leases that have remaining noncancelable lease terms in excess of one year as of December 31, 2012:

| Year ending December 31: | Rental Revenue |
|---|---|
| 2013 | $ 4,767 |
| 2014 | 5,355 |
| 2015 | 5,470 |
| 2016 | 5,626 |
| 2017 | 5,723 |
| Thereafter | 34,931 |

### Impairment of Long-Lived Assets

In accordance with the requirements of FASB ASC Topic 360—"Property, Plant and Equipment," the long-lived assets of SJW Corp. are reviewed for impairment when changes in circumstances or events require adjustments to the carrying values of the assets. When such changes in circumstances or events occur, the Company assesses recoverability by determining whether the carrying value of such assets will be recovered through the undiscounted expected future cash flows. To the extent an impairment exists, the asset is written down to its estimated fair value with a corresponding charge to operations in the period in which the impairment is identified. Long-lived assets consist primarily of utility plant in service, real estate investments, intangible assets, and regulatory assets. In addition, the Company tests unamortized intangible assets, which primarily relate to water rights, at least annually or more frequently if events or changes in circumstances indicate that this asset may be impaired. The Company first performs a qualitative assessment to determine whether it is necessary to perform the quantitative impairment test. In assessing the qualitative factors, the Company considers the impact of these key factors: change in industry and competitive environment, financial performance, and other relevant Company-specific events. If the Company determines that as a result of the qualitative assessment it is more likely than not (> 50% likelihood) that the fair value is less than its carrying amount, then the quantitative test is performed. No impairments occurred during 2012 or 2011.

### Financial Instruments

The following instruments are not measured at fair value on the Company's consolidated balance sheets but require disclosure of their fair values: cash and cash equivalents, accounts receivable and accounts payable. The estimated fair value of such instruments approximates their carrying value as reported on the consolidated balance sheets. The fair value of such financial instruments are determined using the income approach based on the present value of estimated future cash flows. The fair value of these instruments would be categorized as Level 2 in the fair value hierarchy, with the exception of cash and cash equivalents, which would be categorized as Level 1. The fair value of long-term debt is discussed in Note 4, pension plan assets in Note 10 and investment in California Water Service Group in Note 13.

### Other Current Asset

Other current asset at December 31, 2011 represents the amount to be billed to customers associated with the Mandatory Conservation Revenue Adjustment Memorandum account. San Jose Water Company filed an advice letter on June 2, 2010, with the CPUC requesting authorization to increase revenues by $5,740, or approximately 2.61%, of authorized revenue at the time of the filing. This increase was intended to recover the accumulated balance in the MCRAM, which was in effect from August 3, 2009 to May 1, 2010. The CPUC-authorized MCRAM was intended to track the revenue impact of mandatory conservation upon San Jose Water Company's quantity revenue resulting from mandatory conservation instituted by the SCVWD. As directed by the CPUC's Division of Water and Audits, the MCRAM would be recovered via a surcharge on the existing quantity rate for a period of 12 months following final approval by the CPUC. Resolution W-4885 authorizing the recovery was adopted by the Commission on December 15, 2011. The surcharge to begin recovering the balance was subsequently implemented on December 27, 2011. All revenue was recognized immediately upon final approval by the CPUC.

**Investment in California Water Service Group**

SJW Corp.'s investment in California Water Service Group is accounted for under FASB ASC Topic 320—"Investments —Debt and Equity Securities," as an available-for-sale marketable security. The investment is recorded on the Consolidated Balance Sheet at its quoted market price with the change in unrealized gain or loss reported, net of tax, as a component of other comprehensive income (loss) (see Note 13).

**Regulatory Assets and Liabilities**

Generally accepted accounting principles for water utilities include the recognition of regulatory assets and liabilities as permitted by ASC Topic 980. In accordance with ASC Topic 980, Water Utility Services, to the extent applicable, records deferred costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recognized in the ratemaking process in a period different from when the costs and credits are incurred. Accounting for such costs and credits is based on management's judgment and prior historical ratemaking practices, and it occurs when management determines that it is probable that these costs and credits will be recognized in the future revenue of Water Utility Services through the ratemaking process. The regulatory assets and liabilities recorded by Water Utility Services, in particular, San Jose Water Company, primarily relate to the recognition of deferred income taxes for ratemaking versus tax accounting purposes, balancing and memorandum accounts, and the postretirement pension benefits, medical costs, accrued benefits for vacation and asset retirement obligations that have not been passed through in rates. The Company expects to recover the income tax temporary differences over average plant depreciation lives of 5 to 75 years.

Rate-regulated enterprises are required to charge a regulatory asset to earnings if and when that asset no longer meets the criteria for being recorded as a regulatory asset. San Jose Water Company continually evaluates the recoverability of regulatory assets by assessing whether the amortization of the balance over the remaining life can be recovered through expected and undiscounted future cash flows.

Regulatory liabilities reflect balancing and memorandum accounts, temporary differences provided at higher than the current tax rate for utility plant which will flow through to future ratepayers, and unamortized investment tax credits.

Regulatory assets and liabilities are comprised of the following as of December 31:

| | 2012 | 2011 |
|---|---|---|
| Regulatory assets: | | |
| Income tax temporary differences | $ 8,712 | 9,295 |
| Postretirement pensions and other medical benefits | 113,633 | 105,988 |
| Pension balancing account | 6,671 | — |
| Other | 5,927 | 4,676 |
| Total regulatory assets | $ 134,943 | 119,959 |
| Regulatory liabilities: | | |
| Cost of capital memorandum account | $ 2,295 | — |
| Water supply balancing accounts | 1,594 | — |
| Future tax benefits to ratepayers | 566 | 711 |
| Total regulatory liabilities | $ 4,455 | 711 |
| Net regulatory assets included in Consolidated Balance Sheets | $ 130,488 | 119,248 |

**Regulatory Rate Filings**

On January 3, 2012, San Jose Water Company filed a general rate case application requesting rate increases of $47,400, or 21.51% in 2013, $13,000, or 4.87% in 2014 and $34,800, or 12.59% in 2015. This general rate case filing also includes: (1)

recovery of the under-collected balance of $2,600 in the balancing account, (2) disbursement of the over-collected balance of $700 accrued in various memorandum accounts and (3) implementation of a full revenue decoupling Water Revenue Adjustment Mechanism ("WRAM") and associated Modified Cost Balancing Account ("MCBA"). The WRAM de-couples San Jose Water Company's revenue requirement from ratepayer usage. Under the WRAM, San Jose Water Company would recover the full quantity revenue amounts authorized by the CPUC by using advice letter filings for any unbilled quantity revenue amounts or refunds for over-collection, regardless of customer usage volumes. A MCBA similarly provides for recovery/refund for changes in water supply mix from amounts authorized by the CPUC. A general rate case is a year-long proceeding before the CPUC that involves a discovery phase led by the CPUC's Division of Ratepayer Advocates and customer intervenors that are assigned party status, settlement meetings, as well as possible evidentiary hearings. Parties to the proceeding filed opening briefs on July 20, 2012 and reply briefs on August 7, 2012. On September 26, 2012, San Jose Water Company filed a motion for interim rate relief so that if a decision was not reached by the end of 2012, San Jose Water Company would be allowed to adopt interim rates, effective January 1, 2013, until a decision is adopted. To date, a decision has not been adopted and interim rates are currently in effect. Interim rates were set equal to fiscal year-end 2012 rates. Any difference between interim rates and approved rates will be tracked in a memorandum account and will be submitted for recovery or refund in the Company's next general rate case. On January 29, 2013, the administrative law judge issued a notice to reopen the record for the limited purpose of receiving and evaluating new information related to security and safety issues. On the same day, San Jose Water Company filed a motion to move the security and safety consideration to a second phase of the general rate case, which would provide for a more prompt resolution to the issues regarding revenue requirement. A pre-hearing conference regarding this matter was held on February 19, 2013, but an administrative law judge ruling regarding the bifurcation and scheduling related to the security and safety issues was not issued.

On August 27, 2010, CLWSC filed a rate case with the TCEQ. The filing contained a request for an immediate increase in revenue of 38% and a total increase of 71%. The new rates (38%) became effective on October 27, 2010, and prior to approval by the TCEQ, is subject to adjustment and refund. The Company has recognized the increase in accordance with ASC Topic 980 which provides that a regulated entity is permitted to bill requested rate increases before the regulator has ruled on the request. If information becomes available that indicates it is probable that any of the 38% rate increase will need to be refunded and the amount of refund can be reasonably estimated, a loss contingency shall be accrued. CLWSC has determined that it is not probable any of the 38% rate increase will need to be refunded. CLWSC is also requesting the TCEQ for a rate base determination. A rate base determination entails verification of plant to be included in rate base by TCEQ staff. Evidentiary hearings on these matters were concluded in March and August of 2012, and a TCEQ decision is expected sometime in the first quarter of 2013.

**Income Taxes**

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the effect of temporary differences between financial and tax reporting. Deferred tax assets and liabilities are measured using current tax rates in effect. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

To the extent permitted by the CPUC, investment tax credits resulting from utility plant additions are deferred and amortized over the estimated useful lives of the related property.

**Advances for Construction and Contributions in Aid of Construction**

In California, advances for construction received after 1981 are refunded ratably over 40 years. Estimated refunds for the next five years and thereafter are shown below:

| | Estimated Refunds |
|---|---|
| 2013 | $ 2,326 |
| 2014 | 2,325 |
| 2015 | 2,326 |
| 2016 | 2,325 |
| 2017 | 2,326 |
| Thereafter | 56,649 |

Contributions in aid of construction represent funds received from developers that are not refundable under applicable regulations. Depreciation applicable to utility plant constructed with these contributions is charged to contributions in aid of construction.

Customer advances and contributions in aid of construction received subsequent to 1986 and prior to June 12, 1996 generally must be included in federal taxable income. Taxes paid relating to advances and contributions are recorded as deferred tax assets for financial reporting purposes and are amortized over 40 years for advances, and over the tax depreciable life of the related asset for contributions. Receipts subsequent to June 12, 1996 are generally exempt from federal taxable income, unless specifically prescribed under treasury regulations.

Advances and contributions received subsequent to 1991 and prior to 1997 are included in California state taxable income.

**Asset Retirement Obligation**

SJW Corp.'s asset retirement obligation is recorded as a liability included in other non-current liabilities. It reflects principally the retirement costs of wells and other anticipated clean-up costs, which by law, must be remediated upon retirement. Retirement costs have historically been recovered through rates at the time of retirement. As a result, the liability is offset by a regulatory asset. For the years ended December 31, 2012 and 2011, the asset retirement obligation is as follows:

| | 2012 | 2011 |
|---|---|---|
| Retirement obligation | $ 4,650 | 4,296 |
| Discount rate | 6% | 6% |
| Present value, recorded as a liability | 1,807 | 1,481 |
| Deferred tax | 1,242 | 1,019 |
| Regulatory asset | $ 3,049 | 2,500 |

**Revenue**

SJW Corp. recognizes its regulated and nonregulated revenue when services have been rendered, in accordance with ASC Topic 605.

Metered revenue of Water Utility Services includes billing to customers based on meter readings plus an estimate of water used between the customers' last meter reading and the end of the accounting period. Water Utility Services read the majority of its customers' meters on a bi-monthly basis and records its revenue based on its meter reading results. Unbilled revenue from the last meter reading date to the end of the accounting period is estimated based on the most recent usage patterns, production records and the effective tariff rates. Actual results could differ from those estimates, which may result in an adjustment to the operating revenue in the period which the revision to Water Utility Services' estimates are determined.

Revenues also include a surcharge collected from regulated customers that is paid to the CPUC. This surcharge is recorded both in operating revenues and administrative and general expenses. For the years ended December 31, 2012, 2011 and 2010, the surcharge was $3,862, $3,272 and $3,046, respectively.

Revenue from San Jose Water Company's nonregulated utility operations, maintenance agreements or antenna leases are recognized when services have been rendered. Nonregulated operating revenue in 2012, 2011 and 2010 includes $5,523, $4,935 and $4,646, respectively, from the operation of the City of Cupertino municipal water system. Revenue from SJW Land Company is recognized ratably over the term of the leases.

**Balancing and Memorandum Accounts**

For California, the CPUC has established a balancing account mechanism for the purpose of tracking the under-collection or over-collection associated with expense changes and the revenue authorized by the CPUC to offset those expense changes. The Company also maintains memorandum accounts to track revenue impacts due to catastrophic events, unforeseen water quality expenses related to new federal and state water quality standards, energy efficiency, cost of capital, the revenue requirement impact of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (if any), and other approved activities. As of December 31, 2012, the total balance in San Jose Water Company's balancing and memorandum accounts, including interest, was a net under-collection of $4,828.

Balancing and memorandum accounts are recognized in revenue by San Jose Water Company when it is probable that future recovery of previously incurred costs or future refunds that are to be credited to customers will occur through the ratemaking process. In assessing the probability criteria for balancing and memorandum accounts between rate cases, the Company considers evidence that may exist prior to CPUC authorization that would satisfy ASC Topic 980, subtopic 340-25 recognition criteria. Such evidence may include regulatory rules and decisions, past practices, and other facts and circumstances that would indicate that recovery or refund is probable. When such evidence provides sufficient support for balance recognition, the balances are recorded in the Company's financial statements.

The Company met the recognition requirements in ASC Topic 980, sub-topic 340-25 for certain of its balancing and memorandum accounts and recorded revenue and regulatory assets totaling $3,550 out of the $4,828 total net balance in the fourth quarter of 2012.

**Share-Based Payment**

SJW Corp. utilizes the Black-Scholes option-pricing model, which requires the use of subjective assumptions, to compute the fair value of options at the grant date, and the basis for the share-based compensation for financial reporting purposes. In addition, SJW Corp. estimates forfeitures for share-based awards that are not expected to vest.

SJW Corp. utilizes the Monte Carlo valuation model, which requires the use of subjective assumptions, to compute the fair value of market performance-vesting restricted stock units.

The compensation cost charged to income is recognized on a straight-line basis over the requisite service period, which is the vesting period.

**Maintenance Expense**

Planned major maintenance projects are charged to expense as incurred. SJW Corp. does not accrue maintenance costs prior to periods in which they are incurred.

**Earnings per Share**

Basic earnings per share is calculated using income available to common shareholders, divided by the weighted average number of shares outstanding during the year. The two-class method in computing basic earnings per share is not used because the number of participating securities as defined in FASB ASC Topic 260—"Earnings Per Share" is not significant. (The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security.) Diluted earnings per share is calculated using income available to common shareholders divided by the weighted average number of shares of common stock including both shares outstanding and shares potentially issuable in connection with stock options, deferred restricted common stock awards under SJW Corp.'s Long-Term Incentive Plan and shares potentially issuable under the Employee Stock Purchase Plan. Restricted common stock units and stock options of 6,557, 4,243 and 3,201 as of December 31, 2012, 2011 and 2010, respectively, were excluded from the dilutive earnings per share calculation as their effect would have been anti-dilutive.

## Note 2. Capitalization

SJW Corp. is authorized to issue 36,000,000 shares of common stock of $0.521 par value per share. At December 31, 2012 and 2011, 18,670,566 and 18,592,827, respectively, shares of common stock were issued and outstanding.

At December 31, 2012 and 2011, 176,407 shares of preferred stock of $25 par value per share were authorized and none were outstanding.

## Note 3. Lines of Credit

On March 1, 2012, SJW Corp., SJW Land Company and Wells Fargo Bank, National Association ("Wells Fargo") entered into a credit agreement which provides for an unsecured revolving credit facility in an aggregate amount of $15,000. This credit agreement expanded and replaced SJW Corp.'s and SJW Land Company's existing credit facility with Wells Fargo. In addition, San Jose Water Company and Wells Fargo entered into a credit agreement which provides for an unsecured revolving credit facility in an aggregate amount of $75,000. This credit agreement replaced San Jose Water Company's existing credit facility with Wells Fargo.

On January 11, 2013, SJW Corp., SJW Land Company, San Jose Water Company and Wells Fargo amended their respective credit agreements dated March 1, 2012, to clarify defined terms in the funded debt and interest coverage ratio covenants.

As of December 31, 2012, SJW Corp. and its subsidiaries had unsecured bank lines of credit, allowing aggregate short-term borrowings of up to $90,000. San Jose Water Company has issued two standby letters of credit with a commercial bank in the amount of $3,000 in support of its SDWSRF loans which were funded in 2005 and 2008. The letters of credit automatically renew for one year each December unless the issuing bank elects not to renew it, and the amount of coverage can be reduced as the loan principal balance decreases. As of December 31, 2012, $3,000 under the San Jose Water Company line of credit is set aside as security for its SDWSRF loans. The lines of credit bear interest at variable rates, and will expire on September 1, 2014. As of December 31, 2012 and 2011, SJW Corp. has an outstanding balance on the lines of credit of $15,300 and $0, respectively. Cost of borrowing on the lines of credit averaged 1.44% and 1.64% as of December 31, 2012 and 2011, respectively.

SJW Corp., on a consolidated basis, and San Jose Water Company have the following affirmative covenants on their unsecured bank lines of credit: (1) the funded debt cannot exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar-month period cannot be less than 175% of interest charges. As of December 31, 2012, SJW Corp. and San Jose Water Company, respectively, were in compliance with the unsecured bank line of credit affirmative covenants.

**Note 4. Long-Term Debt**

Long-term debt as of December 31 was as follows:

| Description | Due Date | 2012 | 2011 |
|---|---|---|---|
| Senior notes, San Jose Water Company: | | | |
| Series A 8.58% | 2022 | $ 20,000 | 20,000 |
| Series B 7.37% | 2024 | 30,000 | 30,000 |
| Series C 9.45% | 2020 | 10,000 | 10,000 |
| Series D 7.15% | 2026 | 15,000 | 15,000 |
| Series E 6.81% | 2028 | 15,000 | 15,000 |
| Series F 7.20% | 2031 | 20,000 | 20,000 |
| Series G 5.93% | 2033 | 20,000 | 20,000 |
| Series H 5.71% | 2037 | 20,000 | 20,000 |
| Series I 5.93% | 2037 | 20,000 | 20,000 |
| Series J 6.54% | 2024 | 10,000 | 10,000 |
| Series K 6.75% | 2039 | 20,000 | 20,000 |
| SJWTX, Inc. Series A 6.27% | 2036 | 15,000 | 15,000 |
| SJW Corp. Series A 4.35% | 2021 | 50,000 | 50,000 |
| Total senior notes | | $ 265,000 | 265,000 |
| Mortgage loans 5.61% - 6.09% | 2013 | 4,867 | 7,973 |
| | 2016 | 3,314 | 3,407 |
| | 2017 | 12,375 | 12,594 |
| 444 West Santa Clara Street, L.P. 5.68% (non-recourse to SJW Land Company) | 2021 | 3,153 | 3,248 |
| California Pollution Control Financing Authority Revenue Bonds 5.10%, San Jose Water Company | 2040 | 50,000 | 50,000 |
| SDWSRF loans 2.39% and 2.60%, San Jose Water Company | 2027 | 2,281 | 2,464 |
| Total debt | | $ 340,990 | 344,686 |
| Less: Current portion | | 5,392 | 838 |
| Total long-term debt, less current portion | | $ 335,598 | 343,848 |

Senior notes held by institutional investors are unsecured obligations of San Jose Water Company and SJWTX, Inc. and require interest-only payments until maturity. To minimize issuance costs, all of the companies' debt has historically been placed privately.

The senior note agreements of San Jose Water Company generally have terms and conditions that restrict the Company from issuing additional funded debt if: (1) the funded debt would exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar-month period would be less than 175% of interest charges. As of December 31, 2012, San Jose Water Company was not restricted from issuing future indebtedness as a result of these terms and conditions.

The senior note agreement of SJWTX, Inc. has terms and conditions that restrict SJWTX, Inc. from issuing additional funded debt if: (1) the funded debt would exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar month period would be less than 175% of interest charges. As of December 31, 2012, SJWTX, Inc. is in compliance with all terms and conditions. In addition, SJW Corp. is a guarantor of SJWTX, Inc.'s senior note which has terms and conditions that restrict SJW Corp. from issuing additional funded debt if: (1) the funded consolidated debt would exceed 66-2/3% of total capitalization, and (2) the minimum net worth of SJW Corp. becomes less than $125,000 plus 30% of Water Utility Services cumulative net income, since December 31, 2005. As of December 31, 2012, SJW Corp. is not restricted from issuing future indebtedness as a result of these terms and conditions.

The senior note agreement of SJW Corp. has terms and conditions that restrict SJW Corp. from issuing additional funded debt if: (1) the funded consolidated debt would exceed 66-2/3% of total capitalization, and (2) the minimum net worth of SJW Corp. becomes less than $175,000 plus 30% of Water Utility Services cumulative net income, since June 30, 2011. As of December 31, 2012, SJW Corp. was not restricted from issuing future indebtedness as a result of these terms and conditions.

The mortgage loans, which are the obligations of SJW Land Company, are due in 2013, 2016 and 2017. These loans amortize over 25 years, are secured by three leased properties and carry a fixed interest rate with 120 monthly principal and interest payments. The loan agreements generally restrict the Company from prepayment in the first three years and require submission of periodic financial reports as part of the loan covenants. An amortization schedule of the mortgage loans is as follows:

| | Amortization Schedule | | |
|---|---|---|---|
| **Year** | **Total Payment** | **Interest** | **Principal** |
| 2013 | 6,216 | 1,017 | 5,199 |
| 2014 | 1,229 | 877 | 352 |
| 2015 | 1,229 | 856 | 373 |
| 2016 | 4,034 | 762 | 3,272 |
| 2017 | 11,470 | 110 | 11,360 |

444 West Santa Clara Street, L.P., in which SJW Land Company owns a 70% limited partnership interest, has a mortgage loan in the outstanding amount of $3,153 as of December 31, 2012. The mortgage loan is due in 2021 and is amortized over 20 years with an interest rate of 5.68%. The mortgage loan is secured by the partnership's real property and is non-recourse to SJW Land Company. An amortization schedule of the mortgage loan with 444 West Santa Clara Street, L.P. is as follows:

| | Amortization Schedule | | |
|---|---|---|---|
| **Year** | **Total Payment** | **Interest** | **Principal** |
| 2013 | 276 | 176 | 100 |
| 2014 | 276 | 170 | 106 |
| 2015 | 275 | 163 | 112 |
| 2016 | 276 | 157 | 119 |
| 2017 | 276 | 150 | 126 |
| Thereafter | 3,038 | 448 | 2,590 |

San Jose Water Company has outstanding $50,000 in California Pollution Control Financing Authority revenue bonds as of December 31, 2012. The loan agreement for the revenue bonds contains affirmative and negative covenants customary for a loan agreement relating to revenue bonds, including, among other things, complying with certain disclosure obligations and covenants relating to the tax exempt status of the interest on the bonds and limitations and prohibitions relating to the transfer of the projects funded by the loan proceeds and the assignment of the loan agreement. As of December 31, 2012, San Jose Water Company was in compliance with all such covenants.

San Jose Water Company has two loans from the SDWSRF at a rate of 2.39% and 2.60%. The outstanding loan balances as of December 31, 2012 is $2,281. San Jose Water Company issued standby letters of credit with a commercial bank in the amount of $3,000 in support of these loans. The letters of credit automatically renew for one year each December unless the issuing bank elects not to renew it. The amount of coverage can be reduced as the principal balances decrease. An amortization schedule of the SDWSRF loans is as follows:

| | Amortization Schedule | | |
|---|---|---|---|
| Year | Total Payment | Interest | Principal |
| 2013 | 153 | 56 | 97 |
| 2014 | 196 | 53 | 143 |
| 2015 | 196 | 49 | 147 |
| 2016 | 195 | 45 | 150 |
| 2017 | 196 | 42 | 154 |
| Thereafter | 1,783 | 193 | 1,590 |

The fair value of long-term debt as of December 31, 2012 and 2011 was approximately $455,042 and $433,873, respectively, and was determined using a discounted cash flow analysis, based on the current rates for similar financial instruments of the same duration and creditworthiness of the Company. The fair value of long-term debt would be categorized as Level 2 of the fair value hierarchy.

## Note 5. Income Taxes

The components of income tax expense were:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Current: | | | |
| Federal | $ — | (4,894) | 3,738 |
| State | 3,305 | 3,002 | 4,925 |
| Deferred: | | | |
| Federal | 12,114 | 16,560 | 10,694 |
| State | 123 | (102) | (2,617) |
| | $ 15,542 | 14,566 | 16,740 |

The following table reconciles income tax expense to the amount computed by applying the federal statutory rate to income before income taxes of $37,860, $35,444 and $41,146 in 2012, 2011 and 2010:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| "Expected" federal income tax | $ 13,251 | 12,405 | 14,026 |
| Increase (decrease) in taxes attributable to: | | | |
| State taxes, net of federal income tax benefit | 2,108 | 1,934 | 2,397 |
| Dividend received deduction | (59) | (58) | (282) |
| Other items, net | 242 | 285 | 599 |
| | $ 15,542 | 14,566 | 16,740 |

The components of the net deferred tax liability as of December 31 was as follows:

| | | 2012 | 2011 |
|---|---|---|---|
| Deferred tax assets: | | | |
| Advances and contributions | $ | 15,214 | 14,954 |
| Unamortized investment tax credit | | 773 | 805 |
| Pensions and postretirement benefits | | 4,757 | 4,644 |
| California franchise tax | | 1,193 | 1,429 |
| Net operating loss | | 6,439 | 2,495 |
| Other | | 1,272 | 1,181 |
| Total deferred tax assets | $ | 29,648 | 25,508 |
| Deferred tax liabilities: | | | |
| Utility plant | $ | 110,983 | 96,349 |
| Pension and postretirement benefits | | 46,315 | 43,199 |
| Investment in stock | | 2,487 | 2,488 |
| Deferred gain and other-property related | | 14,440 | 15,287 |
| Debt reacquisition costs | | 545 | 595 |
| Other | | 2,457 | 1,131 |
| Total deferred tax liabilities | $ | 177,227 | 159,049 |
| Net deferred tax liabilities | $ | 147,579 | 133,541 |

Management evaluates the realizability of our deferred tax assets based on all available evidence, both positive and negative. The realization of deferred tax assets is dependent on our ability to generate sufficient future taxable income during periods in which the deferred tax assets are expected to reverse. Based on all available evidence, management believes it is more likely than not that SJW Corp. will realize the benefits of these deferred tax assets.

As of December 31, 2012, the Company has a federal net operating loss carry forward of $18,397, which will expire in fiscal year 2031.

The total amount of unrecognized tax benefits, before the impact of deductions for state taxes, excluding interest and penalties was $2,130 and $1,874 as of December 31, 2012 and 2011, respectively. The amount of tax benefits, net of any federal benefits for state taxes and inclusive of interest that would impact the effective rate, if recognized, is approximately $109 and $61 as of December 31, 2012 and 2011, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | | |
|---|---|---|
| Balance at December 31, 2011 | $ | 1,978 |
| Additions based on tax position related to the current year, including interest | | 546 |
| Reductions related to tax positions taken in a prior year, including interest | | (208) |
| Balance at December 31, 2012 | $ | 2,316 |

SJW Corp.'s policy is to classify interest and penalties associated with unrecognized tax benefits, if any, in tax expense. Accrued interest expense, net of the benefit of tax deductions which would be available on the payment of such interest, is approximately $109 as of December 31, 2012. SJW Corp. has not accrued any penalties for unrecognized tax benefits.

SJW Corp. anticipates that its unrecognized tax benefits balance will be reduced by approximately $12 within the next 12 months following December 31, 2012 due to lapsing statutes of limitations. Through December 31, 2012, since the adoption of FASB ASC Topic 740—"Income Taxes", a cumulative reduction of $1,455 was recorded to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations.

The Company is currently undergoing an income tax examination by the Internal Revenue Service for its fiscal years 2008, 2009, 2010 and 2011. While management believes that the Company has adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than the Company's current position. Accordingly, the Company's provisions on federal tax related matters to be recorded in the future may change as revised estimates are made or the underlying matters are settled or otherwise resolved. The Company does not expect its unrecognized tax benefits to change materially over the next 12 months.

SJW Corp. files U.S. federal income tax returns and income tax returns in various states. The open tax years for the jurisdictions in which SJW Corp. files are as follows:

| Jurisdiction | Years Open |
|---|---|
| Federal | 2008 - 2011 |
| California | 2008 - 2011 |
| Arizona | 2008 - 2011 |
| Connecticut | 2009 - 2011 |
| Florida | 2009 - 2011 |
| Tennessee | 2009 - 2011 |
| Texas | 2008 - 2011 |

**Note 6. Intangible Assets**

Intangible assets consist of a concession fee paid to the City of Cupertino of $6,800 for operating the City of Cupertino municipal water system and other intangibles of $8,761. Other intangibles consists of $7,362 which was paid for service area and water rights related to our subsidiaries in Texas, $1,040 incurred in conjunction with Santa Clara Valley Water District water contracts related to the operation of San Jose Water Company and $359 in other miscellaneous intangibles. All intangible assets are recorded at cost and are amortized using the straight-line method over the legal or estimated economic life of the asset ranging from 5 to 70 years.

Amortization expense for the intangible assets was $340 for the years ended December 31, 2012 and 2011, and $335 for the year ended December 31, 2010. Amortization expense for 2013, 2014, 2015, 2016 and 2017 is anticipated to be $340 per year.

The costs of intangible assets as of December 31, 2012 and 2011 are as follows:

| | 2012 | 2011 |
|---|---|---|
| Concession fees | $ 6,800 | 6,800 |
| Other intangibles | 8,761 | 7,932 |
| Intangible assets | 15,561 | 14,732 |
| Less: Accumulated amortization | | |
| Concession fees | 4,148 | 3,876 |
| Other intangibles | 712 | 643 |
| Net intangible assets | $ 10,701 | 10,213 |

**Note 7. Commitments**

San Jose Water Company purchases water from SCVWD under terms of a master contract expiring in 2051. Delivery schedules for purchased water are based on a contract year beginning July 1, and are negotiated every three years under terms of the master contract with SCVWD. For the years ended December 31, 2012, 2011 and 2010, San Jose Water Company purchased from SCVWD 22,800 million gallons ($48,800), 21,900 million gallons ($43,500) and 21,200 million gallons ($40,300), respectively, of contract water. Based on current prices and estimated deliveries, San Jose Water Company is committed to purchase from SCVWD a minimum of 90% of the delivery schedule, or 20,800 million gallons ($46,000) of water at the current contract water rate of $2.2 per million gallons in the year ending December 31, 2013. Additionally, San Jose Water Company purchases non-contract water from SCVWD on an "as needed" basis if the water supply is available.

In 1997, San Jose Water Company entered into a 25-year contract agreement with the City of Cupertino to operate the City's municipal water system. San Jose Water Company paid a one-time, up-front concession fee of $6,800 to the City of Cupertino which is amortized over the contract term. Under the terms of the contract agreement, San Jose Water Company assumed responsibility for all maintenance, operating and capital costs, while receiving all payments for water service. Water service rates are subject to approval by the Cupertino City Council.

CLWSC has long-term contracts with the GBRA. The terms of the agreements expire in 2040, 2044 and 2050. The agreements, which are take-or-pay contracts, provide CLWSC with 6,700 acre-feet per year of water supply from Canyon Lake and other sources. The water rate may be adjusted by GBRA at any time, provided they give CLWSC a 60 day written notice on the proposed adjustment.

As of December 31, 2012, San Jose Water Company had 344 employees, of whom 107 were executive, administrative or supervisory personnel, and of whom 237 were members of unions. On November 23, 2010, San Jose Water Company reached a three-year collective bargaining agreement with the Utility Workers of America, representing the majority of all employees, and the International Union of Operating Engineers, representing certain employees in the engineering department, covering the period from January 1, 2011 through December 31, 2013. The agreements include a 2% wage increase in 2011, 2% in 2012 and 3% in 2013 for union workers as well as increases in medical co-pays and dental deductibles.

**Note 8. Contingencies**

SJW Corp. is subject to ordinary routine litigation incidental to its business. There are no pending legal proceedings to which SJW Corp. or any of its subsidiaries is a party, or to which any of its properties is the subject, that are expected to have a material effect on SJW Corp.'s business, financial position, results of operations or cash flows.

**Note 9. Partnership Interest**

In September 1999, SJW Land Company formed 444 West Santa Clara Street, L.P., a limited partnership, with a real estate development firm whereby SJW Land Company contributed real property in exchange for a 70% limited partnership interest. A commercial building was constructed on the partnership property and is leased to an unrelated international real estate firm under a long-term lease expiring in August 2019.

The consolidated financial statements of SJW Corp. at December 31, 2012 and 2011 include the operating results of 444 West Santa Clara Street, L.P. Intercompany balances and transactions have been eliminated. Results of operations and balances of the non-controlling interest are not material to the consolidated financial statements.

**Note 10. Benefit Plans**

**Pension Plans**

San Jose Water Company sponsors a noncontributory defined benefit pension plan (the "Pension Plan") for its eligible union and nonunion employees. Employees hired before March 31, 2008 are entitled to receive retirement benefits using a formula based on the employee's three highest years of compensation (whether or not consecutive). For employees hired on or after March 31, 2008, benefits are determined using a cash balance formula based upon compensation credits and interest credits for each employee.

The Pension Plan is administered by a committee that is composed of an equal number of Company and union representatives (the "Committee"). The Committee has retained an investment consultant, presently Wells Fargo Advisors Financial Network, LLC, to assist it with, among other things, asset allocation strategy, investment policy advice, performance monitoring, and manager due diligence. Investment decisions have been delegated by the Committee to investment managers. Investment guidelines provided in the Investment Policy Statement require that at least 25% of plan assets be invested in fixed income securities. As of December 31, 2012, the plan assets consist of approximately 45% bonds, 8% cash equivalents, and 47% equities. Furthermore, equities are to be diversified by industry groups and selected to achieve a balance of long-term growth and income combined with a goal of long-term preservation of capital. Except as provided for in the prospectus of any co-mingled investments, investment managers may not invest in commodities and futures contracts, private placements, options, letter stock, speculative securities, nor may they hold more than 5% of assets of any one private corporation. Except as provided for in the prospectus of any co-mingled investments, fixed income assets may only be invested in bonds, commercial paper, and money market funds with acceptable ratings by Moody's or Standard & Poor's as defined by the Investment Policy Statement. The investment manager performance is reviewed regularly by the investment consultant who provides quarterly reports to the Committee for review.

Plan assets are marked to market at each measurement date, resulting in unrealized actuarial gains or losses. Unrealized actuarial gains and losses on pension assets are amortized over the expected future working lifetime of participants of 12.45 years for actuarial expense calculation purposes. Market losses in 2011 increased pension expense by approximately $649 in 2012 and market gains in 2010 decreased pension expense by approximately $303 in 2011.

Since the Pension Plan's inception in 1984, the plan has achieved an 11.1% return on its investments while the applicable benchmark was 10.3% for the same period. The applicable benchmark is a weighted-average of returns for those benchmarks shown in the table below. For the 2012 fiscal year, the investment managers, following the required investment guidelines, achieved a 12.6% return on their investments, while the applicable benchmark was 11.5% for the same period.

Generally, it is expected of the investment managers that the performance of the assets held in the Pension Plan, computed on a total annual rate of return basis, should meet or exceed specific performance standards over a three-to-five-year period and/or full market cycle. These standards include a specific absolute and risk-adjusted performance standards over a three-to-five-year period and/or full market cycle.

San Jose Water Company calculates the market-related value of our defined benefit pension plan assets, which is defined under FASB ASC Topic 715—"Compensation—Retirement Benefits" as a balance used to calculate the expected return on plan assets, using fair value. Fair value for San Jose Water Company is based on quoted prices in active markets for identical assets and significant observable inputs.

San Jose Water Company has an Executive Supplemental Retirement Plan, which is a defined benefit plan under which San Jose Water Company will pay supplemental pension benefits to key executives in addition to the amounts received under the retirement plan. The annual cost of this plan has been included in the determination of the net periodic benefit cost shown below. The plan, which is unfunded, had a projected benefit obligation of $13,130 and $11,726 as of December 31, 2012 and 2011, respectively, and net periodic pension cost of $1,386, $1,241 and $1,209 for 2012, 2011 and 2010, respectively.

**Other Postretirement Benefits**

In addition to providing pension and savings benefits, San Jose Water Company provides health care and life insurance benefits for retired employees. The plan is a flat dollar plan which is unaffected by variations in health care costs.

**Flexible Spending Plan**

Effective February 1, 2004, San Jose Water Company established a Flexible Spending Account for its employees for the purpose of providing eligible employees with the opportunity to choose from among the fringe benefits available under the plan. The flexible spending plan is intended to qualify as a cafeteria plan under the provisions of the Internal Revenue Code Section 125. The flexible spending plan allows employees to save pre-tax income in a Health Care Spending Account ("HCSA") and/or a Dependent Care Spending Account ("DCSA") to help defray the cost of out-of-pocket medical and dependent care expenses. The annual maximum limit under the HCSA and DCSA plans is $2.5 and $5, respectively.

**Medicare**

In December 2003, federal legislation was passed reforming Medicare and introducing the Medicare Part D prescription drug program. San Jose Water Company determined that the legislation had no impact on its postretirement benefit plan under ASC Topic 715. Because San Jose Water Company has a union contract with its employees whereby San Jose Water Company provides medical benefits at a fixed cost to its retirees, San Jose Water Company's medical costs for postretirement benefits is not affected by cost fluctuations resulting from the Medicare Part D prescription drug program.

**Deferral Plan**

San Jose Water Company sponsors a salary deferral plan that allows employees to defer and contribute a portion of their earnings to the plan. Contributions, not to exceed set limits, are matched by San Jose Water Company. San Jose Water Company contributions were $1,044, $1,001 and $962 in 2012, 2011 and 2010, respectively.

**Special Deferral Election Plan and Deferral Election Program**

SJW Corp. maintains a Special Deferral Election Plan allowing certain executives and a Deferral Election Program allowing non-employee directors to defer a portion of their earnings each year and to realize an investment return on those funds during the deferral period. Executives and non-employee directors have to make an election on the distribution and payment method of the deferrals before services are rendered. San Jose Water Company records the investment return on the deferred funds as compensation expense once the deferrals are made. Executives and non-employee directors had deferred $2,501, $2,306 and $2,103 to the plan as of December 31, 2012, 2011 and 2010, respectively. San Jose Water Company recorded an investment return of $88, $117 and $98 as of December 31, 2012, 2011 and 2010, respectively, on the deferred funds as compensation expense.

**Assumptions Utilized on Actuarial Calculations**

Net periodic cost for the defined benefit plans and other postretirement benefits was calculated using the following weighted-average assumptions:

| | Pension Benefits | | | | Other Benefits | | |
|---|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | | 2012 | 2011 | 2010 |
| | % | % | % | | % | % | % |
| Discount rate | 4.34 | 5.48 | 5.92/5.51 | * | 4.25 | 5.40 | 5.83 |
| Expected return on plan assets | 7.00 | 7.00 | 8.00/7.00 | * | 7.00 | 7.00 | 8.00 |
| Rate of compensation increase | 4.00 | 4.00 | 4.00 | | N/A | N/A | N/A |

* San Jose Water Company updated its expected return on plan assets assumption in November 2010 to reflect the approved redistribution of investments held between equity and fixed income securities in the plan asset portfolio. As a result, San Jose Water Company remeasured the plan assets and benefit obligation as of that date and the discount rate applied was updated accordingly.

The expected rate of return on plan assets was determined based on a review of historical returns, both for the Pension Plan and for medium- to large-sized defined benefit pension funds with similar asset allocations. This review generated separate expected returns for each asset class. These expected future returns were then blended based on the Pension Plan's target asset allocation.

Benefit obligations for the defined benefit plans and other postretirement benefits were calculated using the following weighted-average assumptions as of December 31:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| | % | % | % | % |
| Discount rate | 3.92 | 4.34 | 3.80 | 4.25 |
| Rate of compensation increase | 4.00 | 4.00 | N/A | N/A |

San Jose Water Company utilized each plan's projected benefit stream in conjunction with the Citigroup Pension Discount Curve in determining the discount rate used in calculating the pension and other postretirement benefits liabilities at the measurement date.

**Net Periodic Pension Costs**

Net periodic costs for the defined benefit plans and other postretirement benefits for the years ended December 31 was as follows:

| | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 | 2010 |
| Components of net periodic benefit cost | | | | | | |
| Service cost | $ 4,288 | 3,516 | 3,171 | $ 339 | 273 | 229 |
| Interest cost | 5,349 | 5,313 | 5,231 | 452 | 467 | 433 |
| Expected return on assets | (4,442) | (4,289) | (3,599) | (151) | (129) | (130) |
| Amortization of transition obligation | — | — | — | 1 | 57 | 57 |
| Amortization of prior service cost | 414 | 450 | 470 | 197 | 197 | 197 |
| Recognized actuarial loss | 3,857 | 2,147 | 2,129 | 195 | 96 | 48 |
| Net periodic benefit cost | $ 9,466 | 7,137 | 7,402 | $ 1,033 | 961 | 834 |

**Reconciliation of Funded Status**

For the defined benefit plans and other postretirement benefits, the benefit obligation is the projected benefit obligation and the accumulated benefit obligation, respectively. The actuarial present value of benefit obligations and the funded status of San Jose Water Company's defined benefit pension and other postretirement plans as of December 31 were as follows:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Change in benefit obligation | | | | |
| Benefit obligation at beginning of year | $ 123,904 | 102,783 | $ 10,796 | 8,731 |
| Service cost | 4,288 | 3,516 | 339 | 273 |
| Interest cost | 5,349 | 5,313 | 452 | 467 |
| Actuarial loss | 11,090 | 15,732 | 994 | 1,641 |
| Benefits paid | (3,632) | (3,440) | (338) | (316) |
| Benefit obligation at end of year | $ 140,999 | 123,904 | $ 12,243 | 10,796 |
| Change in plan assets | | | | |
| Fair value of assets at beginning of year | $ 62,763 | 58,761 | $ 2,321 | 1,993 |
| Actual return on plan assets | 6,645 | (27) | 838 | (20) |
| Employer contributions | 9,766 | 7,469 | 596 | 567 |
| Benefits paid | (3,632) | (3,440) | (277) | (219) |
| Fair value of plan assets at end of year | 75,542 | 62,763 | 3,478 | 2,321 |
| Funded status at end of year | $ (65,457) | (61,141) | $ (8,765) | (8,475) |

The amounts recognized on the balance sheet as of December 31 were as follows:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Current liabilities | $ 737 | 705 | $ 60 | 56 |
| Noncurrent liabilities | 64,720 | 60,436 | 8,705 | 8,419 |
| | $ 65,457 | 61,141 | $ 8,765 | 8,475 |

San Jose Water Company recorded a regulatory asset, including a gross-up for taxes, on the projected benefit obligation of the postretirement benefit plans as follows:

| | 2012 | 2011 |
|---|---|---|
| Funded status of obligation | $ 74,222 | 69,616 |
| Accrued benefit cost | (6,904) | (6,827) |
| Amount to be recovered in future rates | 67,318 | 62,789 |
| Tax gross-up | 46,315 | 43,199 |
| Regulatory asset | $ 113,633 | 105,988 |

The estimated amortization for the year ended December 31, 2013 is as follows:

| | Pension Benefits | Other Benefits |
|---|---|---|
| Amortization of prior service cost | $ 376 | 197 |
| Amortization of loss | 3,920 | 219 |
| Total | $ 4,296 | 416 |

**Plan Assets**

Plan assets for the years ended December 31 were as follows:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Fair value of assets at end of year: | | | | |
| Debt securities | $ 33,922 | 26,271 | $ 1,168 | 938 |
| | 45% | 42% | 33% | 40% |
| Equity securities | 35,352 | 32,653 | 1,522 | 921 |
| | 47% | 52% | 44% | 40% |
| Cash and equivalents | 6,268 | 3,839 | 788 | 462 |
| | 8% | 6% | 23% | 20% |
| Total | $ 75,542 | 62,763 | $ 3,478 | 2,321 |

The following tables summarize the fair values of plan assets by major categories as of December 31, 2012 and 2011:

| | | | Fair Value Measurements at December 31, 2012 | | |
|---|---|---|---|---|---|
| Asset Category | Benchmark | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Cash and cash equivalents | | $ 7,056 | $ 7,056 | $ — | $ — |
| Actively Managed (a): | | | | | |
| U.S. Large Cap Equity | Russell 1000, Russell 1000 Growth, Russell 1000 Value | 22,749 | 22,749 | — | — |
| U.S. Mid Cap Equity | Russell Mid Cap, Russell Mid Cap Growth, Russell Mid Cap Value | 3,989 | 3,989 | — | — |
| U.S. Small Cap Equity | Russell 2000, Russell 2000 Growth, Russell 2000 Value | 2,174 | 2,174 | — | — |
| Non-U.S. Large Cap Equity | MSCI EAFE | 4,169 | 4,169 | — | — |
| REIT | NAREIT—Equity REIT's | 3,792 | — | 3,792 | — |
| Fixed Income (b) | (b) | 35,091 | — | 35,091 | — |
| Total | | $ 79,020 | $ 40,137 | $ 38,883 | $ — |

The Plan has a current target allocation of 55% invested in a diversified array of equity securities to provide long-term capital appreciation and 45% invested in a diversified array of fixed income securities to provide preservation of capital plus generation of income.

(a) Actively managed portfolio of securities with the goal to exceed the stated benchmark performance.

(b) Actively managed portfolio of fixed income securities with the goal to exceed the Barclays 1-5 Year Government/Credit, Barclays Intermediate Government/Credit, and Merrill Lynch Preferred Stock Fixed Rate.

| Asset Category | Benchmark | Total | Fair Value Measurements at December 31, 2011<br>Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|---|
| Cash and cash equivalents | | $ 4,301 | $ 4,301 | $ — | $ — |
| Actively Managed (a): | | | | | |
| U.S. Large Cap Equity | Russell 1000 Growth | 3,716 | 3,716 | — | — |
| U.S. Small Mid Cap Equity | Russell 2500 | 1,814 | 1,814 | — | — |
| U.S. Small Cap Equity | Russell 2000 | 6,303 | 6,303 | — | — |
| Emerging Market Equity | MSCI Emerging Markets Net | 3,547 | 3,547 | — | — |
| Non-U.S. Large Cap Equity | MSCI EAFE Net | 4,271 | 4,271 | — | — |
| Passive Index Fund ETFs (b): | | | | | |
| U.S. Large Cap Equity | S&P 500/Russell 1000 Growth | 5,525 | 5,525 | — | — |
| U.S. Mid Cap Equity | Russell Mid Cap | 69 | 69 | — | — |
| U.S. Small Mid Cap Equity | Russell 2500 | 617 | 617 | — | — |
| U.S. Small Cap Equity | Russell 2000 | 143 | 143 | — | — |
| Non-U.S. Large Cap Equity | MSCI EAFE Net | 4,356 | 4,356 | — | — |
| REIT | Nareit—Equity REITS | 3,213 | — | 3,213 | — |
| Fixed Income (c) | (c) | 27,209 | — | 27,209 | — |
| Total | | $ 65,084 | $ 34,662 | $ 30,422 | $ — |

The Plan has a current target allocation of 55% invested in a diversified array of equity securities to provide long-term capital appreciation and 45% invested in a diversified array of fixed income securities to provide preservation of capital plus generation of income.

(a) Actively managed portfolio of securities with the goal to exceed the stated benchmark performance.

(b) Open-ended fund of securities with the goal to track the stated benchmark performance.

(c) Actively managed portfolio of fixed income securities with the goal to exceed the Barclays Capital Aggregate Bond, Barclays Capital 1-3 Year Government/Credit, and Merrill Lynch High Yield Master II performance.

In 2013, San Jose Water Company expects to make required and discretionary cash contributions of up to $10,300 to the pension plan and other post retirement benefit plan.

Benefits expected to be paid in the next five years and in the aggregate for the five years thereafter are:

| | Pension Plan | Other Postretirement Benefit Plan |
|---|---|---|
| 2013 | $ 4,523 | $ 416 |
| 2014 | 4,697 | 441 |
| 2015 | 4,914 | 475 |
| 2016 | 5,185 | 511 |
| 2017 | 5,458 | 544 |
| 2018 - 2022 | 31,438 | 3,193 |

## Note 11. Equity Plans

### Common Stock

SJW Corp. has a Long-Term Stock Incentive Plan (the "Plan"), which has 1,800,000 shares of common stock reserved for issuance. The Plan was initially adopted by the Board of Directors on March 6, 2002. The Plan was subsequently amended, and the amended and restated Plan was adopted by the Board on January 30, 2008 and became effective on April 30, 2008. The Plan allows SJW Corp. to provide employees, non-employee Board members or the board of directors of any parent or subsidiary, consultants, and other independent advisors who provide services to the Company or any parent or subsidiary the opportunity to acquire an equity interest in SJW Corp.

A participant in the Plan generally may not receive Plan awards covering an aggregate of more than 600,000 shares of common stock in any calendar year. Additionally, awards granted under the Plan may be conditioned upon the attainment of specified Company performance goals. The types of awards included in the Plan are restricted stock awards, restricted stock units, performance shares, or other share-based awards. The Board of Directors adopted an amended and restated Plan on January 30, 2013. Such amended and restated Plan will become effective upon shareholder approval. In addition, shares are issued to employees under the Employee Stock Purchase Plan ("ESPP"). SJW Corp. also has a Dividend Reinvestment and Stock Purchase Plan ("DRSPP") which allows eligible participants to buy shares and reinvest cash dividends in SJW Corp. common stock.

As of December 31, 2012, 2011 and 2010, 287,534, 235,473 and 213,207 shares have been issued pursuant to the Plan, and 327,093, 363,700 and 378,903 shares are issuable upon the exercise of outstanding options, restricted stock units, and deferred restricted stock units for the years ended 2012, 2011 and 2010, respectively. The remaining shares available for issuance under the Plan are 1,185,373, 1,200,827 and 1,207,890 for the years ended 2012, 2011 and 2010, respectively. The compensation costs charged to income is recognized on a straight-line basis over the requisite service period. A summary of compensation costs charged to income, proceeds from the exercise of stock options and similar instruments and the tax benefit realized from stock options and similar instruments exercised, that are recorded to additional paid-in capital and common stock, by award type, are presented below for the years ended December 31:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Compensation costs charged to income: | | | |
| ESPP | $ 104 | 92 | 90 |
| Restricted stock and deferred restricted stock | 460 | 559 | 722 |
| Total compensation costs charged to income | $ 564 | 651 | 812 |
| Proceeds from the exercise of stock options and similar instruments: | | | |
| Stock options | $ 318 | — | 180 |
| ESPP | 588 | 525 | 512 |
| DRSPP | 83 | 39 | — |
| Total proceeds from the exercise of stock options and similar instruments | $ 989 | 564 | 692 |
| Excess tax benefits realized from share options exercised and stock issuance: | | | |
| Stock options | $ 61 | — | 41 |
| Restricted stock and deferred restricted stock | 36 | 7 | — |
| Total excess tax benefits realized from share options exercised and stock issuance | $ 97 | 7 | 41 |

**Stock Options**

SJW Corp. applies FASB ASC Topic 718—"Compensation—Stock Compensation," for all existing and new share-based compensation plans. To estimate the fair value of options at grant date as the basis for the share-based compensation awards, SJW Corp. utilizes the Black-Scholes option-pricing model, which requires the use of subjective assumptions. Further, as required under ASC Topic 718, SJW Corp. estimates forfeitures for the share-based awards that are not expected to vest. Changes in these inputs and assumptions can affect the measure of estimated fair value of our share based compensation and the amount and timing of expense recognition.

Awards in the form of stock options under the Plan allow executives to purchase common shares at a specified price. Options are granted at an exercise price that is not less than the per share market price on the date of the grant. Options vest at a 25% rate on each annual date over four years and have a contractual term of 10 years.

As of December 31, 2012, all outstanding options were fully vested. A summary of SJW Corp.'s stock option awards as of December 31, 2012, and changes during the year ended December 31, 2012, is presented below:

| | Shares | | Weighted-Average Exercise Price | Weighted Average Remaining Life in Years | | Aggregate Intrinsic Value |
|---|---|---|---|---|---|---|
| Outstanding as of January 1, 2012 | 85,526 | $ | 18.24 | 2.73 | $ | 518 |
| Granted | — | | — | — | | — |
| Exercised | (20,982) | | 15.18 | — | | 210 |
| Forfeited or expired | — | | — | — | | — |
| Outstanding as of December 31, 2012 | 64,544 | $ | 19.24 | 1.92 | $ | 490 |
| Options exercisable at December 31, 2012 | 64,544 | $ | 19.24 | 1.92 | $ | 490 |

The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010, was $210, $0, and $133, respectively.

As of December 31, 2012, there are no unrecognized compensation costs related to stock options.

**Restricted Stock and Deferred Restricted Stock**

Under SJW Corp.'s Amended and Restated Deferred Restricted Stock Program (the "Deferred Restricted Stock Program"), SJW Corp. granted deferred restricted stock units to non-employee Board members. This program was amended effective January 1, 2008. As a result of that amendment, no new awards of deferred restricted stock units will be made under the Deferred Restricted Stock Program with respect to Board service after December 31, 2007.

A summary of SJW Corp.'s restricted and deferred restricted stock awards as of December 31, 2012, and changes during the year ended December 31, 2012, is presented below:

| | Units | | Weighted Average Grant-Date Fair Value |
|---|---|---|---|
| Outstanding as of January 1, 2012 | 247,917 | $ | 16.04 |
| Issued | 21,991 | $ | 21.74 |
| Exercised | (28,888) | $ | 20.90 |
| Forfeited or expired | (11,998) | $ | 17.32 |
| Outstanding as of December 31, 2012 | 229,022 | $ | 16.65 |
| Shares vested as of December 31, 2012 | 152,814 | $ | 17.12 |

A summary of the status of SJW Corp.'s nonvested restricted and deferred restricted stock awards as of December 31, 2012, and changes during the year ended December 31, 2012, is presented below:

| | Units | | Weighted Grant-Date Fair Value |
|---|---|---|---|
| Nonvested as of January 1, 2012 | 85,268 | $ | 15.95 |
| Granted | 21,991 | $ | 21.74 |
| Vested | (19,048) | $ | 23.76 |
| Forfeited | (11,998) | $ | 17.32 |
| Nonvested as of December 31, 2012 | 76,213 | $ | 15.45 |

As of December 31, 2012, the total unrecognized compensation costs related to restricted and deferred restricted stock plans amounted to $622. This cost is expected to be recognized over a weighted-average period of 1.39 years.

### Dividend Equivalent Rights

Under the Plan, certain holders of options, restricted stock and deferred restricted stock awards may have the right to receive dividend equivalent rights ("DERs") each time a dividend is paid on common stock after the grant date. Stock compensation on DERs is recognized as a liability and recorded against retained earnings on the date dividends are issued.

The Deferred Restricted Stock and Deferral Election Programs for non-employee Board members were amended effective January 1, 2008, to allow the DERs' with respect to the deferred shares to remain in effect only through December 31, 2017. Accordingly, the last DERs' conversion into deferred restricted stock units will occur on the first business day in January 2018. Previously, no such time limitation was placed in the Deferred Restricted Stock and Deferral Election Program.

As of December 31, 2012, 2011 and 2010, a cumulative of 56,349, 50,888 and 45,731 dividend equivalent rights were converted, since inception, to deferred restricted stock awards, respectively. For the years ended December 31, 2012, 2011 and 2010, $128, $129 and $123 related to dividend equivalent rights were recorded against retained earnings and were accrued as a liability.

### Employee Stock Purchase Plan

The ESPP allows eligible employees to purchase shares of SJW Corp.'s common stock at 85% of the fair value of shares on the purchase date. Under the ESPP, employees can designate up to a maximum of 10% of their base compensation for the purchase of shares of common stock, subject to certain restrictions. A total of 270,400 shares of common stock have been reserved for issuance under the ESPP.

Since its inception, there have been thirteen purchase intervals. As of December 31, 2012, 2011 and 2010, a total of 29,468, 25,712 and 25,860 shares, respectively, have been issued under the ESPP. The ESPP has no look-back provisions. As of December 31, 2012, 2011 and 2010, cash received from employees towards the ESPP amounted to $627, $548 and $512, respectively.

After considering estimated employee terminations or withdrawals from the plan before the purchase date, for the years ended December 31, 2012, 2011 and 2010, SJW Corp.'s recorded expenses were $110, $96 and $90 related to the ESPP.

The total unrecognized compensation costs related to the semi-annual offering period that ends January 31, 2013 for the ESPP is approximately $52. This cost is expected to be recognized during the first quarter of 2013.

### Dividend Reinvestment and Stock Purchase Plan

SJW Corp. adopted the DRSPP effective April 19, 2011. The DRSPP offers shareholders the ability to reinvest cash dividends in SJW Corp. common stock and also purchase additional shares of SJW Corp. common stock. A total of 3,000,000 shares of common stock have been reserved for issuance under the DRSPP. For the years ended December 31, 2012 and 2011, 3,487 and 1,679 shares, respectively, have been issued under the DRSPP.

## Note 12. Segment and Nonregulated Businesses Reporting

SJW Corp. is a holding company with four subsidiaries: (i) San Jose Water Company, a water utility operation with both regulated and nonregulated businesses, (ii) SJW Land Company and its consolidated variable interest entity, 444 West Santa Clara Street, L.P., operate commercial building rentals, (iii) SJWTX, Inc. which is doing business as Canyon Lake Water Service Company, a regulated water utility located in Canyon Lake, Texas, and its consolidated nonregulated variable interest entity, Acequia Water Supply Corporation, and (iv) Texas Water Alliance Limited, a nonregulated water utility operation which is undertaking activities that are necessary to develop a water supply project in Texas. In accordance with FASB ASC Topic 280 —"Segment Reporting," SJW Corp. has determined that it has two reportable business segments. The first segment is that of providing water utility and utility-related services to its customers through SJW Corp.'s subsidiaries, San Jose Water Company, Canyon Lake Water Service Company and Texas Water Alliance, together referred to as "Water Utility Services". The second segment is property management and investment activity conducted by SJW Land Company, referred to as "Real Estate Services."

SJW Corp.'s reportable segments have been determined based on information used by the chief operating decision maker. SJW Corp.'s chief operating decision maker is its President and Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis that is accompanied by disaggregated information about operating revenue, net income and total assets, by subsidiaries.

The tables below set forth information relating to SJW Corp.'s reportable segments and distribution of regulated and nonregulated business activities within the reportable segments. Certain allocated assets, revenue and expenses have been included in the reportable segment amounts. Other business activity of SJW Corp. not included in the reportable segments is included in the "All Other" category.

| | For year ended December 31, 2012 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Water Utility Services | | Real Estate Services | All Other (1) | SJW Corp. | | |
| | Regulated | Non regulated | Non regulated | Non regulated | Regulated | Non regulated | Total |
| Operating revenue | 251,032 | 5,523 | 4,992 | — | 251,032 | 10,515 | 261,547 |
| Operating expense | 197,893 | 4,043 | 3,379 | 935 | 197,893 | 8,357 | 206,250 |
| Operating income (loss) | 53,139 | 1,480 | 1,613 | (935) | 53,139 | 2,158 | 55,297 |
| Net income (loss) | 22,811 | 707 | 244 | (1,444) | 22,811 | (493) | 22,318 |
| Depreciation and amortization | 31,085 | 360 | 1,653 | — | 31,085 | 2,013 | 33,098 |
| Senior note, mortgage and other interest expense | 16,499 | — | 1,511 | 2,175 | 16,499 | 3,686 | 20,185 |
| Income tax expense (benefit) in net income | 15,678 | 581 | 374 | (1,091) | 15,678 | (136) | 15,542 |
| Assets | 991,866 | 13,245 | 74,903 | 7,485 | 991,866 | 95,633 | 1,087,499 |

| | For year ended December 31, 2011 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Water Utility Services | | Real Estate Services | All Other (1) | SJW Corp. | | |
| | Regulated | Non regulated | Non regulated | Non regulated | Regulated | Non regulated | Total |
| Operating revenue | 229,411 | 4,935 | 4,609 | — | 229,411 | 9,544 | 238,955 |
| Operating expense | 175,812 | 3,481 | 3,240 | 2,031 | 175,812 | 8,752 | 184,564 |
| Operating income (loss) | 53,599 | 1,454 | 1,369 | (2,031) | 53,599 | 792 | 54,391 |
| Net income (loss) | 21,970 | 765 | (407) | (1,450) | 21,970 | (1,092) | 20,878 |
| Depreciation and amortization | 29,136 | 360 | 1,697 | — | 29,136 | 2,057 | 31,193 |
| Senior note, mortgage and other interest expense | 16,741 | — | 1,833 | 1,101 | 16,741 | 2,934 | 19,675 |
| Income tax expense (benefit) in net income | 15,387 | 571 | (296) | (1,096) | 15,387 | (821) | 14,566 |
| Assets | 917,580 | 11,668 | 80,097 | 29,465 | 917,580 | 121,230 | 1,038,810 |

| | For year ended December 31, 2010 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Water Utility Services | | Real Estate Services | All Other (1) | SJW Corp. | | |
| | Regulated | Non regulated | Non regulated | Non regulated | Regulated | Non regulated | Total |
| Operating revenue | 207,432 | 4,646 | 3,560 | — | 207,432 | 8,206 | 215,638 |
| Operating expense | 164,976 | 3,139 | 6,858 | 2,590 | 164,976 | 12,587 | 177,563 |
| Operating income (loss) | 42,456 | 1,507 | (3,298) | (2,590) | 42,456 | (4,381) | 38,075 |
| Net income (loss) | 16,818 | 846 | (3,166) | 9,908 | 16,818 | 7,588 | 24,406 |
| Depreciation and amortization | 26,319 | 347 | 1,665 | — | 26,319 | 2,012 | 28,331 |
| Senior note, mortgage and other interest expense | 15,917 | — | 1,760 | 6 | 15,917 | 1,766 | 17,683 |
| Income tax expense (benefit) in net income | 11,496 | 600 | (2,176) | 6,820 | 11,496 | 5,244 | 16,740 |
| Assets | 844,364 | 9,849 | 81,361 | (212) | 844,364 | 90,998 | 935,362 |

(1) The "All Other" category is SJW Corp., on a stand-alone basis.

**Note 13. California Water Service Group Stock**

During the year ended December 31, 2010, SJW Corp. sold 907,392 shares of California Water Service Group for $33,938, before fees of $273. SJW Corp. recognized a gross gain on the sale of the stock of approximately $18,966, tax expense of approximately $7,776, for a net gain of $11,190. The unrealized holding gain associated with the shares sold, that was reclassified out of accumulated other comprehensive income was $10,784 and was based on the fair value of the stock as of June 30, 2010 and September 30, 2010. No sales of California Water Service Group stock occurred during the same period in 2012 or 2011.

SJW Corp. classifies its remaining investment in California Water Service Group as available-for-sale. The stock is carried at the quoted market price with the changes in unrealized gain or loss reported, net of tax, as a component of other comprehensive income. As of December 31, 2012, SJW Corp. held 385,120 shares of California Water Service Group. The following table summarizes the fair value of the Company's investment in California Water Service Group as of December 31, 2012 and 2011:

| | Balance as of December 31, 2012 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Assets: | | | | |
| Investment in California Water Service Group... | $ 7,067 | $ 7,067 | — | — |

| | Balance as of December 31, 2011 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Assets: | | | | |
| Investment in California Water Service Group... | $ 7,032 | $ 7,032 | — | — |

**Note 14. Unaudited Quarterly Financial Data**

Summarized quarterly financial data is as follows:

| | 2012 Quarter Ended | | | |
|---|---|---|---|---|
| | March | June | September | December (1) |
| Operating revenue | $ 51,149 | 65,575 | 82,374 | 62,449 |
| Operating income | 6,725 | 13,585 | 20,877 | 14,110 |
| Net income | 1,109 | 5,201 | 10,084 | 5,924 |
| Comprehensive income | 1,098 | 5,260 | 10,125 | 5,871 |
| Earnings per share: | | | | |
| —Basic | 0.06 | 0.28 | 0.54 | 0.32 |
| —Diluted | 0.06 | 0.28 | 0.53 | 0.31 |
| Market price range of stock: | | | | |
| —High | 24.91 | 24.34 | 25.64 | 26.62 |
| —Low | 22.96 | 22.81 | 22.95 | 22.69 |
| Dividend per share | 0.18 | 0.18 | 0.18 | 0.18 |

| | 2011 Quarter Ended | | | |
|---|---|---|---|---|
| | March | June | September | December (1) |
| Operating revenue | $ 43,696 | 59,007 | 73,914 | 62,338 |
| Operating income | 5,601 | 13,784 | 18,486 | 16,520 |
| Net income | 610 | 5,451 | 8,215 | 6,602 |
| Comprehensive income | 599 | 5,479 | 7,988 | 6,727 |
| Earnings per share: | | | | |
| —Basic | 0.03 | 0.29 | 0.44 | 0.36 |
| —Diluted | 0.03 | 0.29 | 0.44 | 0.35 |
| Market price range of stock: | | | | |
| —High | 26.40 | 24.24 | 24.80 | 24.93 |
| —Low | 22.48 | 21.99 | 21.16 | 21.10 |
| Dividend per share | 0.17 | 0.17 | 0.17 | 0.17 |

(1) During the quarter ended December 31, 2012, the Company recorded revenues of $3,550 related to the recognition of certain San Jose Water Company balancing and memorandum accounts as the Company concluded that it was probable that these amounts would be collected. Of this amount, $240 represents a net over-collection of revenues generated during the quarter ended December 31, 2012 and $3,790 represents a net-under-collection of revenues which should have been recognized as revenue during the quarter ended September 30, 2012. See Note 1 of the Notes to the Consolidated Financial Statements for further discussion on balancing and memorandum accounts. During the quarter ended December 31, 2011, the Company recorded revenues of $5,740 related to the recognition of San Jose Water Company's MCRAM which was authorized for recovery by the CPUC on December 27, 2011.

**SJW CORP.**

**FINANCIAL STATEMENT SCHEDULE**

**Schedule II**

**VALUATION AND QUALIFYING ACCOUNTS AND RESERVES**

**Years ended December 31, 2012, 2011 and 2010**

**(in thousands)**

| Description | 2012 | 2011 | 2010 |
|---|---|---|---|
| Allowance for doubtful accounts: | | | |
| Balance, beginning of period | $ 225 | 235 | 285 |
| Charged to expense | 449 | 327 | 301 |
| Accounts written off | (526) | (422) | (472) |
| Recoveries of accounts written off | 77 | 85 | 121 |
| Balance, end of period | $ 225 | 225 | 235 |
| Reserve for litigation and claims: | | | |
| Balance, beginning of period | $ 240 | 449 | 417 |
| Charged to expense | 118 | 121 | 538 |
| Revision to accrual, due to settlements | (38) | (182) | (245) |
| Payments | (39) | (148) | (261) |
| Balance, end of period | $ 281 | 240 | 449 |

**Item 9.** ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

**Item 9A.** ***Controls and Procedures***

**Evaluation of Disclosure Control and Procedures**

SJW Corp.'s management, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of SJW Corp.'s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, the "Exchange Act"), as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that SJW Corp.'s disclosure controls and procedures as of the end of the period covered by this report have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by SJW Corp. in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. SJW Corp. believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

**Management's Report on Internal Control over Financial Reporting**

SJW Corp.'s management is responsible for establishing and maintaining an adequate internal control structure over financial reporting and for an assessment of the effectiveness of internal control over financial reporting, as such items are defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act.

Management has utilized the criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of internal control over financial reporting.

SJW Corp.'s management has performed an assessment of the effectiveness of internal control over financial reporting as of December 31, 2012. Based on this assessment, management has concluded SJW Corp.'s internal control over financial reporting as of December 31, 2012 is effective.

KPMG LLP has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. Its report is included in Item 8 of this report.

**Changes in Internal Controls**

There has been no change in internal control over financial reporting during the fourth fiscal quarter of 2012 that has materially affected, or is reasonably likely to materially affect, the internal controls over financial reporting of SJW Corp.

**Item 9B.** ***Other Information***

None.

## PART III

**Item 10.** ***Directors, Executive Officers and Corporate Governance***

The information required by this item is contained in part under the caption "Officers of the Registrant" in Part I, Item 1, of this report, and in SJW Corp.'s Proxy Statement for its 2013 Annual Meeting of Shareholders to be held on April 24, 2013 (the "2013 Proxy Statement") under the captions "Proposal 1—Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference.

**Code of Ethics**

SJW Corp. has adopted a code of ethics that applies to SJW Corp.'s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. The text of the code of ethics is available, free of charge, at the Company's website at *http://www.sjwcorp.com*. SJW Corp. intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of its code of ethics by posting such information on its website.

**Corporate Governance Policies and Board Committee Charters**

The Corporate Governance Policies and the charters for the board committees—the Audit Committee, Executive Compensation Committee, Real Estate Committee, and Nominating & Governance Committee—are available at the Company's website at *http://www.sjwcorp.com*. Shareholders may also request a free hard copy of the Corporate Governance Policies and the charters from the following address and phone number:

SJW Corp.
110 West Taylor Street
San Jose, CA 95110
Attn: Corporate Secretary
Phone: 800-250-5147

**Item 11.** ***Executive Compensation***

The information required by this item is contained in the 2013 Proxy Statement under the captions "Compensation of Directors," "Executive Compensation and Related Information," "Compensation Committee Interlocks and Insider Participation," and "Committee Reports" and is incorporated herein by reference.

**Item 12.** ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item is contained in the 2013 Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance under Equity Compensation Plans" and is incorporated herein by reference.

**Item 13.** ***Certain Relationships and Related Transaction, and Director Independence***

The information required by this item is contained in the 2013 Proxy Statement under the caption "Certain Relationships and Related Transactions" and "Independent Directors" and is incorporated herein by reference.

**Item 14.** ***Principal Accountant Fees and Services***

The information required by this item is contained in the 2013 Proxy Statement under the caption "Principal Independent Accountants' Fees and Services" and is incorporated herein by reference.

## PART IV

**Item 15.** ***Exhibits and Financial Statement Schedules***



All other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

(a)(3) Exhibits required to be filed by Item 601 of Regulation S-K.

See Exhibit Index located immediately following this Item 15.

The exhibits filed herewith are attached hereto (except as noted) and those indicated on the Exhibit Index which are not filed herewith were previously filed with the Securities and Exchange Commission as indicated.

## EXHIBIT INDEX

| Exhibit No. | Description |
|---|---|
| 3.1 | Restated Articles of Incorporation of SJW Corp. Incorporated by reference to Exhibit 3.1 to Form 10-K for year ended December 31, 2001. |
| 3.2 | Certificate of Amendment of the Restated Articles of Incorporation of SJW Corp., as filed with the Secretary of State of the State of California on February 22, 2006. Incorporated by reference to Exhibit 3.1 to Form 8-K filed on February 27, 2006. |
| 3.3 | By-Laws of SJW Corp., as amended on July 28, 2010. Incorporated by reference to Exhibit 3.1 to Form 8-K filed on July 29, 2010. |
| 4 | Instruments Defining the Rights of Security Holders, including Indentures: No current issue of the registrant's long-term debt exceeds 10 percent of its total assets. SJW Corp. hereby agrees to furnish upon request to the Commission a copy of each instrument defining the rights of holders of unregistered senior and subordinated debt of the Company. |
| 4.1 | Indenture dated as of June 1, 2010 between San Jose Water Company and Wells Fargo Bank, National Association. Incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarter ended June 30, 2010. |
| 4.2 | 4.35% Senior Notes due June 30, 2021. SJW Corp. agrees to furnish a copy of such Senior Notes to the Commission upon request. |
| 10.1 | Water Supply Contract dated January 27, 1981, between San Jose Water Works and the Santa Clara Valley Water District, as amended. Incorporated by reference to Exhibit 10.1 to Form 10-K for the year ended December 31, 2001. |
| 10.2 | Limited Partnership Agreement of 444 West Santa Clara Street, L.P., entered into as of September 2, 1999, between SJW Land Company and Toeniskoetter & Breeding, Inc. Development. Incorporated by reference to Exhibit 10.18 to Form 10-Q for the quarter ended September 30, 1999. |
| 10.3 | Asset Purchase Agreement by and between SJWTX, Inc. to purchase the assets of Canyon Lake Water Supply Corporation, a Texas nonprofit water supply corporation, dated October 4, 2005. Incorporated by reference to Exhibit 10.1 to Form 10-Q for quarter ending September 30, 2005. |
| 10.4 | Grantor Trust Agreement by and between San Jose Water Company and Wells Fargo Bank, National Association dated November 2, 2012. (1) |
| 10.5 | Credit Agreement dated as of May 27, 2010 by and between SJW Corp., SJW Land Company and Wells Fargo Bank, National Association. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on May 28, 2010. |
| 10.6 | First Amendment to Credit Agreement by and between SJW Corp., SJW Land Company and Wells Fargo Bank, National Association dated December 16, 2010 and First Modification to Promissory Note dated December 16, 2010. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 17, 2010. |
| 10.7 | Second Amendment to Credit Agreement by and between SJW Corp., SJW Land Company and Wells Fargo Bank, National Association dated July 1, 2011 and Second Modification to Promissory Note dated July 1, 2011. Incorporated by reference as Exhibit 10.1 to Form 8-K filed on July 7, 2011. |
| 10.8 | Third Modification to Promissory Note dated August 1, 2011 by and between SJW Corp., SJW Land Company and Wells Fargo Bank, National Association. Incorporated by reference as Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2011. |
| 10.9 | Credit Agreement dated March 1, 2012 by and between SJW Corp., SJW Land Company and Wells Fargo Bank, National Association and Promissory Note dated March 1, 2012. Incorporated by reference as Exhibit 10.1 to Form 8-K filed on March 7, 2012. |
| 10.10 | First Amendment to Credit Agreement by and between SJW Corp., SJW Land Company and Wells Fargo Bank, National Association dated January 11, 2013. (1) |

| | |
|---|---|
| 10.11 | Credit Agreement dated as of May 27, 2010 by and between San Jose Water Company and Wells Fargo Bank, National Association. Incorporated by reference to Exhibit 10.2 to Form 8-K filed on May 28, 2010. |
| 10.12 | First Amendment to Credit Agreement by and between San Jose Water Company and Wells Fargo Bank, National Association dated December 16, 2010 and First Modification to Promissory Note dated December 16, 2010. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 17, 2010. |
| 10.13 | Second Amendment to Credit Agreement by and between San Jose Water Company and Wells Fargo Bank, National Association dated July 1, 2011 and Second Modification to Promissory Note dated July 1, 2011. Incorporated by reference as Exhibit 10.2 to Form 8-K filed on July 7, 2011. |
| 10.14 | Third Modification to Promissory Note dated July 27, 2011 by and between San Jose Water Company and Wells Fargo Bank, National Association. Incorporated by reference as Exhibit 10.4 to Form 10-Q for the quarter ended September 30, 2011. |
| 10.15 | Credit Agreement dated March 1, 2012 by and between San Jose Water Company and Wells Fargo Bank, National Association and Promissory Note dated March 1, 2012. Incorporated by reference as Exhibit 10.2 to Form 8-K filed on March 7, 2012. |
| 10.16 | First Amendment to Credit Agreement by and between San Jose Water Company and Wells Fargo Bank, National Association dated January 11, 2013. (1) |
| 10.17 | Loan Agreement dated as of June 1, 2010 between the California Pollution Control Financing Authority and San Jose Water Company. Incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2010. |
| 10.18 | Bond Purchase agreement dated June 9, 2010 among Goldman, Sachs & Co., the Treasurer of the State of California and the California Pollution Control Financing Authority and approved by San Jose Water Company. Incorporated by reference to Exhibit 10.4 to Form 10-Q for the quarter ended June 30, 2010. |
| 10.19 | Note Agreement between SJW Corp. and the Prudential Insurance Company of America, dated June 30, 2011. Incorporated by reference as Exhibit 10.3 to Form 8-K filed on July 7, 2011. |
| 10.20 | Form of Letter Amendment to SJW Corp. Director Pension Plan. Incorporated by reference as Exhibit 10.25 to Form 10-K for the year ended December 31, 2007. (2) |
| 10.21 | San Jose Water Company Executive Supplemental Retirement Plan, as amended and restated effective October 28, 2009. Incorporated by reference to Exhibit 10.5 to Form 10-K for the year ended December 31, 2009. (2) |
| 10.22 | Plan Amendment No. 1 to San Jose Water Company Executive Supplemental Retirement Plan as amended and restated effective October 28, 2009. Incorporated by reference as Exhibit 10.1 to Form 8-K filed on January 29, 2010. (2) |
| 10.23 | Amended and Restated Exhibit A to SJW Corp. Executive Supplemental Retirement Plan effective January 26, 2011. Incorporated by reference as Exhibit 10.3 to Form 10-Q for the quarter ended March 31, 2011. (2) |
| 10.24 | Plan Amendment to San Jose Water Company Executive Supplemental Retirement Plan effective January 1, 2011. Incorporated by reference as Exhibit 10.5 to Form 10-Q for the quarter ended September 30, 2011. (2) |
| 10.25 | San Jose Water Company Executive Supplemental Retirement Plan, as amended and restated effective January 1, 2012. Incorporated by reference as Exhibit 10.20 to Form 10-K for the year ended December 31, 2011. (2) |
| 10.26 | San Jose Water Company Cash Balance Executive Supplemental Retirement Plan as amended and restated effective January 1, 2012. Incorporated by reference as Exhibit 10.23 to Form 10-K for the year ended December 31, 2011. (2) |
| 10.27 | SJW Corp. Long-Term Incentive Plan, as amended and restated January 30, 2008. Incorporated by reference as Exhibit 10.1 to Form 8-K filed on May 1, 2008. (2) |

| | |
|---|---|
| 10.28 | Chief Executive Officer Employment Agreement amended and restated, effective January 1, 2008. Incorporated by reference to Exhibit 10.9 to Form 10-K for the year ended December 31, 2008. (2) |
| 10.29 | First Amendment, effective as of January 1, 2010, to the Chief Executive Officer Employment Agreement amended and restated effective January 1, 2008. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 18, 2009. (2) |
| 10.30 | Second Amendment dated January 26, 2010 to the Chief Executive Officer Employment Agreement amended and restated effective January 1, 2008. Incorporated by reference to Exhibit 10.11 to Form 10-K for the year ended December 31, 2009. (2) |
| 10.31 | Offer Letter to Mr. James P. Lynch dated September 22, 2010 and accepted September 27, 2010. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on October 1, 2010. (2) |
| 10.32 | Standard Form of Stock Option Agreement, as adopted by SJW Corp. Board of Directors on April 29, 2003. Incorporated by reference to Exhibit 10.22 to Form 10-Q for the quarter ended June 30, 2003. (2) |
| 10.33 | SJW Corp. Executive Officer Short-Term Incentive Plan, effective as of April 30, 2008. Incorporated by reference to Exhibit 10.2 to Form 8-K filed on May 1, 2008. (2) |
| 10.34 | SJW Corp. Executive Severance Plan, as amended and restated, effective January 1, 2010 and amended effective October 26, 2010. Incorporated by reference as Exhibit 10.23 to Form 10-K for the year ended December 31, 2010. (2) |
| 10.35 | San Jose Water Company Special Deferral Election Plan, as amended and restated, effective January 1, 2012. Incorporated by reference as Exhibit 10.33 to Form 10-K for the year ended December 31, 2011. (2) |
| 10.36 | San Jose Water Company Special Deferral Election Plan, as amended and restated, effective January 1, 2013. (1) (2) |
| 10.37 | SJW Corp. Amended and Restated Deferred Restricted Stock Program, effective January 1, 2008. Incorporated by reference as Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2008. (2) |
| 10.38 | SJW Corp. Deferral Election Program for Non-Employee Board Members, as amended and restated, effective January 1, 2008. Incorporated by reference as Exhibit 10.22 to Form 10-K for the year ended December 31, 2007. (2) |
| 10.39 | SJW Corp. Director Compensation and Expense Reimbursement Policies, amended and restated, effective as of July 29, 2009. Incorporated by reference as Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2009. (2) |
| 10.40 | Form of Stock Option Dividend Equivalent Rights Agreement, effective as of January 1, 2008. Incorporated by reference as Exhibit 10.18 to Form 10-K for the year ended December 31, 2008. (2) |
| 10.41 | Chief Operating Officer Stock Option Dividend Equivalent Rights Agreement, as amended and restated effective as of January 1, 2008. Incorporated by reference as Exhibit 10.19 to Form 10-K for the year ended December 31, 2008. (2) |
| 10.42 | Restricted Stock Unit Issuance Agreement, amended and restated, effective as of July 1, 2008. Incorporated by reference as Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2008. (2) |
| 10.43 | Deferred Restricted Stock Award Agreement, amended and restated, as of October 22, 2008. Incorporated by reference as Exhibit 10.21 to Form 10-K for the year ended December 31, 2008. (2) |
| 10.44 | Chief Executive Officer Restricted Stock Unit Issuance Agreement, amended and restated effective October 22, 2008. Incorporated by reference as Exhibit 10.22 to Form 10-K for the year ended December 31, 2008. (2) |

| | |
|---|---|
| 10.45 | Chief Executive Officer Restricted Stock Unit Issuance Agreement, amended and restated effective October 22, 2008. Incorporated by reference as Exhibit 10.23 to Form 10-K for the year ended December 31, 2008. (2) |
| 10.46 | Chief Executive Officer Restricted Stock Unit Issuance Agreement, amended and restated, effective October 22, 2008. Incorporated by reference as Exhibit 10.24 to Form 10-K for the year ended December 31, 2008. (2) |
| 10.47 | Chief Executive Officer Restricted Stock Unit Issuance Agreement, amended and restated effective October 22, 2008. Incorporated by reference as Exhibit 10.25 to Form 10-K for the year ended December 31, 2008. (2) |
| 10.48 | Chief Executive Officer Restricted Stock Unit Issuance Agreement, amended and restated, effective October 22, 2008. Incorporated by reference as Exhibit 10.26 to Form 10-K for the year ended December 31, 2008. (2) |
| 10.49 | Chief Executive Officer Restricted Stock Unit Issuance Agreement, amended and restated, effective October 22, 2008. Incorporated by reference as Exhibit 10.27 to Form 10-K for the year ended December 31, 2008. (2) |
| 10.50 | Form of Chief Executive Officer Restricted Stock Unit Issuance Agreement. Incorporated by reference as Exhibit 10.30 to Form 10-K for the year ended December 31, 2009. (2) |
| 10.51 | Form of Chief Executive Officer Restricted Stock Unit Issuance Agreement. Incorporated by reference as Exhibit 10.31 to Form 10-K for the year ended December 31, 2009. (2) |
| 10.52 | Form of Chief Executive Officer Restricted Stock Unit Issuance Agreement. Incorporated by reference as Exhibit 10.49 to Form 10-K for the year ended December 31, 2011. (2) |
| 10.53 | Form of Restricted Stock Unit Issuance Agreement Award, amended and restated, effective October 22, 2008. Incorporated by reference as Exhibit 10.28 to Form 10-K for the year ended December 31, 2008. (2) |
| 10.54 | Form of Restricted Stock Unit Issuance Agreement, amended and restated, effective October 22, 2008. Incorporated by reference as Exhibit 10.29 to Form 10-K for the year ended December 31, 2008. (2) |
| 10.55 | Form of Restricted Stock Unit Issuance Agreement. Incorporated by reference as Exhibit 10.34 to Form 10-K for the year ended December 31, 2009. (2) |
| 10.56 | Form of Restricted Stock Unit Issuance Agreement. Incorporated by reference as Exhibit 10.53 to Form 10-K for the year ended December 31, 2011. (2) |
| 10.57 | Performance Goals for the Chief Executive Officer 2009 Fiscal Year Bonus. Incorporated by reference as Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2009. (2) |
| 10.58 | Performance Goals for the Chief Executive Officer 2010 Fiscal Year Bonus. Incorporated by reference as Exhibit 10.36 to Form 10-K for the year ended December 31, 2009. (2) |
| 10.59 | Performance Goals for the Chief Executive Officer 2011 Fiscal Year Bonus. Incorporated by reference as Exhibit 10.45 to Form 10-K for the year ended December 31, 2010. (2) |
| 10.60 | Performance Goals for the Chief Executive Officer 2012 Fiscal Year Bonus. Incorporated by reference as Exhibit 10.57 to Form 10-K for the year ended December 31, 2011. (2) |
| 10.61 | Performance Goals for the Chief Executive Officer 2013 Fiscal Year Bonus. (1) (2) |
| 10.62 | Form of Indemnification Agreement between SJW Corp. and officers. Incorporated by reference as Exhibit 10.37 to Form 10-K for the year ended December 31, 2009. (2) |
| 10.63 | Form of Indemnification Agreement between SJW Corp. and Board members. Incorporated by reference as Exhibit 10.38 to Form 10-K for the year ended December 31, 2009. (2) |
| 10.64 | Form of Separation Agreement and Release by and between Angela Yip and San Jose Water Company. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 10, 2010. (2) |

| | |
|---|---|
| 10.65 | Form of Separation Agreement and Release dated September 30, 2010 by and between David A. Green and San Jose Water Company. Incorporated by reference as Exhibit 10.49 to Form 10-K for the year ended December 31, 2010. (2) |
| 10.66 | Separation Agreement and Release by and between George J. Belhumeur and San Jose Water Company, dated as of May 25, 2012. Incorporated by reference as Exhibit 10.1 to Form 10-Q for period ended June 30, 2012. (2) |
| 21.1 | Subsidiaries of SJW Corp. filed as Exhibit 21.1 to Form 10-K for the year ended December 31, 2009. |
| 23 | Consent of Independent Registered Public Accounting Firm. (1) |
| 31.1 | Certification Pursuant to Rule 13a-14(a)/15d-14(a) by President and Chief Executive Officer. (1) |
| 31.2 | Certification Pursuant to Rule 13a-14(a)/15d-14(a) by Chief Financial Officer and Treasurer. (1) |
| 32.1 | Certification Pursuant to 18 U.S.C. Section 1350 by President and Chief Executive Officer, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1) |
| 32.2 | Certification Pursuant to 18 U.S.C. Section 1350 by Chief Financial Officer and Treasurer, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1) |

(1) Filed currently herewith.

(2) Management contract or compensatory plan or agreement.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SJW CORP.

Date: February 28, 2013

By /s/ W. Richard Roth

W. RICHARD ROTH,
President, Chief Executive Officer
and Chairman of the Board of Directors
(Principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 28, 2013

By /s/ W. Richard Roth

W. RICHARD ROTH,
President, Chief Executive Officer
and Chairman of the Board of Directors
(Principal executive officer)

Date: February 28, 2013

By /s/ James P. Lynch

JAMES P. LYNCH,
Chief Financial Officer and Treasurer
(Principal financial officer)

Date: February 28, 2013

By /s/ Wendy Avila-Walker

WENDY AVILA-WALKER,
Controller
(Principal accounting officer)

Date: February 28, 2013

By /s/ Katharine Armstrong

KATHARINE ARMSTRONG,
Member, Board of Directors

Date: February 28, 2013

By /s/ Walter J. Bishop

WALTER J. BISHOP,
Member, Board of Directors

Date: February 28, 2013

By /s/ Mark L. Cali

MARK L. CALI,
Member, Board of Directors

Date: February 28, 2013

By /s/ Douglas R. King

DOUGLAS R. KING,
Member, Board of Directors

Date: February 28, 2013

By /s/ Ronald B. Moskovitz

RONALD B. MOSKOVITZ,
Member, Board of Directors

Date: February 28, 2013

By /s/ George E. Moss

GEORGE E. MOSS,
Member, Board of Directors

Date: February 28, 2013

By /s/ Robert A. Van Valer

ROBERT A. VAN VALER,
Member, Board of Directors

**Exhibit 23**

## Consent of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors

SJW Corp.:

We consent to the incorporation by reference in the registration statements (Nos. 333-105010 and 333-127383) on Form S-8 and in the registration statements (No. 333-172048 and 333-184984) on Form S-3 of SJW Corp. of our report dated February 28, 2013, with respect to the consolidated balance sheets of SJW Corp. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 10-K of SJW Corp.

/s/ KPMG LLP

Santa Clara, California

February 28, 2013

**Exhibit 31.1**

## CERTIFICATIONS

I, W. Richard Roth, certify that:

1. I have reviewed this Annual Report on Form 10-K of SJW Corp. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2013

/s/ W. Richard Roth

W. RICHARD ROTH
President, Chief Executive Officer and
Chairman of the Board
(Principal executive officer)

**Exhibit 31.2**

## CERTIFICATIONS

I, James P. Lynch, certify that:

1. I have reviewed this Annual Report on Form 10-K of SJW Corp. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2013

/s/ James P. Lynch
JAMES P. LYNCH
Chief Financial Officer and Treasurer
(Principal financial officer)

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of SJW Corp. (the "Company") on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, W. Richard Roth, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge on the date hereof:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ W. Richard Roth

W. RICHARD ROTH
President, Chief Executive Officer and
Chairman of the Board
(Principal executive officer)
February 28, 2013

**Exhibit 32.2**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of SJW Corp. (the "Company") on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James P. Lynch, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge on the date hereof:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ James P. Lynch

JAMES P. LYNCH
Chief Financial Officer and Treasurer
(Principal financial officer)
February 28, 2013

# FINANCIAL HIGHLIGHTS

SJW Corp. and subsidiaries



8.3
8.0
9.6
6.0
8.8
2012
2011
2010
2009
2008

Rate of return on average equity (%)



0.71
0.69
0.68
0.66
0.65
2012
2011
2010
2009
2008

Dividends paid per share ($)



1.20
1.12
1.32
0.82
1.17
2012
2011
2010
2009
2008

Basic earnings per share ($)

# SHAREHOLDERS' CALENDAR

Transfer Agent (for inquiries and changes in shareholder accounts)

American Stock Transfer & Trust Company, LLC
Shareholder Services Division
6201 15th Avenue, Brooklyn, NY 11219
Telephone: (800) 937-5449
Website: www.amstock.com

Schedule of anticipated dividend declaration, record and payment dates for 2013

| DECLARATION DATES | RECORD DATES | PAYMENT DATES |
|---|---|---|
| January 30 | February 11 | March 1 |
| April 24 | May 6 | June 3 |
| July 31 | August 12 | September 3 |
| October 30 | November 12 | December 2 |

# ANNUAL MEETING

The Annual Meeting of Shareholders of SJW Corp. is scheduled for Wednesday, April 24, 2013, at 9:00 AM in the Corporation's principal office at 110 W. Taylor Street, San Jose, California 95110.

Website:
www.sjwcorp.com

General Office:
(408) 918-7231

Investor Relations:
(800) 250-5147

# DIRECTORS

Katharine Armstrong, *President, Natural Resources Solutions and Katharine Armstrong, Inc.*
Walter J. Bishop, *Principal, Walter Bishop Consulting*
Mark L. Cali, *Court Attorney, Superior Court of California, County of San Luis Obispo*
Douglas R. King, *Retired Audit Partner, Ernst & Young LLP*
Ronald B. Moskovitz, *Counsel, Morgan, Lewis & Bockius LLP*
George E. Moss, *Chairman, Roscoe Moss Manufacturing Company*
W. Richard Roth, *Chairman, President and Chief Executive Officer, SJW Corp.*
Robert A. Van Valer, *President, Roscoe Moss Manufacturing Company*



## SJW Corp. Mission

- Maximize shareholder value by achieving strong earnings, sustainable growth, and competitive total returns.
- Provide high quality, low cost water and exceptional service to customers.
- Capitalize on water sector growth opportunities through constructive business partnerships, disciplined management, and innovative applications of technology.
- Foster a dynamic work environment that encourages personal and professional growth, embraces diversity, and promotes mutual trust and respect.
- Conduct business with strict adherence to responsible corporate governance and high ethical standards.
- Be a committed corporate citizen through community involvement, steadfast environmental stewardship, and an enduring dedication to excellence.

SJW Corp.

110 W. Taylor Street, San Jose, CA 95110 | (408) 918-7231 | www.sjwcorp.com